2009

ANNUAL REPORT TO STOCKHOLDERS

infospace®

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

ANNUAL REPORT ON FORM 10-K

To Our Shareholders:

2008 was an important transitional year for InfoSpace. After the sales of our Mobile and Directory businesses, we distributed $300 million to shareholders via a special dividend. These sales and cash distribution were the culmination of our plans to unlock the shareholder value from the two business units, while maintaining our online search assets. At the beginning of 2008, we turned to the operation of this business with a smaller and more focused team, and produced a solid year of growth and profitability. Total revenues increased 12% versus 2007, and we generated $27 million of Adjusted EBITDA[1], equal to 17% of our revenue.

Our success in 2008 came from the core value of our metasearch products and the syndication of our results to new distribution partners. Our technology leverages the search results from the leading search engines, including Google and Yahoo!, to produce highly relevant responses to our customers' queries. By combining the advertising networks of these leading engines, we match more sponsored results to the relevant queries than a single search engine and generate greater revenue than a single platform.

To attract more customers to our owned Web sites, we enhanced content and functionality. We created a more engaging and fun experience through our mascot, Arfie, and made improvements to our flagship search product, Dogpile.com. We ramped up our direct marketing efforts to attract new users and have seen some positive early results.

Our distribution business grew through the successful launch of new partners and products. The value proposition offered by our metasearch technology continues to win new deals, and we have expanded our reach by launching an InfoSpace solution for DNS error assistance traffic. Additionally, we deployed an improved portal product that offers enhanced customization features for the end users of our distribution partner sites.

Operationally, we completed a build-out and transition to our new data center hosting facilities. This move allows us to scale our products while reducing our future operating expenses. As a result of this transition, our Web site performance has improved.

InfoSpace ended the year with a strong balance sheet, including $205 million in cash and investments, no debt, and $800 million in tax net operating loss carryforwards. This positions us well for merger and acquisition initiatives as we go into 2009.

Notwithstanding the negative effects of economic recession in 2009, we are optimistic about the long-term value of online search and the continued migration of advertising budgets to the online space. We are committed to growing our core business and putting our cash to work to generate additional cash flow and value for you, our shareholders.

Sincerely,

William J. Lansing

William Lansing
President and CEO
InfoSpace, Inc.

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[1] Adjusted EBITDA of $27 million is a non-GAAP financial measure that is calculated by adjusting GAAP net loss of $19 million to exclude the $46 million aggregate effect of discontinued operations, income taxes, depreciation, stock-based compensation expense, loss on investments and other income.

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infospace®

INFOSPACE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on May 11, 2009

TO THE STOCKHOLDERS:

Notice is hereby given that the Annual Meeting of Stockholders of InfoSpace, Inc., a Delaware corporation, will be held on May 11, 2009 at 10:00 a.m., local time, at The Westin Bellevue, 600 Bellevue Way NE, Bellevue, Washington 98004, for the following purposes:

1. To elect the three Class I directors nominated by the Board of Directors of the Company to serve for their ensuing class term and until their successors are duly elected.
2. Proposal to adopt a Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation to reclassify the Company's existing common stock into new shares of common stock that provide for limitations on the transferability of the common stock in certain circumstances.
3. To ratify the appointment of Deloitte & Touche LLP as independent registered public accounting firm for InfoSpace for 2009.
4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 13, 2009 as the record date for the determination of stockholders entitled to vote at this meeting. Only stockholders of record at the close of business on March 13, 2009 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to vote online, by telephone or by signing, dating and returning the enclosed proxy card as promptly as possible. For specific instructions for voting online, by telephone or by mail, please see the enclosed proxy card. Any stockholder attending the meeting may vote in person even if the stockholder has previously returned a proxy. Please see "How may I vote my shares in person at the meeting" in the Questions and Answers section of the Proxy Statement for more details on voting in person at the meeting.

By Order of the Board of Directors,

Alejandro C. Torres
General Counsel and Secretary

Bellevue, Washington
March 24, 2009

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE OR VOTE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE ENCLOSED VOTING INSTRUCTION CARD.

Proxy

Proxy

INFOSPACE, INC.

PROXY STATEMENT FOR
2009 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for the 2009 Annual Meeting of Stockholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Annual Meeting will be held on May 11, 2009 at 10:00 a.m., local time, at The Westin Bellevue, 600 Bellevue Way NE, Bellevue, Washington 98004. All proxy cards are solicited for the purposes set forth herein and in the Notice of Annual Meeting of Stockholders that accompanies this Proxy Statement. Voting materials, which include the Proxy Statement, proxy card and Annual Report on Form 10-K for the year ended December 31, 2008, will be sent or otherwise distributed to stockholders on or about March 31, 2009. Our principal executive offices are located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004.

Important Notice Regarding the Availability of Proxy Materials for Stockholders Meeting to be Held on May 11, 2009.

We are mailing or otherwise delivering to you the Proxy Statement, proxy card and Annual Report on Form 10-K for the year ended December 31, 2008. These proxy materials are also available to you on the Internet. The Proxy Statement, proxy card and Annual Report on Form 10-K for the year ended December 31, 2008 are available at www.proxyvote.com. You may access your proxy card on the Internet by following the instructions on the proxy card. Please note that you will not be required to provide any personal information, other than the identification number provided on the proxy card, to execute a proxy.

This solicitation of proxies is made on behalf of InfoSpace, and all related costs will be borne by us. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers and regular employees, without additional compensation, personally or by telephone.

We do not expect any matters not listed in the Proxy Statement to come before the Annual Meeting. If any other matter is presented, your signed proxy card or submission of your proxy by telephone or via the Internet gives the individuals named as proxy holders the authority to vote your shares to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, which would include matters that the proxy holders did not know were to be presented at the Annual Meeting and which were not presented to InfoSpace by March 12, 2009.

Questions and Answers

Q: Who may vote at the meeting?

A: The Board set March 13, 2009 as the record date for the meeting. All stockholders who owned InfoSpace common stock at the close of business on March 13, 2009 may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on.

On March 13, 2009, 34,931,812 shares of our common stock were issued and outstanding. Shares of our common stock were held of record by 950 stockholders on the record date. The number of holders of record does not include beneficial owners of our common stock who hold their shares through brokers, banks or other holders of record.

Q: How many votes do you need at the meeting?

A: A majority of InfoSpace's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Shares that are voted "*FOR*," "*AGAINST*," "*ABSTAIN*" or "*WITHHELD FROM*" a matter are treated as being present at the meeting for purposes of establishing a quorum.

Shares are counted as present at the meeting if you:

- are present and vote in person at the meeting; or
- have properly submitted a proxy card or voted by telephone or via the Internet.

Proxy

Q: What proposals will be voted on at the meeting?

A: There are three Board proposals scheduled to be voted on at the meeting:

- Election of the three Class I directors nominated by the Board of Directors of the Company to serve for their ensuing class term and until their successors are duly elected;
- The adoption of a Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation to reclassify the Company's existing common stock into new shares of common stock that provide for limitations on the transferability of the common stock in certain circumstances; and
- Ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for InfoSpace for 2009.

Q: What is the voting requirement to approve each of the proposals?

A: For the election of directors, the three Class I nominees of the Board of Directors of the Company who receive the greatest number of votes from shares present and entitled to vote at the meeting will be elected. For the adoption of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation, the holders of at least a majority of InfoSpace's outstanding shares of common stock as of the record date must affirmatively vote "*FOR*" the proposal in order for it to pass. The proposed ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm requires the affirmative "*FOR*" vote of a majority of the shares cast at the meeting and entitled to vote with respect to such proposal in order for it to pass.

Q: How are votes counted?

A: In the election of the directors, you may vote "*FOR*" each of the nominees or your vote may be "*WITHHELD*" with respect to any nominee. You may vote "*FOR,*" "*AGAINST*" or "*ABSTAIN*" on the other proposals. If you just sign your proxy card with no further instructions, your shares will be counted as a vote "*FOR*" each nominee for director listed in this proxy statement, a vote "*FOR*" the adoption of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation and a vote "*FOR*" the ratification of the appointment of Deloitte & Touche LLP as InfoSpace's independent registered public accounting firm.

If you do not vote and you hold your shares in a brokerage account in your broker's name (this is called "Street-name"), your broker will have discretionary authority to vote your shares "*FOR*" each nominee for director or to withhold votes for any nominee. Your broker will not have the discretionary authority to vote your shares with regard to Proposal Two (regarding the adoption of a Certificate of Amendment to the Amended and Restated Certificate of Incorporation), and your broker cannot vote your shares on that proposal without specific instructions from you. Because the affirmative vote of a majority of the outstanding shares of the Company is required to approve Proposal Two, if you do not instruct your broker how to vote, it will have the effect of a vote "*AGAINST*" Proposal Two. Your broker will have the discretionary authority to vote your shares "*FOR*" or "*AGAINST*" Proposal Three (regarding the ratification of the appointment of Deloitte & Touche LLP). A broker non-vote will not have any effect on the outcome of the voting on Proposal Three.

If any other matters are properly presented for consideration at the Annual Meeting, the persons named in the enclosed proxy will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: How may I vote my shares in person at the meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you hold your shares through a bank, broker or other holder of record (i.e., in "Street-name"), and you wish to vote at the meeting, you must present a legal proxy from your stockbroker or other holder of record in order to vote at the meeting. If you choose to attend the meeting, please bring proof of identification for entrance to the meeting, and, if you hold your shares through a bank, broker or other holder of record, your proof of ownership, such as a brokerage statement. Even if you currently plan to attend the Annual Meeting, we recommend that you submit your proxy card as described above so that your vote will be counted if you later decide not to attend the meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a stockholder of record or beneficially in Street-name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held in Street-name, by submitting voting instructions to your stockbroker or nominee. In most cases, you will be able to do this by telephone, via the Internet or by mail. Please refer to the summary instructions included on your proxy card. For shares held in Street-name, the voting instruction card will be provided by your stockbroker or nominee.

If your shares are registered under different names, or if they are in more than one account, you may receive more than one proxy card or voting instruction card. Please follow the instructions on each proxy card or voting instruction card to ensure that all of your shares are represented at the meeting. Please sign each proxy card exactly as your name or names appear on the proxy card. For joint accounts, each owner should sign the proxy card. When signing as executor, administrator, attorney, trustee or guardian, etc., please print your full title on the proxy card.

BY TELEPHONE OR THE INTERNET – If you have telephone or Internet access, you may submit your proxy by following the instructions on the proxy card.

BY MAIL – You may submit your proxy by mail by signing your proxy card or, for shares held in Street-name, by following the voting instruction card included by your stockbroker or nominee and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Q: How can I change my vote after I return my proxy card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing and submitting a new proxy card with a later date, voting by telephone or via the Internet as instructed above (only your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person (as described above). Attending the meeting will not revoke your proxy unless you specifically request it. If you hold your shares in Street-name, you must present a legal proxy from your stockbroker in order to vote at the meeting.

Q: What are InfoSpace's voting recommendations?

A: Our Board of Directors recommends that you vote your shares "*FOR*" each nominee to the Board listed in this Proxy Statement, "*FOR*" the adoption of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation and "*FOR*" the ratification of Deloitte & Touche LLP as InfoSpace's independent registered public accounting firm.

Proxy

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in our Quarterly Report on Form 10-Q for the second quarter of 2009, which will be filed with the Securities and Exchange Commission and will also be available at www.infospaceinc.com.

"Householding" of Proxy Materials

We have adopted a procedure approved by the U.S. Securities and Exchange Commission ("SEC") called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one set of our proxy materials unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. We believe this will provide greater convenience for our stockholders, as well as cost savings for us by reducing the number of duplicate documents that are sent to your home.

Stockholders who participate in householding will continue to receive separate proxy cards. Householding will not in any way affect your rights as a stockholder.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact Broadridge, either by calling toll-free (800) 542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you participate in householding and wish to receive a separate copy of our Annual Report on Form 10-K for the year ended December 31, 2008 or this Proxy Statement, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Broadridge as indicated above.

Beneficial stockholders can request information about householding from their banks, brokers or other holders of record.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of common stock of InfoSpace as of March 10, 2009 as to (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each director and each nominee for director of InfoSpace, (iii) each of the executive officers named in the Summary Compensation Table in "Additional Information Relating to Our Directors and Executive Officers" and (iv) all current directors and executive officers as a group. Information for beneficial owners who are not officers or directors of InfoSpace is based on their most recent filings with the SEC (as described in the footnotes to this table) and is not independently verified by InfoSpace. The address for each of the directors, nominees for director and named executive officers of InfoSpace is c/o InfoSpace, Inc., 601 108th Ave NE, Suite 1200, Bellevue, Washington 98004.

Principal Stockholders, Directors, Nominees for Director and Named Executive Officers	Shares Beneficially Owned (1) Number	Percent of Class
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,749,351(2)	7.9%
Barclays Global Investors, N.A. 400 Howard Street San Francisco, CA 94105	2,541,775(3)	7.3%
Merrill Lynch & Co., Inc. 4 World Financial Center 250 Vesey Street New York, NY 10038	2,537,292(4)	7.3%

Principal Stockholders, Directors, Nominees for Director and Named Executive Officers	Shares Beneficially Owned (1) Number	Percent of Class
The Sandell Group 40 West 57th Street 26th Floor New York, NY 10019	2,406,146(5)	6.9%
Renaissance Technologies LLC. 800 Third Avenue New York, NY 10022	2,016,700(6)	5.8%
PEAK6 LLC 141 W. Jackson Boulevard, Suite 500 Chicago, IL 60604	1,876,625(7)	5.4%
John E. Cunningham, IV	60,232(8)	*
David B. Binder	200,497(9)	*
Eric M. Emans	54,857(10)	*
Michael J. Glover	65,636(11)	*
Jules Haimovitz	25,000(12)	*
Richard D. Hearney	45,500(12)	*
William J. Ruckelshaus	10,987(13)	*
Sunil Thomas	153,813(14)	*
Lewis M. Taffer	42,000(12)	*
George M. Tronsrue, III	30,000(12)	*
James F. Voelker	2,122,337(15)	5.7%
All current directors and executive officers as a Group (14 persons)	2,882,030(16)	7.7%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days of March 10, 2009, if any, or shares of common stock subject to restricted stock units ("RSUs") held by that person that vest within 60 days of March 10, 2009, if any, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2009 by Dimensional Fund Advisors LP.

(3) Based on information contained in a Schedule 13G filed with the SEC February 5, 2009 by Barclays Global Investors, N.A. and other reporting persons named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "Barclays Group"). According to the Schedule 13G, as of December 31, 2008, the Barclays Group included Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited, and Barclays Global Investors (Deutschland) AG.

(4) Based on information contained in a Schedule 13G filed with the SEC February 17, 2009 by Merrill Lynch & Co., Inc. and the other reporting persons named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "Merrill Group"). According to the Schedule 13G, as of December 31, 2008, the Merrill Group included Merrill Lynch & Co., Inc., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Merrill Lynch Professional Clearing Corporation. Upon completion of the merger

on January 1, 2009 between Bank of America Corporation and Merrill Lynch & Co, Inc., Merrill Lynch & Co., Inc. became a wholly owned subsidiary of Bank of America Corporation and ultimate parent and controlling entity of the Merrill Group.

(5) Based on information contained in a Schedule 13D/A filed with the SEC on January 6, 2009, by Sandell Asset Management Corp. ("Sandell") and the other reporting persons named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "Sandell Group"). According to the Schedule 13D/A, as of January 2, 2009, the Sandell Group included Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell.

(6) Based on information contained in a Schedule 13G/A filed with the SEC February 13, 2009 by Renaissance Technologies LLC and the other reporting person named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "Renaissance Group"). According to the Schedule 13G/A, as of December 31, 2008, the Renaissance Group included Renaissance Technologies LLC and James H. Simons.

(7) Based on information contained in a Schedule 13G filed with the SEC February 12, 2009 by PEAK6 LLC and the other reporting persons named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "PEAK6 Group"). According to the Schedule 13G, as of December 31, 2008, the PEAK6 Group included PEAK6 LLC, PEAK6 Investments, L.P., PEAK6 Advisors LLC, PEAK6 Performance Management LLC, Mathew N. Hulsizer, and Jennifer Just.

(8) Includes 45,000 shares of common stock subject to options exercisable within 60 days of March 10, 2009, and 9,280 shares of common stock held by Clear Fir Partners, L.P. Mr. Cunningham is a general partner of Clear Fir Partners, L.P.

(9) Includes 150,000 shares of common stock subject to options exercisable within 60 days of March 10, 2009.

(10) Includes 36,250 shares of common stock subject to options exercisable within 60 days of March 10, 2009 and 1,011 shares of common stock subject to RSUs vesting within 60 days of March 10, 2008.

(11) Includes 49,634 shares of common stock subject to options exercisable within 60 days of March 10, 2009 and 6,666 shares of common stock subject to RSUs vesting within 60 days of March 10, 2009.

(12) Consists of shares of common stock subject to options exercisable within 60 days of March 10, 2009.

(13) Includes 10,000 shares of common stock subject to options exercisable within 60 days of March 10, 2009.

(14) Includes 101,500 shares of common stock subject to options exercisable within 60 days of March 10, 2009.

(15) Includes 2,005,500 shares of common stock subject to options exercisable within 60 days of March 10, 2009.

(16) Includes 2,593,717 shares of common stock subject to options exercisable within 60 days of March 10, 2009 and 7,677 shares of common stock subject to RSUs vesting within 60 days of March 10, 2009.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Our Board of Directors currently comprises eight members, which are divided into three classes with overlapping three-year terms. A director serves in office until his or her respective successor is duly elected and qualified unless the director resigns or by reason of death or other cause is unable to serve in the capacity of director. If a director resigns before the end of his or her term, the Board of Directors may appoint a director to fill the remainder of that term or leave the position vacant. Stockholder election of directors may only take place at the annual meeting at which the three-year term of that director would expire or at a special meeting of stockholders called for such purpose.

Proxy

Nominees for Directors

Three Class I directors are to be elected at the Annual Meeting for a three-year term ending in 2012. The Board of Directors has nominated John E. Cunningham, Lewis M. Taffer and William J. Ruckelshaus for re-election as Class I directors. Each of Mr. Cunningham, Mr. Taffer and Mr. Ruckelshaus is an "independent director" as defined in the NASDAQ Marketplace Rules.

For further information on the process of director nominations and criteria for selection of directors, see "Director Nomination Process" below.

Unless otherwise instructed, the proxy holders will vote the proxies received by them "*FOR*" the three nominees listed in this Proxy Statement. In the event that any of these nominees to the Board of Directors is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for a nominee who shall be designated by the present Board of Directors to fill the vacancy. It is not expected that any of the nominees will be unable or will decline to serve as a director.

Vote Required; Election of Directors

If a quorum is present and voting, the three Class I nominees receiving the highest number of votes will be elected to the Board of Directors. Votes withheld from any nominee, abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum, but will not otherwise have an effect on the outcome of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED HEREIN.

Director Nominees

Class I – Terms expiring in 2012

The names of the nominees of the Board of Directors and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
John E. Cunningham, IV	51	Director	1998
Lewis M. Taffer(1)(2)	61	Director	2001
William J. Ruckelshaus(2)(3)	44	Director	2007

(1) Member of the Compensation Committee. Mr. Taffer serves as Chair of this committee.
(2) Member of the Audit Committee. Mr. Ruckelshaus serves as Chair of this committee.
(3) Member of the Nominating and Governance Committee.

John E. Cunningham, IV has served as a director of InfoSpace since July 1998. Mr. Cunningham has been a general partner of Clear Fir Partners, L.P., a private equity investment partnership, since February 1998. From July 2006 to June 2008, he served as a board member of Citel Technologies, Inc., a telecommunications company, and also served as its non-executive Chairman from January 2004 to July 2006. From April 1996 until February 2003, he served as President of Kellett Investment Corporation, an investment fund for private companies.

Lewis M. Taffer has served as a director of InfoSpace since June 2001. Since March 2006, Mr. Taffer has served as an Operating Advisor at Pegasus Capital Advisors, a private equity fund manager. Since May 2006, he has also served as a director and Senior Vice President at iGPS Company LLC, a provider of RFID (radio frequency identification)-tagged plastic pallet rental systems and an affiliate of Pegasus Capital Advisors. Since January 2005, he has also been an independent management consultant. From January 2004 to January 2005, Mr. Taffer served as Executive Vice President, Acquisition Marketing of America Online, Inc. From May 2001 through December 2003, Mr. Taffer was an independent consultant specializing in marketing, business development and strategic partnerships.

William J. Ruckelshaus has served as a director of InfoSpace since May 2007. Mr. Ruckelshaus has served as Chief Operating Officer of AudienceScience, Inc. (formerly known as Revenue Science Inc.), an Internet advertising technology and services company, since August 2008, as well as its Chief Financial Officer since May 2006. From July 2002 to April 2006, he served as Senior Vice President Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning effort.

Continuing Directors

Class II – Terms expiring in 2010

The names of our Class II directors, whose terms expire in 2010, and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
Richard D. Hearney(1)(2)	69	Director	2001
James F. Voelker	58	Chairman	2002
William J. Lansing	50	Chief Executive Officer, President and Director	2009

(1) Member of the Compensation Committee.
(2) Member of the Nominating and Governance Committee.

Richard D. Hearney has served as a director of InfoSpace since September 2001. Since 2002, General Hearney has been a consultant in the defense and information technology industries. From December 2000 to April 2002, General Hearney served as President and Chief Executive Officer of Business Executives for National Security, an organization focusing on national security policy.

James F. Voelker has served as our Chairman since December 2002. He also served as Chief Executive Officer from December 2002 to February 2009, and also as President from December 2005 to February 2009. He also held the title of President from December 2002 to April 2003. He has served as a director since July 2002. Mr. Voelker served as President and a director of NEXTLINK Communications, Inc. (now XO Communications, Inc.), a broadband communications company, from its inception in 1994 through 1998.

William J. Lansing has served as our Chief Executive Officer and President, and as a director, since February 2009. From December 2003 to October 2007, Mr. Lansing served as Chief Executive Officer, President and as a director of ValueVision Media, Inc., a direct marketing company. From September 2001 to December 2003, he served as a General Partner of General Atlantic LLC, a private equity investment firm. From April 2000 to August 2001, he was Chief Executive Officer of NBC Internet, Inc., an integrated Internet media company. From April 1998 to March 2000, he served as President, then as Chief Executive Officer, of Fingerhut Companies, Inc., a direct marketing company. From November 1996 to May 1998, Mr. Lansing served as Vice President, Corporate Business Development for General Electric Company. Mr. Lansing serves on the Board of Directors of Fair Isaac Corporation, Digital River, Inc. and RightNow Technologies, Inc.

Class III – Terms expiring in 2011

The names of our Class III directors, whose terms expire in 2011, and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
Jules Haimovitz(1)(2)	58	Director	2005
George M. Tronsrue, III(2)(3)	52	Director	2003

(1) Member of the Audit Committee.
(2) Member of the Nominating and Governance Committee. Mr. Tronsrue serves as Chair of this committee.
(3) Member of the Compensation Committee.

Jules Haimovitz has served as a director of InfoSpace since October 2005. Since July 2007, he has served as President of Haimovitz Consulting, a media consulting firm. From July 2002 to July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions Inc., a producer of programming for television, cable networks and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc., Executive Consultant to the CEO, and Chair of the Library Task Force. Mr. Haimovitz is a director of Blockbuster, Inc.

George M. Tronsrue, III has served as a director of InfoSpace since February 2003. Since March 2004, Mr. Tronsrue has served as President and Co-Manager of Jericho Fund, LLC, an investment and consulting company. From January 2000 to March 2004, Mr. Tronsrue served as Chairman and Chief Executive Officer of Monet Mobile Networks Inc., a wireless Internet service provider, which filed for Chapter 11 bankruptcy protection in March 2004.

Board Meetings and Committees; Corporate Governance Matters

The Board of Directors of InfoSpace held a total of 25 meetings, and acted by unanimous written consent three times, during 2008. For 2008, no director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and committees thereof, if any, on which such director served during the period for which he or she has been a director or committee member.

Our Board has not adopted a formal policy regarding directors' attendance at our annual meetings of stockholders. However, our directors are encouraged to attend the annual meeting. Messrs. Cunningham, Haimovitz, Hearney, Ruckelshaus, Taffer, Tronsrue and Voelker attended our 2008 Annual Meeting of Stockholders.

The Board of Directors believes that management speaks for InfoSpace. Individual Board members may occasionally meet or otherwise communicate with our stockholders and other constituencies that are involved with InfoSpace, but it is expected that Board members would do this with the advance knowledge of management and, absent unusual circumstances or as contemplated by Board committee charters, at the request of management. Stockholders who wish to communicate with the Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. The Corporate Secretary will in general forward such communication to the Board or the specific Board member. However, the Corporate Secretary reserves the right to not forward any material that is abusive, threatening or otherwise inappropriate.

Each of Messrs. Cunningham, Haimovitz, Hearney, Ruckelshaus, Taffer and Tronsrue is an "independent director" as defined in the NASDAQ Marketplace Rules. In determining whether Mr. Cunningham is an "independent director" as defined in the NASDAQ Marketplace Rules, the Board of Directors considered that Mr. Cunningham's brother is a non-executive, at-will employee of the Company who is serving as one of the Company's managers of business development, and has an annual base salary of over $120,000 and is eligible to be paid bonuses by the Company.

Our Board of Directors has an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee. Copies of our Audit Committee Charter, Compensation Committee Charter, Nominating and Governance Committee Charter and related Director Nomination Policy, as well as our Code of Business Conduct and Ethics, which is applicable to all of our employees, can be found on our corporate Web site at www.infospaceinc.com. You may also request copies of these documents from Investor Relations at (425) 201-6100 or (866) 438-4677.

The Audit Committee. The Audit Committee, which currently consists of nonemployee directors William Ruckelshaus, Jules Haimovitz and Lewis Taffer, met nine times during 2008. Mr. Ruckelshaus is Chair of the Audit Committee. Each member of the Audit Committee is an "independent director" as defined in the NASDAQ Marketplace Rules. Our Board of Directors has determined that Mr. Ruckelshaus is an "audit committee financial expert" under SEC rules and has determined that Mr. Ruckelshaus meets the NASDAQ's professional experience requirements. Among other functions, the Audit Committee's duties include the following:

- Appointment, compensation, oversight and retention of our independent registered public accounting firm;
- Pre-approving all services to be performed by the independent registered public accounting firm;
- Reviewing the adequacy and effectiveness of our accounting and financial controls, including controls over financial reporting;
- Reviewing our audited financial statements and quarterly financial information and discussing them with management and the independent registered public accounting firm;
- Establishing procedures for receiving and reviewing accounting-related complaints and concerns by whistle blowers; and
- Reviewing, approving and monitoring our code of ethics for senior financial personnel.

The Compensation Committee. The Compensation Committee currently consists of nonemployee directors Richard Hearney, Lewis Taffer and George Tronsrue. Mr. Taffer is chair of the Compensation Committee. Each member of the Compensation Committee is an "independent director" as defined in the NASDAQ Marketplace Rules. The Compensation Committee met six times, and acted by unanimous written consent two times, during 2008. The Compensation Committee's duties include the following:

- Annually reviewing and approving compensation for our Chief Executive Officer and other executive officers;
- Annually reviewing and making recommendations to management regarding general compensation goals and guidelines for employees and criteria by which employee bonuses are determined;
- Evaluating the performance of the Chief Executive Officer and such other executive officers as appropriate; and
- Acting as administrator of InfoSpace's stock plans.

A description of the considerations and determinations of the Compensation Committee regarding the compensation of our executive officers is contained in the Compensation Discussion & Analysis portion of this Proxy Statement. For the determination of our nonemployee directors' compensation, the Compensation Committee may review and make recommendations to the Board of Directors regarding plans that are proposed for the provision of compensation to the directors of the Company. In 2003, the Compensation Committee utilized the services of a compensation consultant, Towers Perrin, to provide benchmarking information and recommend a policy for the compensation of the Company's nonemployee directors for service on the Board of Directors and the committees of the Board. The Compensation Committee also sought input and recommendations from our then-Chief Executive Officer, Mr. James Voelker. The Compensation Committee then made a recommendation to the Board for their approval, which occurred in February 2003. A description of the compensation program for our nonemployee directors can be found below in the "Director Compensation for 2008" section of this Proxy Statement.

The Nominating and Governance Committee. The Nominating and Governance Committee, which currently consists of nonemployee directors Jules Haimovitz, Richard Hearney, William Ruckelshaus and George Tronsrue, met once during 2008. Mr. Tronsrue is Chair of the Nominating and Governance Committee. Each member of the Nominating and Governance Committee is an "independent director" as defined in the NASDAQ Marketplace Rules. The Nominating and Governance Committee's duties include:

- Assisting the Board by identifying prospective director nominees and recommending to the Board the director nominees for the next annual meeting of stockholders;
- Developing and recommending to the Board the governance principles applicable to InfoSpace;
- Evaluating the performance of individual directors and assessing the effectiveness of the committees and the Board as a whole;
- Recommending to the Board director nominees for each committee; and
- Considering stockholder nominees for election to the Board as described below under "Director Nomination Process."

Director Nomination Process

The Nominating and Governance Committee is responsible for reviewing and recommending nominees to the Board, which is responsible for approving director candidates for nomination by the Board of Directors. The Nominating and Governance Committee's objective, pursuant to its charter, is to ensure that the Board is properly constituted to meet its fiduciary obligations to InfoSpace and its stockholders.

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In considering director candidates, the Nominating and Governance Committee seeks the following minimum qualifications:

- Commitment to InfoSpace's business success consistent with the highest standards of responsibility and ethics;
- Representation of the best interests of all of InfoSpace's stockholders and not any particular constituency;
- Conscientious preparation for, attendance and participation in Board and applicable committee meetings;
- No personal or professional commitments that would interfere or conflict with his or her obligations to InfoSpace and its stockholders;
- An established record of professional accomplishment in his or her chosen field; and
- No material personal, financial or professional interest in any InfoSpace competitor that would interfere or conflict with his or her obligations to InfoSpace and its stockholders.

The Nominating and Governance Committee also considers the following qualifications desirable in Board nominees:

- Contribution to the Board's overall diversity, with diversity being broadly construed to mean a variety of personal and professional experiences, opinions, perspectives and backgrounds; and
- Professional and personal experience and expertise relevant to InfoSpace's business objectives.

The Nominating and Governance Committee may solicit ideas for possible Board candidates from a variety of sources, such as members of the Board, Company executives, or individuals personally known to the members of the Board or Company executives through personal or professional relationships, and research. The Nominating and Governance Committee has not paid a third party to identify or evaluate potential nominees in 2008 or with respect to the current slate of nominees. However, the Committee has the authority to retain a search firm, at InfoSpace's expense, to be used to identify or evaluate director candidates at its discretion.

On April 26, 2007, InfoSpace entered into an agreement (the "Sandell Agreement") with certain stockholders of InfoSpace affiliated with Sandell Asset Management Corp. (collectively, the "Sandell Group"). Among other things, pursuant to the Sandell Agreement, the Board elected Nick Graziano to the Board on May 2, 2007, and also agreed to nominate Nick Graziano for election to the Board as a Class II director at the 2007 Annual Meeting of Stockholders. In addition, pursuant to the Sandell Agreement, the Board elected Mr. Ruckelshaus to the Board to fill a vacancy in Class I on May 2, 2007. Mr. Graziano resigned from our Board of Directors effective October 2, 2008.

As of March 10, 2009, the Sandell Group beneficially owns and controls 2,406,146 shares of InfoSpace's common stock, or approximately 6.9% of InfoSpace's common stock outstanding as of such date. There is no other relationship between InfoSpace, Mr. Ruckelshaus or Mr. Graziano.

Any stockholder may nominate candidates for election as directors by following the procedures set forth in our Bylaws, including the applicable notice, information and consent provisions. For further information regarding these procedures, see "Deadline for Receipt of Stockholder Proposals" below. A copy of our Bylaws is available on our corporate Web site at www.infospaceinc.com.

Any single stockholder, or group of stockholders, that has beneficially owned more than 5% of our outstanding common stock for at least one year may propose a director candidate for evaluation by the Nominating and Governance Committee by delivering a written notice to the Nominating and Governance Committee that satisfies the notice, information and consent requirements of the committee's Director Nomination Policy. Any such Board candidate must be independent of the stockholder in all respects and must also qualify as an "independent director" under applicable NASDAQ Marketplace Rules. The notice must be received by the Nominating and Governance Committee not less than 120 calendar days before the anniversary of the date of our proxy statement released to stockholders in connection with the previous year's annual meeting. The notice must include, among other things, proof of the required stock ownership, identification of, and other information with regard to, the stockholder(s) submitting the proposal, and information with respect to the proposed Board candidate. The notice should be sent to the following address:

Chair, Nominating and Governance Committee
InfoSpace, Inc.
c/o Corporate Secretary
601 – 108th Avenue NE, Ste. 1200
Bellevue, WA 98004

The Nominating and Corporate Governance Committee did not receive prior to March 12, 2009 any recommendations for director candidates from any non-management stockholder or group of stockholders that beneficially owns more than 5% of InfoSpace's voting stock.

PROPOSAL TWO: NOL PROTECTIVE AMENDMENT

ADOPTION OF CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO RECLASSIFY OUR COMMON STOCK AND ADD TRANSFER RESTRICTIONS TO PRESERVE VALUE OF OUR TAX NET OPERATING LOSSES

General

At the Annual Meeting, you will consider and vote on a proposal to adopt a certificate of amendment to our amended and restated certificate of incorporation to reclassify our common stock and impose restrictions on its transfer under certain circumstances (the "NOL Protective Amendment"). The NOL Protective Amendment attempts to prevent certain future transfers of our capital stock that could adversely affect our ability to utilize our net operating loss carryforwards ("NOLs") and certain income tax credits to reduce our federal income taxes. If the NOL Protective Amendment is approved and filed with the Secretary of State of the State of Delaware, each share of our existing common stock will automatically be reclassifed into one share of new common stock. Except for the restrictions noted below, the reclassified shares of common stock will have the same rights and preferences as shares of our existing common stock (a description of the which is contained in our Registration Statement on Form 8-A, dated December 3, 1998).

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The NOL Protective Amendment is contained in a proposed new Article 4 to our amended and restated certificate of incorporation which is attached as Annex A to this proxy statement and is incorporated by reference herein. We urge you to read the NOL Protective Amendment in its entirety, as the discussion in this proxy statement is only a summary and does not contain all of the language in the NOL Protective Amendment. The NOL Protective Amendment will only become effective if our stockholders holding a majority of our outstanding common stock approve it.

The Problem: Potential Limitations on Our NOLs

The Value of our NOLs. We estimate that we had approximately $800 million of (pre-tax) federal NOLs as of December 31, 2008. Furthermore, our federal NOLs do not begin to expire until the year 2020, and are available to use at some level through 2027. To the extent we have future taxable income, and until the NOLs expire or are subject to limitation, they can be used to eliminate future ordinary tax on our income (we may still pay alternative minimum taxes). By way of example, if we make certain assumptions about our taxable income in the future based on our results of operations in 2008, we estimate that our NOLs could reduce our federal income taxes by $42 million over the remaining 19 year life of our NOLs. Because the amount and timing of our future taxable income, if any, cannot be accurately predicted, we cannot estimate the exact amount, if any, of our NOLs that we can ultimately use to reduce our income tax liability. Although we are unable to quantify an exact value, we believe our NOLs are a very valuable asset.

The Section 382 Limit on Use. Certain transfers of our stock between shareholders could result in our undergoing an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations ("Section 382"). If that were to happen, we would only be allowed to use a limited amount of our then existing NOLs and credits to reduce our current and future federal income taxes subsequent to the ownership change. The annual limit is obtained by multiplying (i) the aggregate value of our outstanding capital stock immediately prior to the ownership change (reduced by certain capital contributions made during the immediately preceding two years, any substantial non-business assets, including cash, and less certain other items) by (ii) the federal long-term tax-exempt interest rate in effect for the month of the "ownership change. In calculating this annual limit, numerous special rules and limitations apply, including provisions dealing with "built-in gains and losses." If we were to experience an ownership change at our current stock price levels, we believe we would be subject to an annual NOL limitation which would result in a material amount of our NOLs expiring unused, resulting in a significant diminution in the value of our NOLs.

Following a Section 382 Ownership Change. If we were to have taxable income in excess of the NOL limitations following a Section 382 ownership change, we would not be able to utilize all of our NOLs to reduce federal taxes on such excess. Consequently, we would make cash payments on corporate income tax on any taxable income during a given year for income earned in excess of the NOL limitation. While any loss carryforwards not used as a result of any Section 382 limitation would remain available to offset income in future years (again, subject to the Section 382 limitation) until the NOLs expire, any ownership change could significantly defer the utilization of the NOLs, accelerate payment of federal income taxes and could cause some of the NOLs to expire unused. Because the aggregate value of our outstanding stock and the federal long-term tax-exempt interest rate fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of the federal taxes on our income that could be reduced by such tax NOLs and income tax credits were an ownership change to occur in the future, even under certain circumstances resulting in the complete loss of our NOLs and income tax credits.

Section 382 Ownership Shift Calculations. Generally, an ownership change occurs under Section 382 if one or more "5-percent shareholders" (which in general includes stockholders who own five percent or more in value of a company's capital stock) collectively increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of our stock owned by such stockholders during the preceding three-year period. For example, if a single stockholder acquires more than 50% of our common stock within a three-year period, an ownership change would occur. Similarly, if ten persons, none of whom own any shares of our common stock, each acquire at least 5% of our common stock within a three-year period (and such ten persons own, in the aggregate, more than 50%), an ownership change would occur under Section 382.

The determination of whether an ownership change has occurred under Section 382 involves complex analysis, the details of which are beyond the scope of this discussion.

Current Ownership Shift. As of December 31, 2008, we estimate that we had experienced a shift in our ownership for purposes of Section 382 of up to 36.4% based on certain assumptions that we have made about our 5-percent shareholders. Because the shift is calculated based on a rolling preceding three year period, it is possible to project how much of the shift will roll-off of the shift calculation over the future three year period assuming no other changes in ownership. Based on this roll-off projection, we believe that the current shift will not materially decrease until the third quarter of 2011.

Reasons for the NOL Protective Amendment

Our $800 million federal NOLs are a significant asset that could reduce federal income taxes on our income. By way of example, if we make certain assumptions about our taxable income in the future based on our results of operations in 2008, we estimate that our NOLs could reduce our federal income taxes by $42 million over the remaining 19 year life of our NOLs. At our current stock price, the value of our NOLs could be significantly impaired unless we avoid potential transfers that, individually or in the aggregate, could trigger an ownership change under Section 382. Furthermore, because our federal NOLs do not start expiring until 2020, we will need to continually manage our Section 382 risk for a significant period of time. Our Board of Directors believes that the provisions of the NOL Protective Amendment will be an important tool in avoiding potential adverse impacts from Section 382 limitations.

Currently, if a shareholder makes a transfer that creates, or increases the ownership of, a 5-percent shareholder, there is nothing we can do to prevent or reverse the impact on the ownership shift that results. In contrast, the NOL Protective Amendment would provide a mechanism with the potential to reverse the impact of the transfer on the ownership shift.

Description and Effect of NOL Protective Amendment

The following is a brief summary of the proposed transfer restrictions. You are urged to read the NOL Protective Amendment in its entirety as set forth in Annex A, as its terms (and not this summary) will govern our legal rights and those of our shareholders.

The NOL Protective Amendment generally restricts any person or entity from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge or other disposition) any of our stock (or options, warrants or other rights to acquire our stock, or securities convertible or exchangeable into our stock), to the extent that transfer would (i) create or result in an individual or entity becoming a 5-percent shareholder of our stock for purposes of Section 382 (which the NOL Protective Amendment refers to as a "Five Percent Shareholder") or (ii) increase the stock ownership percentage of any existing Five Percent Shareholder. The NOL Protective Amendment refers to any person or entity attempting to acquire shares in such a transaction as a "Restricted Holder." The NOL Protective Amendment would not prevent transfers that are sales by a Five Percent Shareholder, although it would restrict any purchasers that seek to acquire shares from a Five Percent Shareholder to the extent that the purchaser is or would become a Five Percent Shareholder.

The NOL Protective Amendment provides that any transfer that violates the NOL Protective Amendment shall be null and void *ab initio* and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the NOL Protective Amendment (which are referred to as "Excess Securities"). The purported transferee shall not be entitled to any rights as our stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by us for the limited purpose of consummating an orderly arm's-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board of Directors. The NOL Protective Amendment also provides us with various remedies to prevent or respond to a purported transfer which violates its provisions. In particular, the NOL Protective Amendment provides that any person who knowingly violates the NOL Protective Amendment, together with any persons in the same control group with such person, are jointly and severally liable to us for such amounts as will put us in the same financial position as we would have been in had such violation not occurred.

If it is adopted, any amendments to or repeal of the transfer restriction provisions of the NOL Protective Amendment will require the affirmative vote of 66⅔% of our then-outstanding shares.

Authorization of Transfers of Stock

Any Restricted Holder that would like to acquire shares of our stock must make a written request to our Board of Directors prior to any such acquisition. The written request must be delivered to the Secretary of the Company at the following address:

InfoSpace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, Washington 98004
Attn: Corporate Secretary
Re: NOL Protective Amendment
Fax: (425) 201-6150

The request should include information such as (i) the name, address and telephone number of the Restricted Holder, (ii) a description of the stock that the Restricted Holder proposes to acquire, (iii) the date on which the proposed acquisition is expected to take place (or, if the acquisition is proposed to be made by a Five Percent Shareholder in a transaction on a national securities exchange, a statement to that effect), (iv) the name of the proposed transferor of the stock that the Restricted Holder proposes to acquire (or, if the acquisition is proposed to be made by a Restricted Holder in a transaction on a national securities exchange, a statement to that effect), and (v) a request that the Board of Directors (or a committee thereof) authorize, if appropriate, the acquisition.

Our Board of Directors may authorize an acquisition by a Restricted Holder of stock that would otherwise violate the NOL Protective Amendment if the Board of Directors determines, in its sole discretion, that after taking into account the preservation of our NOLs and income tax credits, such acquisition would be in the best interests of the Company and its stockholders. In deciding whether to authorize such transaction, our Board of

Directors may seek the advice of counsel and tax experts with respect to the preservation of our federal tax attributes pursuant to Section 382. In addition, our Board of Directors may request relevant information from the Restricted Holder in order to determine compliance with the NOL Protective Amendment or the status of our NOLs and income tax credits. In considering whether to authorize such a proposed acquisition, we expect our Board of Directors to consider, among other things:

- whether the person acquiring the shares is or would become a 5-percent shareholder under Section 382 as a result of the proposed acquisition;
- the impact of the proposed acquisition on our Section 382 shift in ownership percentage;
- the then existing level of our Section 382 shift in ownership percentage;
- the economic impact of any Section 382 limitation that might result, taking into account factors such as our market capitalization and cash position;
- the impact on possible future issuances or purchases of our common stock by us;
- any changes or expected changes in applicable tax law; and
- other business and strategic matters that the Board of Directors determines are in the best interests of the Company and its stockholders.

If our Board of Directors decides to authorize any proposed acquisition, it may impose conditions on the Restricted Holder. In addition, our Board of Directors may require the Restricted Holder to make certain representations to the Company or require an opinion of counsel regarding the proposed acquisition. Likewise, any Restricted Holder requesting authorization for a proposed acquisition may be required to reimburse the Company for any costs or expenses associated with the Board of Directors' review of the proposed acquisition.

Implementation and Suspension of the NOL Protective Amendment

If the NOL Protective Amendment is approved by our stockholders at our 2009 annual meeting of stockholders, we intend to enforce the restrictions to preserve future use of our NOLs and income tax credits immediately thereafter. We expect to continue to enforce the restrictions for so long as the Board of Directors determines in good faith that it is in the best interests of the Company to prevent the possibility of an ownership change under Section 382.

We believe allowing our Board of Directors to suspend enforcement of the transfer restrictions and other provisions of the NOL Protective Amendment, when appropriate, is a more effective alternative to setting a pre-determined termination date for the NOL Protective Amendment. Any automatic termination of the NOL Protective Amendment could expose our NOLs to future risk. In the future, we could experience a rapid ownership shift in a short period of time that could put our NOLs at risk again before our stockholders would have an opportunity to adopt a new NOL protective measure.

Effectiveness and Enforceability of NOL Protective Amendment

Although the NOL Protective Amendment is intended to reduce the likelihood of an ownership change, we cannot eliminate the possibility that an ownership change will occur even if we adopt the NOL Protective Amendment. Likewise, we cannot guarantee that an ownership change will not have occurred prior to the adoption of the NOL Protective Amendment.

The NOL Protective Amendment will not prevent all transfers that might result in an "ownership change." For example, it will not prevent existing Five Percent Shareholders from selling stock to persons other than Five Percent Shareholders.

The NOL Protective Amendment also does not limit certain changes in relationships and other events which could cause us to undergo an ownership change.

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Section 382 is an extremely complex provision with respect to which there are many uncertainties. We have not requested a ruling from the IRS regarding the effectiveness of the NOL Protective Amendment, and we cannot assure you that the IRS will agree that the NOL Protective Amendment is effective for purposes of limiting the applicability of Section 382.

Our Board of Directors can authorize a proposed acquisition by a Restricted Holder that results in or contributes to an ownership change if it determines that such acquisition is in our best interests and the best interests of our stockholders.

Further, a court could find that some or all of the provisions of the NOL Protective Amendment are not enforceable, either in general or as to a particular fact situation. Under the laws of the State of Delaware, our jurisdiction of incorporation, a corporation may provide in its certificate of incorporation or bylaws for restrictions on the transfer of securities for the purpose of maintaining any tax advantage. Delaware law provides that transfer restrictions are effective against purported transferees if the transfer restriction is conspicuously noted on the certificate(s) representing the shares and against purported transferees with actual knowledge of the restriction (even absent such conspicuous notation). In connection with the NOL Protective Amendment, the shares of our existing common stock will be exchanged for, and reclassified into, new shares of common stock that provide for the transfer restrictions discussed above. These new common shares will contain a conspicuous legend on the back of the stock certificates that refers to transfer restrictions. We believe that this reclassification and exchange of shares will be sufficient to make the proposed transfer restrictions binding on all holders of our stock. Nonetheless, a court could find that the either the reclassification or the transfer restrictions are unenforceable, either in general or under particular facts and circumstances.

As a result of these and other factors, the NOL Protective Amendment serves to reduce, but does not eliminate, the risk that we will undergo an ownership change.

Other Considerations

Our Board of Directors believes that attempting to safeguard our NOLs and income tax credits as described above is in our best interests. Nonetheless, the NOL Protective Amendment, if adopted, could have certain potentially negative consequences:

Anti-Takeover Impact. Because some corporate takeovers occur through the acquirer's purchase, in the public market or otherwise, of sufficient stock to give it control of a company, any provision that restricts the transferability of shares can have the effect of preventing such a takeover. The NOL Protective Amendment, if adopted, could be deemed to have an "anti-takeover" effect because, among other things, it will restrict the ability of a person, entity or group to accumulate more than five percent of our common stock and the ability of persons, entities or groups now owning more than five percent of our common stock from acquiring additional shares of our common stock without the approval of our Board of Directors. As a result, our Board of Directors may be able to prevent any future takeover attempt. Therefore, the NOL Protective Amendment could discourage or prevent accumulations of substantial blocks of shares in which our stockholders might receive a substantial premium above market value and might tend to insulate management and the Board of Directors against the possibility of removal. However, these disadvantages are outweighed, in our opinion, by the fundamental importance of maintaining the availability of our NOLs and income tax credits. The "anti-takeover" effect of the proposed NOL Protective Amendment is not the reason for the NOL Protective Amendment. We are proposing the NOL Protective Amendment in an effort to reduce the risk that we may be unable to fully utilize the NOLs and income tax credits described above as a result of future transfers of our common stock. Our Board of Directors is not aware of any efforts of others to take control of us and has no present intent to propose any other provisions designed to inhibit a change of control.

Potential Effects on Liquidity. The NOL Protective Amendment will restrict a stockholder's ability to acquire, directly or indirectly, additional shares of our common stock in excess of the specified limitations. Furthermore, a stockholder's ability to dispose of our stock may be limited by reducing the class of potential acquirers for such stock and a stockholder's ownership of our stock may become subject to the NOL Protective Amendment upon actions taken by persons related to, or affiliated with, them.

Potential Impact on Value. Because certain buyers, including persons who wish to acquire more than 5% of our stock and certain institutional holders who may not be comfortable holding stock with transfer restrictions, may not purchase our stock, the NOL Protective Amendment could depress the value of our stock in an amount that might more than offset any value conserved as a result of the preservation of our NOLs and income tax credits.

Questions and Answers About Proposal Two

Q: What is Section 382?

A: Section 382 is a provision of the Internal Revenue Code of 1986, as amended that imposes limitations on the future use of our NOLs and income tax credits if we undergo an "ownership change" as that term is defined in Section 382.

Q: What happens if there is an ownership change under Section 382?

A: If there is an ownership change under Section 382, we would only be allowed to use a limited amount of our then existing NOLs and income tax credits to reduce the federal income taxes on our income in the current or any future year. The annual limit is obtained by multiplying (i) the aggregate value of our outstanding capital stock immediately prior to the ownership change (reduced by certain capital contributions made during the immediately preceding two years, any substantial non-business assets, including cash, and less certain other items) by (ii) the federal long-term tax-exempt interest rate in effect for the month of the ownership change. In calculating this annual limit, numerous special rules and limitations apply, including provisions dealing with "built-in gains and losses."

Q: How is an ownership change determined under Section 382?

A: The determination of whether an ownership change has occurred under Section 382 involves complex analysis; however, in general terms, an ownership change occurs under Section 382 if one or more "5-percent shareholders" (which in general includes stockholders who own five percent or more in value of a company's capital stock) collectively increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of our stock owned by such stockholders during the preceding three-year period. For example, if a single stockholder acquires more than 50% of our common stock within a three-year period, an ownership change would occur. Similarly, if ten persons, none of whom own any shares of our common stock, each acquire at least 5% of our common stock within a three-year period (and such ten persons own, in the aggregate, more than 50%), an ownership change would occur under Section 382.

Q: How important are our NOLs?

A: Our approximately $800 million of (pre-tax) federal NOLs as of December 31, 2008 are a significant asset that could reduce federal income taxes on our income. These NOLs do not begin to expire until the year 2020, and are available to use at some level through 2027. By way of example, if we make certain assumptions about our taxable income in the future based on our results of operations in 2008, we estimate that our NOLs could reduce our federal income taxes by $42 million over the remaining 19 year life of our NOLs. Because the amount and timing of our future taxable income, if any, cannot be accurately predicted, we cannot estimate the amount, if any, of our NOLs that we can ultimately use to reduce our income tax liability or the time period in which these restrictions will continue to be necessary. Although we are unable to quantify an exact value of our NOLs due to the above factors, we believe the value of our NOLs and income tax credits is significant.

Q: How close are we to triggering an ownership change under Section 382?

A: As of December 31, 2008, we estimate that we had experienced a shift in our ownership for purposes of Section 382 of up to 36.4% based on certain assumptions that we have made about our 5-percent shareholders. A 50% level of ownership shift would trigger an ownership change under Section 382.

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Q: Do all investors who file a Schedule 13-G/D count in the shift calculation?

A: No, some investors who file a Schedule 13G or 13D are not 5-percent shareholders under the Section 382 definition and hence would not affect our ownership shift for purposes of Section 382. However, we have provided in NOL Protective Amendment that we may rely conclusively on the existence or absence of any Schedule 13G or 13D filings in making our determination as to whether or not any given stockholder may be considered a 5-percent shareholder. Likewise, the filing of a Schedule 13G or 13D may indicate whether a particular stockholder may warrant further investigation as to their status as a 5-percent shareholder under Section 382.

Q: What is the process to obtain authorization from the Board of Directors to acquire shares?

A: If the NOL Protective Amendment is adopted, we expect that requests for authorization for proposed acquisitions of our stock by persons or entities that would otherwise be affected by the proposed transfer restrictions would be submitted in writing to the Secretary of the Company, who will submit the matter to our Board of Directors. The request should include information such as (i) the name, address and telephone number of the person seeking to acquire shares, (ii) a description of the stock that such person proposes to acquire, (iii) the date on which the proposed acquisition is expected to take place (or, if the acquisition is proposed to be made by a person in a transaction on a national securities exchange, a statement to that effect), (iv) the name of the proposed transferor of the stock that the person proposes to acquire (or, if the acquisition is proposed to be made by a person in a transaction on a national securities exchange, a statement to that effect), and (v) a request that the Board of Directors (or a committee thereof) authorize, if appropriate, the acquisition. The affected person may also be asked to supply certain information so that our Board of Directors can access whether the proposed acquisition is in the best interests of the Company and our stockholders.

Submissions should be sent to:

InfoSpace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, Washington 98004
Attn: Corporate Secretary
Re: NOL Protective Amendment
Fax: (425) 201-6150

Q: Do I still have to obtain authorization if I don't count in the shift calculation?

A: Yes, if you meet the definition of 5-percent shareholder under Section 382 (or would upon completion of the proposed acquisition).

Q: How does this affect me if I am or become a 5-percent shareholder?

A: The NOL Protective Amendment would prevent you from acquiring additional shares of our stock. However, it would not restrict *sales* of our shares by you, although it would restrict any purchaser from purchasing additional shares from you to the extent that the purchaser is or would become a 5-percent shareholder under Section 382.

Q: How long will these restrictions be in place?

A: The transfer restrictions and other provisions of the NOL Protective Amendment would terminate when our Board of Directors determines in good faith that it is in the best interests of the Company and its stockholders for the transfer restrictions imposed by the amendment to terminate.

Q: Why should I vote in favor?

A: Our approximately $800 million of (pre-tax) federal NOLs as of December 31, 2008 are a significant asset that could reduce the federal income taxes on our income. By way of example, if we make certain assumptions about our taxable income in the future based on our results of operations in 2008, we estimate that our NOLs could reduce our federal income taxes by $42 million over the remaining 19 year life of our NOLs. However, at our current stock price, the value of our NOLs could be significantly impaired unless we avoid potential transfers that could trigger an ownership change under Section 382. Furthermore, because our federal NOLs do not start expiring until 2020, we will need to continually manage our Section 382 risk for a significant period of time. Our Board of Directors believes that the provisions of the NOL Protective Amendment will be an important tool in avoiding adverse impacts from Section 382 limitations.

Q: What are some of the negative factors I should consider?

A: The NOL Protective Amendment could reduce the possibility of a takeover of the Company, and could adversely impact the liquidity and value in our stock if certain buyers decide not to purchase our stock.

Q: Why are you doing this now?

A: We have recently become aware of ownership shifts that have raised concerns about the applicability of Section 382, and currently, if a shareholder makes a transfer that further increases our ownership shift, there is nothing we can do to reverse the potential impact to our NOLs and income tax credits that results. As of December 31, 2008, we estimate that we had experienced a shift in our ownership for purposes of Section 382 of up to 36.4% based on certain assumptions that we have made about our 5-percent shareholders. As a result, we face an increased risk that we could experience an ownership change that would materially decrease or completely eliminate our NOLs and income tax credits unless shareholders adopt the NOL Protective Amendment. In fact, we can offer no guarantees that we will not experience an ownership change prior to the adoption of the proposed amendment.

Q: Why not set a pre-determined termination date for the transfer restrictions and other provisions of the amendment?

A: We believe allowing our Board of Directors to suspend enforcement of the transfer restrictions and other provisions of the NOL Protective Amendment, when appropriate, is a more effective alternative to setting a pre-determined termination date for the provisions of the proposed amendment. Any automatic termination of the provisions of the NOL Protective Amendment could expose our NOLs and income tax credits to future risk. We could experience a rapid ownership shift in a short period of time that could put our NOLs and income tax credits at risk again before our stockholders would have an opportunity to reenact a new NOL protective measure.

Q: What happens if I vote "No" on this proposal, but it is nonetheless approved by the requisite majority of stockholders? Am I still subject to the transfer restriction?

A: Yes. In connection with the NOL Protective Amendment, the shares of our existing common stock will be exchanged for and reclassified into new shares of common stock that provided for the transfer restrictions discussed above. These new common shares will contain a conspicuous legend on the back of the stock certificates that refers to transfer restrictions. We believe that under Delaware law this reclassification and exchange of shares will be sufficient to make the proposed transfer restrictions binding on all holders of our stock. Nonetheless, a court could find that the either the reclassification or the transfer restrictions are unenforceable, either in general or under particular facts and circumstances.

Vote Needed for Approval

The affirmative vote by the holders of at least a majority of our outstanding common stock is required for approval and adoption of the proposed NOL Protective Amendment. Any abstentions and broker non-votes will have the same effect as a vote "*AGAINST*" this proposal. The NOL Protective Amendment, if approved, would become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which we expect to accomplish as soon as practicable after the approval is obtained.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE PROPOSED NOL PROTECTIVE AMENDMENT

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP, independent registered public accounting firm, to audit the financial statements of InfoSpace for 2009, and recommends that stockholders vote for ratification of such appointment. In the event of a negative vote on ratification, the Audit Committee will reconsider its selection.

Deloitte & Touche LLP has audited our financial statements annually since 1997. Representatives of Deloitte & Touche LLP are expected to be present at the meeting, with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Required Vote; Ratification of Appointment of Independent Registered Public Accounting Firm

The affirmative vote of the holders of a majority of the votes cast is required to ratify the appointment of the independent registered public accounting firm. Any abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum, but will not otherwise have an effect on the outcome of the vote.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Fees Paid to Independent Registered Public Accounting Firm for 2008 and 2007

The aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") to InfoSpace and subsidiaries during 2008 and 2007 were as follows:

	2008	2007
Audit fees(1)	$894,821	$1,093,998
Audit-related fees(2)	9,912	31,149
Tax fees	—	—
All other fees(3)	2,000	1,500
Total fees	$906,733	$1,126,647

(1) Audit fees reflect fees billed for the audit of the year indicated.
(2) Audit-related fees for 2008 were for assurance services concerning financial accounting and reporting. Audit-related fees for 2007 were for assurance services concerning financial accounting and reporting, and assistance with due diligence assignments related to strategic transactions.
(3) Other fees consist of our annual subscription to The Deloitte Accounting Research Tool, which we use when performing technical accounting research.

The Audit Committee pre-approves all audit and non-audit services to be performed by InfoSpace's independent registered public accounting firm. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision by Deloitte & Touche of the non-audit services described above is compatible with Deloitte & Touche's independence. After consideration, the Audit Committee has determined that Deloitte & Touche's independence as an auditor has not been compromised by its provision of these services. All audit and non-audit services provided by Deloitte & Touche in 2008 and 2007 were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

The following Report of the Audit Committee of InfoSpace shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission and such information shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that InfoSpace specifically incorporates it by reference into such filing.

From January 1, 2008 to October 2, 2008, the Audit Committee of the Board of Directors was comprised of four nonemployee directors: William Ruckelshaus (Chair), Nicholas Graziano, Jules Haimovitz and Lewis Taffer. Since October 2, 2008, upon the resignation of Mr. Graziano from the Board of Directors, the Audit Committee has consisted of three nonemployee directors: William Ruckelshaus (Chair), Jules Haimovitz and Lewis Taffer. Each member that served on the Audit Committee in 2008 and that currently serves on the Audit Committee met or meets the independence criteria prescribed by applicable law and the SEC rules and is an "independent director" as defined in NASDAQ Marketplace Rule 4200(a)(15). Each Audit Committee member that served on the Audit Committee in 2008 and that currently serves on the Audit Committee met or meets the NASDAQ's financial knowledge requirements. Our Board of Directors has determined that Mr. Ruckelshaus is an "audit committee financial expert" under SEC rules and has determined that Mr. Ruckelshaus meets the NASDAQ's professional experience requirements. The Audit Committee met nine times during 2008.

The Audit Committee is governed by a written charter which complies with applicable provisions of the Sarbanes-Oxley Act and related SEC and NASDAQ rules. On an annual basis, the Audit Committee reviews and reassesses the adequacy of its charter. A copy of the Audit Committee charter is available on our website at www.infospaceinc.com.

As more fully set forth in the Audit Committee charter, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of InfoSpace, including internal controls over financial reporting, and other such duties as directed by the Board. As part of this process, the Audit Committee oversees the quarterly reviews and annual audit of the Company's consolidated financial statements by InfoSpace's independent registered public accounting firm and reviews and approves the audit budget as well as any other non-audit fees paid to the Company's independent registered public accounting firm. The Audit Committee is also responsible for maintaining free and open means of communication among the directors, the independent registered public accounting firm, and the financial management of InfoSpace. In addition to specified duties, the Committee may meet with various employees during the year and has access to any of InfoSpace's employees or advisors with whom it wishes to communicate.

Management is responsible for InfoSpace's internal control over financial reporting, preparation of financial statements and the financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of InfoSpace's consolidated financial statements and internal control over financial reporting in accordance with standards set by the Public Company Accounting Oversight Board ("PCAOB") and to issue reports thereon. The Audit Committee monitors and oversees these processes. The Committee members rely, without independent verification, on the information provided to them and on the representations made to them by management and the independent registered public accounting firm.

In this context, the Audit Committee has:

- discussed with InfoSpace's independent registered public accounting firm the overall scope and plans for their audits;
- met and held discussions with the independent registered public accounting firm, both with and without management present, to discuss the results of their examinations, their evaluations of InfoSpace's internal control over financial reporting, and the overall quality of InfoSpace's financial reporting;

- discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the PCAOB in Rule 3200T and SEC S-X Rule 2-07, including discussion of the quality, not just acceptability, of the application of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements;
- reviewed and discussed the audited financial statements with management of InfoSpace; and
- received the written disclosures and letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm their independence.

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Based on our reviews and discussions referred to above, we have recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

The Audit Committee has also recommended, subject to ratification by the stockholders, the selection of Deloitte & Touche LLP as InfoSpace's independent registered public firm for the year ending December 31, 2009.

Members of the Audit Committee:

William J. Ruckelshaus, Chair
Jules Haimovitz
Lewis M. Taffer

ADDITIONAL INFORMATION RELATING TO OUR DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Overall Objectives of the Compensation of Our Named Executive Officers

The objectives of our compensation program for our Named Executive Officers (as defined below in the introductory paragraph of the "Summary Compensation Table") are the following:

- to attract and retain the best qualified team of executives with the talent, expertise and drive that we seek at InfoSpace;
- to meet our goals of growth and cash flow generation; and
- to provide incentives that align the interests of our executives with the overall goal of maximizing stockholder value over time.

Proxy

To attract and retain executives with the qualities we seek, the Compensation Committee starts by setting a competitive level of annual base compensation. To achieve our objectives of growth and cash flow generation, our Compensation Committee has designed our executive compensation policies such that a significant portion of the executive's cash compensation is contingent upon achievement of specified revenue and Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, and excluding non-cash stock compensation and non-recurring and non-operating items) goals and specified management performance objectives determined by the Compensation Committee. Adjusted EBITDA for these purposes is our measure of cash flow from operations and is not necessarily the adjusted EBITDA number in our financial statements because it excludes certain non-operational gains or losses. To align the interests of the Named Executive Officers with the overall goal of maximizing stockholder value over time, the Compensation Committee grants long-term equity awards. Specifically, our compensation program for our Named Executive Officers is comprised of a mix of annual base cash compensation, annual cash incentive bonus, and long-term equity awards. The compensation mix and levels for the Named Executive Officers (other than our Chief Executive Officer) are subject to annual review by the Compensation Committee and our Chief Executive Officer, and the compensation mix and levels for our Chief Executive Officer are subject to annual review by the Compensation Committee. From time to time the Compensation Committee may also award one-time cash bonuses or equity-based awards in consideration of a specific executive officer's performance or changed circumstances of the Company or the market in which we operate.

In setting the allocation among the various elements of compensation to meet our objectives, we consider such matters as:

- our current and estimated future financial and operating performance;
- our strategic goals;
- the market performance of our common stock;
- the position and past performance of the individual executive officer; and
- our ability to attract and retain qualified management in light of current and expected competition for such individuals.

The charter of our Compensation Committee can be found in our corporate website at www.infospaceinc.com.

The Compensation Committee seeks to employ and retain executive officers who are qualified not only to manage InfoSpace in its current form and structure, but who also have the talent and qualifications to grow our Company and manage a more complex organization, which qualifications the Compensation Committee deems vital to achieving our goals. Due to the risk inherent in our business, the performance goals we set for our executive officers and the risks we ask them to take with respect to their potential total cash compensation, the Compensation Committee attempts to set the level of total potential cash compensation at the market median for our peers, and the total compensation from equity grants above the market median. The Compensation Committee deems this level and mix of compensation critical in attracting executives with the talent and qualifications that are needed to meet our performance goals while reducing the risk of turnover. No set formula is used for these determinations, and no particular factor is weighted more or less than the other.

Utilizing the considerations discussed above, the Compensation Committee determines the compensation package for each of the Named Executive Officers, including the mix of annual base cash compensation, annual cash incentive bonus, and long-term equity awards. For the determination of our Named Executive Officers' compensation package for 2008, other than our former Chief Executive Officer, Mr. James Voelker, the Compensation Committee utilized benchmark data from published compensation surveys, including the Redford Executive Survey and the Croner Online Content survey. InfoSpace's peer comparisons within these surveys were comprised of companies of similar size in revenues within the online and high-technology industries. These companies included:

- Autobytel Inc.
- Captaris, Inc.
- Classmates Online, Inc.
- CyberSource Corporation
- IFS North America
- Intraware, Inc.
- Keynote Systems, Inc.
- LiveOps, Inc.
- Motricity, Inc.
- Phoenix Technologies Ltd.
- Shutterfly, Inc.
- SuccessFactors, Inc.

The compensation package for Mr. Voelker was not changed for 2008 compared to 2007, except as described in more detail below in this Compensation Discussion and Analysis in connection with the appointment of William J. Lansing as the Company's Chief Executive Officer on February 2, 2009. Effective February 2, 2009, Mr. Voelker ceased being our President and Chief Executive Officer, but continues to serve as Chairman of the Company's Board of Directors and remains an employee of the Company.

Role of Executives in Compensation Decisions

Our Compensation Committee on occasion meets with our Chief Executive Officer to obtain recommendations with respect to Company compensation programs, practices and packages for our other executive officers. Mr. Voelker made recommendations to the Compensation Committee on the base salary, bonus targets and equity compensation for our other executive officers in 2008.

Mr. Lansing, as the Company's Chief Executive Officer effective as of February 2, 2009, is expected to make recommendations with respect to our other executive officers in the future. The Compensation Committee considers, but is not bound to and does not always accept, the Chief Executive Officer's recommendations with respect to compensation matters. The Chief Executive Officer and the Company's general counsel attend some of the Compensation Committee's meetings, but they are excused from such meetings as appropriate when matters of executive compensation are discussed and the Compensation Committee makes decisions with respect to the Chief Executive Officer's compensation package without him present.

Annual Base Salary

The annual base salary for our Named Executive Officers is typically set with the goal of providing each Named Executive Officer with a competitive level of annual base salary while maintaining a large portion of the executive officer's potential total annual cash compensation at risk using incentive cash bonuses.

In light of these considerations, annual base salaries for our Named Executive Officers for 2008, other than for Mr. Voelker, were targeted at or above the market median of the salary ranges for similar executive positions as identified in our salary survey analysis. Actual base salaries may differ from this target, depending on the individual's salary history and experience in similar roles, if new to the position at InfoSpace. If the Named

Executive Officer was in the role during the previous year, his or her performance in the job is an important consideration in determining the level of salary for the next year. While Mr. Voelker was serving as our Chief Executive Officer, his annual base salary had not been increased since he became our Chief Executive Officer in December 2002. The Compensation Committee instead attempted to tie Mr. Voelker's potential compensation opportunity to an increase in the value of his equity awards and, by doing so, closely aligning his performance with the overall objective of increasing stockholder value over time.

The Compensation Committee believes that the levels of annual base compensation that it has set for the Company's Named Executive Officers are vital in attracting and retaining the talented management that we seek to grow InfoSpace and generate cash flow. At the same time, however, the Compensation Committee believes that it is important to maintain a large portion of management's potential total cash compensation at risk, as described in more detail below.

Cash Incentive Bonuses

The Compensation Committee seeks to maintain a significant portion of each of the Named Executive Officer's total cash compensation at risk, tied to achievement of specified revenue and Adjusted EBITDA (cash flow from operations) goals, while recognizing that certain of our Named Executive Officers have a lesser impact in achieving our goals and some were new to their positions starting in January 2008. From time to time, the Compensation Committee may also award one-time cash bonuses to Named Executive Officers in consideration of a specific executive's performance or changed circumstances of the Company or the market in which we operate. No such discretion was exercised in 2008, but in 2006, for example, the Compensation Committee granted a one-time severance award to an executive officer who was resigning to reflect the service and contributions such executive officer had provided to the Company during the six years he was at the Company. Additionally, employment agreements with our Named Executive Officers provide for target amounts for cash bonuses to be set at no less than 50% of the base salary of such executive officer's then-current base salary, except for Mr. Voelker's, which provides that it be set at no less than 100% of his base salary, and our Chief Accounting Officer's, which provides that it be set at no less than 30% of his base salary. Such targets are at or above the median bonus levels for similar positions in our benchmarking surveys. The differences in bonus targets reflect the differences in market compensation between executives, as well as differences in responsibilities and impact on results. For 2008, the target bonuses for the Named Executive Officers were set at the minimum levels specified in their employment agreements.

For 2008, the cash incentive bonuses for the Named Executive Officers were established and based on consolidated revenue and Adjusted EBITDA goals. Their bonuses, if earned, accrued quarterly and were to be paid annually to the Chief Executive Officer, semiannually to the Chief Financial Officer and Chief Accounting Officer, and quarterly to the Chief Technology Officer and the Vice President, Distribution and Business Development. The quarterly payments reflect the more immediate impact those positions have on performance quarter over quarter and an attempt to provide more immediate reward for results. Bonus amounts were approved by the Compensation Committee for payment based on achievement of the revenue and Adjusted EBITDA goals. Specified management performance objectives were also set for the Chief Financial Officer, Chief Technology Officer, Vice President, Distribution and Business Development and the Chief Accounting Officer. The Named Executive Officers were eligible to receive larger incentive bonuses if the performance goals were surpassed and smaller or no incentive bonuses if performance goals were not reached. As explained in more detail below, the potential annual bonus was capped for all of the Named Executive Officers.

The Compensation Committee set the revenue and Adjusted EBITDA performance targets at the beginning of 2008 for each quarter, and the targets were not revised during the year. The revenue performance and the Adjusted EBITDA performance targets were given equal 50% weights for all the Named Executive Officers. This change from the 2007 program weights of 35% revenue and 65% Adjusted EBITDA reflected the refocus on achieving both revenue and Adjusted EBITDA goals, and the need in 2008 to manage expenses and provide operating profit under our new business model that was focused on online search. The following table shows the bonus achievement percentage at various levels of performance under the bonus program:

Bonus Achievement Table

Performance Level	Revenue or Adjusted EBITDA Performance vs. Target	Bonus Achievement Percentage
Below Threshold	0% - 89%	0%
Threshold	90% - 94%	75%
	95% - 99%	85% - 97%
Target	100% - 114%	100% - 114%
Acceleration	115%	120%
	116% - 145%	121% - 150%
Maximum	>145%	150%

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Performance results are rounded up to the nearest percentage point. Achievements of revenue or Adjusted EBITDA targets are exclusive of one another. If either revenue or Adjusted EBITDA achievement is below the 90% threshold, a bonus may still be earned if the other measure meets or exceeds the 90% threshold. If both revenue and Adjusted EBITDA measures are below the 90% threshold, no bonus is earned. These threshold minimums are high in comparison to typical market practice. By setting such a high target threshold, the Compensation Committee sought to provide a strong incentive to the Named Executive Officers to reach such goals.

Additionally, the Compensation Committee capped the amount of bonus for all the Named Executive Officers. This cap would be reached when 145% or more of the performance target was reached. Potential bonuses are capped at 150% of target to avoid paying excessive incentive bonuses.

The specific revenue and Adjusted EBITDA targets for our 2008 bonus program were as follows (in thousands):

	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Total Revenue	$30,780	$33,674	$32,554	$35,094
Total Adjusted EBITDA	$ 2,499	$ 3,350	$ 4,752	$ 6,831

The targets are set to be challenging and to require significant effort for their achievement. In 2008, revenue and Adjusted EBITDA targets were exceeded in the first three quarters of the year, but the Adjusted EBITDA threshold target was not reached in the fourth quarter of 2008, although the revenue target was achieved at a level of 105%. Therefore, using the formula described in more detail below, for the fourth quarter of 2008, the Named Executive Officers received approximately 53% of their bonus target based on the revenue and Adjusted EBITDA achievement, reduced further for the Chief Technology Officer who met only 95% of his management performance objectives.

The following example shows how the cash bonus earned for a particular quarter would be calculated for an executive officer who had a 50% bonus target, an annualized base salary of $210,000, and 95% and 107% of the revenue and Adjusted EBITDA performance targets were reached, respectively, using percentages from the table above:

	Performance Achievement vs. Target		Bonus Achievement Percentage					
Quarter	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA	Final Bonus Achievement Percentage "A"	Base Salary/4 "B"	Bonus Target "C"	Calculated Accrued Bonus AxBxC
Q1	95%	107%	85%	107%	96%	$52,500	50%	$25,200

The bonus amounts were accrued each quarter during 2008. As discussed above, they were paid annually to the former Chief Executive Officer, semi-annually to the Chief Financial Officer and Chief Accounting Officer and quarterly to the other Named Executive Officers.

Under the 2008 cash incentive bonus plan, an executive had to achieve at least 50% of his specified management performance objectives in order to receive any bonus, even if he met his revenue and Adjusted EBITDA targets. The Compensation Committee had discretion to pay out partial bonuses if such management performance objectives were at least 50% but not 100% achieved, as was the case with respect to the Chief Technology Officer in the fourth quarter of 2008, as mentioned above. All bonus payments proposed by the Chief Executive Officer to be made to the Named Executive Officers were submitted to the Compensation Committee for final approval. The Compensation Committee could have adjusted the final bonus amount as it deemed appropriate to reflect changes in the industry, the Company, the executive's job duties or performance, or any other circumstance the Committee determined should impact bonus awards. Except as described above with respect to the Chief Technology Officer, no such adjustment was made for any of the Named Executive Officers.

Cash Incentive Bonus Plan for 2009

As of the date of this Proxy Statement, the Compensation Committee has not adopted a cash incentive program for 2009.

Equity Awards

Stock Options

Stock options have been an important part of our long-term compensation program. The Compensation Committee bases the grant of stock options to our Named Executive Officers on its estimation of each executive's expected contribution to the long-term growth and profitability of InfoSpace. The Compensation Committee annually reviews whether additional grants should be issued to the Named Executive Officers. Stock option grants are intended to provide additional incentives to the Named Executive Officers to reach our overall objective to maximize stockholder value by encouraging executives to manage from the perspective of owners with an equity stake in InfoSpace. Therefore, our option grants have typically had values around the 75th percentile of the companies in our surveys. We estimate the value of an option at the time of the grant using the Black-Scholes methodology. Options are granted at the then-current market price and are generally subject to two to four-year vesting periods to encourage key employees to remain with InfoSpace. The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information. Similarly, the Company does not time the release of material nonpublic information based on equity award grant dates. However, for the options granted in 2008 to the Named Executive Officers in connection with being appointed as executive officers at the beginning of 2008, the grant date was delayed to a date after the ex-dividend date of the special dividend declared in November 2007 so that the exercise price of such options would reflect the reduction in the stock price due to the special dividend. No make-whole payments (as described below) were made with respect to these grants.

Except as explained below, under our Restated 1996 Flexible Stock Incentive Plan ("1996 Stock Incentive Plan"), any outstanding stock option terminates upon a change of control (as defined in the 1996 Stock Incentive Plan). The options do not terminate, however, if the options are assumed or substituted by the successor corporation or its parent company. Regardless of whether the options are assumed or substituted by the successor corporation or its parent company, to the extent permitted by law, 25% of unvested stock options vest immediately prior to a change of control transaction. If the options are not assumed or substituted with options providing substantially equal value and substantially similar provisions as the options, then an additional 25% of unvested options vest immediately prior to a change of control transaction. Additionally, as more fully described below, our employment agreements with our Named Executive Officers provided for some or full acceleration of vesting of all equity awards held by the Named Executive Officer upon a change of control, termination of employment of the executive officer by us or our successor if such termination was not for cause or was by the executive for good reason, as well as in some cases upon termination due to disability or upon the death of the executive.

With respect to our former Chief Executive Officer, as discussed above, a substantial portion of his total compensation was granted in the form of stock options, and the amount of options granted to Mr. Voelker reflected the Compensation Committee's attempt to tie Mr. Voelker's potential compensation opportunity to an increase in the value of his stock options and, by doing so, closely aligning his performance with the overall InfoSpace objective of increasing stockholder value over time.

Restricted Stock Units

The Compensation Committee also utilizes restricted stock units ("RSUs") as part of the Company's equity-based compensation. As with our stock options, under our 1996 Stock Incentive Plan, any outstanding RSU terminates upon a change of control. The RSUs do not terminate, however, if the RSUs are assumed or substituted by the successor corporation or its parent company. Regardless of whether the RSUs are assumed or substituted by the successor corporation or its parent company, to the extent permitted by law, 25% of unvested RSUs vest immediately prior to a change of control transaction. If the RSUs are not assumed or substituted with RSUs providing substantially equal value and substantially similar provisions as the RSUs, then an additional 25% of unvested RSUs vest immediately prior to a change of control transaction. Additionally, as more fully described below, our employment agreements with our Named Executive Officers provided for some or full acceleration of vesting of all equity awards held by the Named Executive Officer upon a change of control, termination of employment of the executive officer by us or our successor if such termination was not for cause or was by the executive for good reason, as well as in some cases upon termination due to disability or upon the death of the executive.

Compensation in Connection with the Special Dividend Declared in November 2007

In connection with the special dividend declared by the Company in November 2007, and as part of company-wide compensation program approved by the Board of Directors, each employee, including the Named Executive Officers (other than Mr. Voelker), who at the time of the declaration of the special dividend were not executive officers, received a cash payment in February 2008 in an amount equal to the reduction in value of vested in-the-money stock options and unvested RSUs held by such Named Executive Officer, based on the share price of InfoSpace's common stock before and after the dividend (as measured by the difference between the 30-day average closing price of InfoSpace's common stock before, and the 5-day average closing price of InfoSpace's common stock on and after, the ex-dividend date) (the "make-whole payments"), plus a tax "gross-up" on such payments. Since the underlying equity plan documents did not contemplate that a dividend would be paid with respect to the applicable outstanding stock options or RSUs, the make-whole payments were intended to compensate the Company's employees for the potential decrease in the value of their equity awards attributable to the dividend.

In connection with the special dividend declared by the Company in November 2007, and pursuant to Mr. Voelker's employment agreement, Mr. Voelker received a make-whole payment in an amount equal to the reduction in value of his RSUs and in-the-money stock options as calculated under his employment agreement, based on the share price of InfoSpace's common stock before and after such dividend (as measured by the difference between the 30-day average closing price of InfoSpace's common stock before, and the 5-day average closing price of InfoSpace's common stock on and after, the ex-dividend date), plus a tax "gross-up" on such payment. Although Mr. Voelker received such payment in February 2008, it was deemed to be earned in 2007 for purposes of reporting Mr. Voelker's 2007 compensation in last year's and this year's Proxy Statement.

The tax "gross-ups" were intended to compensate the employees, including the Named Executive Officers, for potential taxes on the make-whole payments. By providing for a tax gross-up on the make-whole payments, the Board of Directors intended to provide employees with the value they would have received had the equity plan document contemplated maintaining the value of the equity awards in the event of a dividend to stockholders. Such provisions in a plan typically provide each plan participant with an equivalent value grant at the time such a dividend is distributed to stockholders without the participant incurring any immediate tax liability.

Non-Competition Agreements

Our Named Executive Officers have signed non-disclosure, invention assignment and non-competition agreements which limit their ability to compete with us for a year after their employment ends.

Severance Arrangements

The Compensation Committee considers severance arrangements with our executive officers as necessary and appropriate to attract and retain such officers. Based on review of published compensation figures, the Compensation Committee believes that the severance arrangements for our Named Executive Officers contained in their employment agreements are in line with severance practices in the market, including with a change of control.

For all of our Named Executive Officers, other than our former Chief Executive Officer and our current Chief Executive Officer, if the executive is terminated by InfoSpace without cause (as defined in the relevant employment agreement) or by the executive for good reason (as defined in the relevant employment agreement), including in connection with a change of control (as defined in the relevant employment agreement), the executive is entitled to severance benefits of a one-time "lump-sum" payment of 100% of his annual salary rate and 100% of his annual targeted bonus, acceleration of vesting of 50% of the executive's unvested stock options and RSUs, and Company-paid COBRA insurance benefits for up to 12 months from the termination date. The executive officer has 12 months to exercise his vested stock options.

For all of our Named Executive Officers, other than our former Chief Executive Officer and current Chief Executive Officer, in the event of an executive officer's death during the term of the employment agreement, such executive officer's estate is entitled to severance benefits of 100% of his then-current annual salary for three months, the right to exercise the executive officer's then-vested options from one year following the executive officer's death, and Company-paid COBRA health insurance benefits for 90 days.

The employment agreements with the Named Executive Officers, other than our former Chief Executive Officer and with our current Chief Executive Officer, further provide that in the event that the severance benefits are payable in connection with a change of control and (i) constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code, and (ii) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Excise Tax"), then the severance benefits otherwise payable in connection with a change of control shall be reduced by the minimum extent necessary such that no portion of such benefits would be subject to the Excise Tax. Unless the Company and the executive otherwise agree in writing, any determination shall be made in writing by our independent public accountants, whose determination shall be conclusive and binding upon the executive and the Company for all purposes. The Company shall bear all costs the accountants may reasonably incur in connection with any such calculations.

Change of control is defined in the employment agreements with our Named Executive Officers, including the employment agreements with our former Chief Executive Officer and our current Chief Executive Officer, as the occurrence of any of the following:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more (in the case of our former Chief Executive Officer and our current Chief Executive Officer, more than 50%) of the total voting power represented by the Company's then outstanding voting securities;

(ii) Any merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company;

(iii) Any sale or disposition by the Company, in one transaction or a series of related transactions, of all or substantially all the Company's assets; or

(iv) A change in the composition of the Company's Board of Directors occurring within a two-year period (one-year period in the case of our former Chief Executive Officer and current Chief Executive Officer), as a result of which fewer than a majority of the directors are Incumbent Directors. An "Incumbent Director" is a director who either (A) is a director of the Company as of the effective date of the employment agreement, or (B) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination. For purposes of the preceding, individuals who are elected pursuant to clause (B) are also considered Incumbent Directors.

Severance Arrangements with James Voelker

The agreement between the Company and Mr. Voelker was amended and restated in November 2008 (the "Voelker Agreement"). The Voelker Agreement provides for an initial employment term ending on December 31, 2010, as extended upon the mutual consent of the Company and Mr. Voelker, and specifies that Mr. Voelker shall serve as the Company's President and Chief Executive Officer until the earlier to occur of (i) the appointment of a new Chief Executive Officer, or (ii) December 31, 2009 (the earlier such date the "Transition Date"). Immediately after the Transition Date, Mr. Voelker was to cease his service as the Company's President and Chief Executive Officer, and thereafter remain as the employee Chairman of the Company's Board of Directors. On February 2, 2009, Mr. William J. Lansing was appointed Chief Executive Officer and Mr. Voelker ceased being the President and Chief Executive Officer of the Company. Mr. Voelker currently serves as Chairman of the Company's Board of Directors and remains an employee of the Company.

Pursuant to the terms of the Voelker Agreement, until the Transition Date, Mr. Voelker's annual base salary was $400,000 ("Base Salary"), and he was eligible to receive a performance bonus of not less than one hundred percent (100%) of his Base Salary, based on performance objectives to be mutually determined by Mr. Voelker and the Compensation Committee of the Company's Board of Directors. After the Transition Date, Mr. Voelker's annual base salary was reduced to $150,000 pursuant to the Voelker Agreement and he is no longer eligible to receive any incentive bonus. Additionally, in connection with entering into the Voelker Agreement and the extension of his employment with the Company as provided therein, the Company's Board of Directors agreed to grant to Mr. Voelker a retention award of 200,000 RSUs pursuant to the terms of the 1996 Stock Incentive Plan, of which 100,000 RSUs vest on December 31, 2009, 50,000 RSUs vest on June 30, 2010, and 50,000 RSUs vest on December 31, 2010 (the "Retention RSUs").

Under the terms of the Voelker Agreement, Mr. Voelker's employment with the Company may be terminated by the Company with or without cause (as defined in the Voelker Agreement).

In the event that, on or prior to December 31, 2008, the Company terminated Mr. Voelker's employment with the Company for cause, or if Mr. Voelker voluntarily terminated his employment, Mr. Voelker was eligible to receive (i) his salary through the date of termination, (ii) the balance of any incentive awards earned and due but not yet paid, (iii) his accrued but unused vacation time through his termination date, (iv) other payments, if any, in accordance with applicable plans, programs, and other arrangements of the Company, and (v) continued entitlements with respect to expense reimbursements for expenses incurred prior to the termination date (collectively, the "General Benefits").

In the event that Mr. Voelker is terminated by the Company without cause during the employment term, and such termination is not in connection with a change of control (as defined in the Voelker Agreement and set forth above), Mr. Voelker shall be eligible to receive certain payments and benefits (collectively, the "Separation Benefits"), including (i) a lump sum cash payment equal to three (3) times the sum of his Base Salary and 100% of the higher of his actual 2008 bonus or his 2008 target bonus, (ii) a pro rated portion of his bonus for the year of termination (based on the higher of his actual bonus earned for the prior year or his target bonus for the year of termination), (iii) guaranteed continuation of comparable health coverage for him and his family for a period of thirty six (36) months, (iv) immediate vesting of Mr. Voelker's then-unvested and outstanding RSUs and stock options and any other award to acquire shares of the Company's common stock (collectively, the "Equity Awards"), and (v) the General Benefits.

Pursuant to the terms of the Voelker Agreement, in the event that, after December 31, 2008 and on or prior to December 31, 2010, Mr. Voelker terminates employment with the Company for any reason (other than for cause or unless such termination occurs in connection with a change of control), then Mr. Voelker shall be eligible to receive the Separation Benefits, other than the acceleration of vesting of Mr. Voelker's then-unvested Retention RSUs, including the General Benefits. The Compensation Committee provided for this severance to incentivize Mr. Voelker to remain with the Company while the Company sought a new Chief Executive Officer and a transition period thereafter. Under Mr. Voelker's prior employment agreement, Mr. Voelker could have resigned after December 28, 2008 and received the Separation Benefits.

If, during the employment term, Mr. Voelker's employment is terminated by the Company (A) other than for cause within ninety (90) days prior to a change of control, (B) is terminated other than for cause by the Company (or its successor corporation) in connection with a change of control, (C) is terminated other than for cause by the Company (or its successor corporation) within eighteen (18) months following a change of control, or (D) if Mr. Voelker resigns for good reason (as defined in the Voelker Agreement) within eighteen (18) months following a change of control but within ninety (90) days following his learning of the occurrence of a good reason event and following the end of a specified cure period, then, subject to certain conditions, Mr. Voelker shall be entitled to certain payments and benefits including (i) a lump sum cash payment equal to three (3) times his Base Salary, (ii) a lump sum cash payment equal to three (3) times his annual bonus (based on the higher of his actual bonus earned for the prior year and his target bonus for the year of termination; (iii) a lump sum cash payment in an amount equal to the pro rata portion of his bonus for the year of termination (based on the higher of his actual bonus earned for the prior year or his target bonus for the year of termination), (iii) guaranteed continuation of comparable health coverage for him and his family for a period of thirty six (36) months, (iv) immediate vesting of Mr. Voelker's Equity Awards, and (v) the General Benefits. Additionally, the Voelker Agreement provides that, in the event that Mr. Voelker incurs any excise tax pursuant to Section 4999 of the Internal Revenue Code ("Excise Tax") with respect to any payment made or benefit granted pursuant to the terms of the Voelker Agreement, the Company shall make a payment to Mr. Voelker (a "Tax Reimbursement Payment") which, after the imposition of all income, excise and employment taxes thereon, is equal to the Excise Tax incurred.

Further, pursuant to the terms of the Voelker Agreement, in the event that Mr. Voelker terminates his employment with the Company while an at-will employee following the expiration of the employment term, subject to certain conditions, he will be eligible to receive (1) severance payments equal to six (6) months of his Base Salary, (2) reimbursement from the Company for continuing health insurance coverage for up to twelve (12) months, and (3) the General Benefits. In addition, in such event, Mr. Voelker's then-unvested and outstanding Equity Awards will vest in their entirety.

In the event of Mr. Voelker's death during the term of the Voelker Agreement, 100% of his then-unvested Equity Awards shall vest and Mr. Voelker's estate is entitled to severance benefits of 100% of his Base Salary for 90 days, the right to exercise the his then-vested options for two years following Mr. Voelker's death, and Company-paid COBRA health insurance benefits for 90 days. Mr. Voelker's estate would also be entitled to receive the General Benefits.

Severance Arrangements with William J. Lansing

On February 2, 2009, the Board of Directors of InfoSpace elected William J. Lansing as the Company's Chief Executive Officer and President and appointed Mr. Lansing to serve on the Board. In connection with Mr. Lansing's election as the Company's Chief Executive Officer and President, the Company entered into an employment agreement with Mr. Lansing, effective February 2, 2009 (the "Lansing Employment Agreement").

Proxy

Pursuant to the Lansing Employment Agreement, Mr. Lansing's annual base salary is $410,000 and he is eligible for an annual performance bonus to be set at not less than one hundred percent (100%) of his then-current base salary. He also received a one-time lump-sum signing bonus equal to $175,000. In addition, Mr. Lansing received a stock option grant to purchase 1,400,000 shares of the Company's common stock (the "Option") and a grant of 200,000 RSUs covering the Company's common stock (the "RSU Grant").

The Lansing Employment Agreement will have an initial four (4) year term beginning on February 2, 2009, and will be automatically renewable for an additional two (2) year term on February 2, 2013, and thereafter, for additional one (1) year terms, unless, in any case, Mr. Lansing or the Company provides timely written notice of non-renewal. If the Company fails to renew the Lansing Employment Agreement, Mr. Lansing will be eligible to receive the following benefits: six (6) months continued payment of his annual salary; payments in equal installments over six (6) months of an amount equal to 50% of his target bonus; Company reimbursement for the cost of Mr. Lansing's COBRA premiums for no more than six (6) months following his termination; and the acceleration of vesting of 100% of his equity awards.

If Mr. Lansing's employment is terminated by InfoSpace without cause (as defined in the Lansing Employment Agreement) or by Mr. Lansing for good reason (as defined in the Lansing Employment Agreement), and such termination occurs prior to February 2, 2010, Mr. Lansing will be eligible to receive the following severance benefits: twelve (12) months continued payment of his annual salary; payment in equal installments over twelve (12) months of an amount equal to 100% of his target bonus; Company reimbursement for the cost of Mr. Lansing's COBRA premiums for no more than twelve (12) months following his termination; and the acceleration of vesting of 50% of his unvested equity awards.

If Mr. Lansing's employment is terminated by InfoSpace without cause or by Mr. Lansing for good reason, and such termination occurs on or after February 2, 2010 or is in connection with a change of control (as defined in the Lansing Employment Agreement), Mr. Lansing will be eligible to receive the following severance benefits: twenty-four (24) months continued payment of his annual salary; payment in equal installments over twenty-four (24) months in an amount equal to 200% of his target bonus; Company reimbursement for the cost of Mr. Lansing's COBRA premiums for no more than twenty-four (24) months following his termination; and acceleration of vesting of 100% of his equity awards. Additionally, if the termination is in connection with a change of control, Mr. Lansing will be eligible to receive a pro-rated bonus equal to 100% of his target bonus, payable in equal installments over the twelve (12) month period following the date of termination. Mr. Lansing is also entitled, in the event that Mr. Lansing incurs any excise tax pursuant to Section 4999 of the Internal Revenue Code ("Excise Tax") with respect to any payment made or benefit granted pursuant to the terms of the Lansing Employment Agreement, to cash payments sufficient to pay such Excise Tax, as well as the federal and state income and employment taxes thereon.

As further provided in the Lansing Employment Agreement, in the event the acquiring or successor entity in a change of control does not agree to assume or substitute for stock options, RSUs or other equity awards, all such awards will become vested and immediately exercisable immediately prior to the effective date of the change of control.

In the event of Mr. Lansing's death during the term of the Lansing Employment Agreement, 100% of his then-unvested equity awards shall vest and Mr. Lansing's estate is entitled to severance benefits of 100% of his then-current annual salary for 90 days, the right to exercise the executive officer's then-vested options for the first to occur of 12 months following Mr. Lansing's death, the option's original expiration date or seven years from the date of grant, and Company-paid COBRA health insurance benefits for 90 days.

Mr. Lansing (or his estate) is also eligible to receive the General Benefits (as defined above with respect to Mr. Voelker) in connection with any termination of his employment.

Tax Accounting Considerations

In determining which elements of compensation are to be paid, and how they are weighted, InfoSpace also takes into account whether a particular form of compensation will be considered "performance-based" compensation for purposes of Section 162(m) of the Internal Revenue Code. Under Section 162(m), InfoSpace generally receives a federal income tax deduction for compensation paid to any of its named executive officers only if the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). Our Compensation Committee currently intends to continue seeking a tax deduction for all of InfoSpace's executive compensation, to the extent we determine it is in the best interests of InfoSpace. The Company paid in excess of $1 million to Mr. Voelker in connection with his retention bonus paid in July 2008.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth information concerning the compensation earned in 2008 by our former Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Accounting Officer and our Vice President, Distribution and Business Development (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
James F. Voelker(3) .... Former Chief Executive Officer (Principal Executive Officer)	2008	$403,077	$3,600,000(4)	$ 146,835	$ —	$466,500(5)	$ 6,900(6)	$ 4,623,312
	2007	$401,538	—	$3,889,777	$2,662,111	$106,200(7)	$33,782,828(8)	$40,842,454
	2006	$400,000	—	—	$4,703,617	$265,500(9)	$ 6,600(6)	$ 5,375,717
David B. Binder(10) ... Chief Financial Officer (Principal Financial Officer)	2008	$210,846	—	$ 848,073	$ 292,066	$122,456(5)	$ 252,523(11)	$ 1,725,965
Sunil Thomas(10) ..... Chief Technology Officer	2008	$211,216	—	$ 862,389	$ 262,002	$121,767(5)	$ 312,031(12)	$ 1,769,405
Eric M. Emans(10)..... Chief Accounting Officer	2008	$170,643	—	$ 563,657	$ 162,513	$ 59,479(5)	$ 107,346(13)	$ 1,063,638
Michael J. Glover(14) .. Vice President, Distribution and Business Development	2008	$177,562	—	$ 451,560	$ 113,798	$ 71,900(15)	$ 107,892(16)	$ 922,711

(1) Consists of restricted stock units ("RSUs") granted under the InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan (the "1996 Stock Incentive Plan"), with each RSU representing the right to receive one share of our Common Stock upon vesting. The dollar amount is the amount recognized for financial statement reporting purposes for the applicable year in accordance with FAS 123R. Assumptions used in the valuation of Stock Awards are discussed in Note 6: Stock-based Compensation Expense to the Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008.

(2) Consists of options primarily granted under the 1996 Stock Incentive Plan to purchase shares of our common stock. The dollar amount is the amount recognized for financial statement reporting purposes with respect to the applicable year in accordance with FAS 123R. Assumptions used in the valuation of Options Awards are discussed in Note 6: Stock-based Compensation Expense to the Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008.

(3) Pursuant to Mr. Voelker's current employment agreement, Mr. Voelker ceased being Chief Executive Officer upon the appointment of our new Chief Executive Officer on February 2, 2009. Pursuant to Mr. Voelker's employment agreement, Mr. Voelker remains as employee Chairman.

(4) Consists of a retention bonus earned in July 2008 under Mr. Voelker's then-current employment agreement.

(5) Consists of non-equity incentive compensation earned under the 2008 Executive Bonus Plan.

(6) Consists of InfoSpace's contributions under its 401(k) Plan.

(7) Consists of non-equity incentive compensation earned under the 2007 1H InfoSpace Executive Financial Performance Incentive Plan.

(8) Consists of $21,607,424 in payments in connection with the two special dividends declared by InfoSpace in 2007, a tax gross-up payment of $12,131,695 related to these payments, $6,750 of InfoSpace's contributions under its 401(k) Plan and $36,959 of attorneys fees allocated to Mr. Voelker in connection with the preparation of his amended and restated employment agreement.

(9) Consists of non-equity incentive compensation earned under the 2006 incentive bonus program for Mr. Voelker.

(10) Messrs. Binder, Thomas and Emans were appointed executive officers of InfoSpace on January 1, 2008. Prior to January 1, 2008, each was employed by InfoSpace in a non-executive role.

(11) Consists of a $147,132 payment in connection with the special dividend declared by InfoSpace in November 2007 but paid in 2008 ("make-whole payment"), a tax gross-up payment of $98,491 related to the make-whole payment, and $6,900 of InfoSpace's contributions under its 401(k) Plan.

(12) Consists of a $185,167 make-whole payment, a tax gross-up payment of $119,964 related to the make-whole payment, and $6,900 of InfoSpace's contributions under its 401(k) Plan.

(13) Consists of a $60,066 make-whole payment, a tax gross-up payment of $41,140 related to the make-whole payment, and $6,140 of InfoSpace's contributions under its 401(k) Plan.

(14) Mr. Glover was appointed an executive officer of InfoSpace on October 7, 2008. Prior to October 7, 2008, he was employed by InfoSpace in a non-executive role.

(15) Consist of non-equity incentive compensation of $58,775 earned under the Company's VP and Director Bonus Plan before Mr. Glover's appointment as an executive officer, and $13,125 of non-equity incentive compensation earned under the 2008 Executive Bonus Plan after his appointment as an executive officer.

(16) Consists of a $64,034 make-whole payment and a tax gross-up payment of $43,858 related to the make-whole payment.

Grants of Plan Based Awards

The following table sets forth certain information regarding non-equity and equity plan-based awards granted by InfoSpace to the Named Executive Officers in 2008.

Grants of Plan-Based Awards in 2008

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards(5)
		Threshold	Target	Maximum				
James F. Voelker	11/4/2008	—	—	—	200,000(6)	—	—	$1,748,000
	—	$150,000	$400,000	$600,000	—	—	—	—
David B. Binder	1/2/2008	—	—	—	50,000(7)	—	—	$ 483,500
	1/18/2008	—	—	—	15,381(8)	—	—	$ 138,275
	1/18/2008	—	—	—	9,923(9)	—	—	$ 89,208
	1/18/2008	—	—	—	3,323(10)	—	—	$ 29,874
	1/18/2008	—	—	—	1,087(11)	—	—	$ 9,772
	1/18/2008	—	—	—	645(12)	—	—	$ 5,799
	2/29/2008	—	—	—	—	150,000(13)	$10.19	$ 507,528
	—	$ 39,375	$105,000	$157,500	—	—	—	—
Sunil Thomas	1/2/2008	—	—	—	50,000(7)	—	—	$ 483,500
	1/18/2008	—	—	—	17,862(8)	—	—	$ 160,579
	1/18/2008	—	—	—	9,923(9)	—	—	$ 89,208
	1/18/2008	—	—	—	3,323(10)	—	—	$ 29,874
	1/18/2008	—	—	—	645(12)	—	—	$ 5,799
	2/29/2008	—	—	—	—	150,000(13)	$10.19	$ 507,528
	—	$ 39,375	$105,000	$157,500	—	—	—	—
Eric M. Emans	1/2/2008	—	—	—	35,000(7)	—	—	$ 338,450
	1/18/2008	—	—	—	11,908(8)	—	—	$ 107,053
	1/18/2008	—	—	—	4,962(9)	—	—	$ 44,608
	1/18/2008	—	—	—	1,662(10)	—	—	$ 14,941
	1/18/2008	—	—	—	3,019(14)	—	—	$ 27,141
	2/29/2008	—	—	—	—	75,000(13)	$10.19	$ 253,764
	—	$ 19,125	$ 51,000	$ 76,500	—	—	—	—
Michael J. Glover	1/18/2008	—	—	—	11,908(8)	—	—	$ 107,053
	1/18/2008	—	—	—	3,722(9)	—	—	$ 33,461
	1/18/2008	—	—	—	1,246(10)	—	—	$ 11,202
	1/18/2008	—	—	—	543(15)	—	—	$ 4,882
	1/18/2008	—	—	—	226(12)	—	—	$ 2,032
	4/1/2008	—	—	—	20,000(16)	—	—	$ 244,000
	4/1/2008	—	—	—	—	40,000(17)	$12.20	$ 164,655
	10/7/2008	—	—	—	30,000(18)	—	—	$ 278,700
	10/7/2008	—	—	—	—	110,000(19)	$ 9.29	$ 274,021
	—	$ 9,375(20)	$ 25,000(20)	$ 37,500(20)	—	—	—	—

(1) These columns show the potential value of the payout for each Named Executive Officer under the 2008 Executive Bonus Plan if the threshold, target or maximum performance measure goals are satisfied. The two performance measures and salary multiples used in determining the actual payout are described in the Compensation Discussion and Analysis starting on page 25. The possible payouts were performance-driven and therefore were completely at risk. As described in the Compensation Discussion and Analysis, the targets are set to be challenging and to require significant effort for their achievement. In 2008, revenue and Adjusted EBITDA targets were exceeded in the first three quarters of the year, but the Adjusted EBITDA threshold target was not reached in the fourth quarter of 2008, although the revenue target was achieved at a level of 105%. For the fourth quarter of 2008, the Named Executive Officers received approximately 53% of their bonus target based on the revenue and Adjusted EBITDA targets, reduced further for the Chief Technology Officer who met only 95% of his management performance objectives.

(2) Consists of RSUs granted under our 1996 Stock Incentive Plan with each RSU representing the right to receive one share of our common stock upon vesting.
(3) Consists of options under our 1996 Stock Incentive Plan to purchase shares of our common stock.
(4) Options were granted at an exercise price equal to the closing price of our common stock on the date of the grant. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of InfoSpace common stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following this exercise do not include the option exercise price.
(5) The dollar amount is the grant date fair value of the equity award computed in accordance with FAS 123R. Assumptions used in the valuation of Stock and Option Awards are discussed in Note 6: Stock-based Compensation Expense of the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008.
(6) The RSUs were granted to Mr. Voelker pursuant to his Amended and Restated Employment Agreement dated November 4, 2008. The RSUs are scheduled to vest fifty percent (50%) on December 31, 2009, and an additional twenty five percent (25%) on each of June 30, 2010 and December 31, 2010.
(7) Consists of RSUs granted pursuant to the Named Executive Officer's Employment Agreement. The RSUs vest over three years; 33 ⅓% vested on January 2, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on January 2, 2011.
(8) The RSUs were granted as part of the make-whole program and were based on the unvested portion of the RSUs granted July 31, 2007. The RSUs vest over three years, 33 ⅓% vested on July 10, 2008 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on July 10, 2010.
(9) Consists of RSUs granted as part of the make-whole program and were based on the unvested portion of an RSU granted on December 20, 2006. 100% of the RSUs vested on December 20, 2008.
(10) The RSUs were granted as part of the make-whole program and were based on the unvested portion of the RSUs granted June 22, 2007. The RSUs granted on June 22, 2007 were part of the first make-whole program and were based on the unvested portion of RSUs granted on December 20, 2006. 100% of the RSUs vested on December 20, 2008.
(11) The RSUs were granted to Mr. Binder as part of the make-whole program and were based on the unvested portion of the RSUs granted June 22, 2007. The RSUs granted on June 22, 2007 were part of the first make-whole program and were based on the unvested portion of an option granted prior to 2006. 100% of the RSUs vested on June 7, 2008.
(12) The RSUs were granted as part of the make-whole program and were based on the unvested portion of the RSUs granted June 22, 2007. The RSUs granted on June 22, 2007 were part of the first make-whole program and were based on the unvested portion of options granted prior to 2006. 100% of the RSUs vested on April 1, 2008.
(13) Consists of options granted pursuant to the Named Executive Officer's Employment Agreement. The options vest over three years; 33 ⅓% vested on January 2, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on January 2, 2011.
(14) The RSUs were granted to Mr. Emans as part of the make-whole program and were based on the unvested portion of an option granted September 11, 2006. The RSUs vest ratably every six months over three years such that it is fully vested on September 11, 2010.
(15) The RSUs were granted to Mr. Glover as part of the make-whole program and were based on the unvested portion of the RSUs granted June 22, 2007. The RSUs granted on June 22, 2007 were part of the first make-whole program and were based on the unvested portion of an option granted June 7, 2006. 100% of the RSUs vested on June 7, 2008.
(16) Consists of RSUs granted to Mr. Glover in connection with his promotion to Vice President, Business Development in April 2008. The RSUs vest over three years; 33 ⅓% vests on April 1, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on April 1, 2011.
(17) Consists of options granted to Mr. Glover in connection with his promotion to Vice President, Business Development in April 2008. The RSUs vest over three years; 33 ⅓% vests on April 1, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on April 1, 2011.
(18) Consists of RSUs granted pursuant to Mr. Glover's Employment Agreement. The RSUs vest over three years; 33 ⅓% vests on October 1, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on October 1, 2011.
(19) Consists of options granted pursuant to Mr. Glover's Employment Agreement. The options vest over three years; 33 ⅓% vests on October 1, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on October 1, 2011.
(20) Represents the potential payouts for only the fourth quarter of 2008, which is the quarter Mr. Glover became eligible to participate in the 2008 Executive Bonus Plan.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning unexercised options for each of the Named Executive Officers outstanding as of the end of 2008. The vesting schedule for the option and RSUs awards for each of the Named Executive Officers are set forth in the footnotes following the table.

Outstanding Equity Awards at 2008 Fiscal Year-End

	Option Awards(1)				Stock Awards(2)	
	Number of Securities Underlying Unexercised Options		Option Exercise Price($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Name	Exercisable	Unexercisable				
James F. Voelker	5,500	—	$ 6.70	07/19/2012	200,000(3)	$1,510,000
	600,000	—	$ 9.20	12/21/2012	—	—
	600,000	—	$14.88	06/10/2010	—	—
	350,000	—	$24.30	12/23/2010	—	—
	450,000	—	$24.29	01/03/2013	—	—
David B. Binder	—	150,000(4)	$10.19	2/28/2015	50,000(4)	$ 377,500
	20,000	—	$21.98	6/7/2013	10,333(5)	$ 78,014
	20,000	—	$24.14	7/29/2012	10,254(5)	$ 77,418
	30,000	—	$24.47	5/19/2013	—	—
	20,000(6)	—	$41.83	4/1/2011	—	—
	10,000	—	$55.09	4/1/2011	—	—
Sunil Thomas	—	150,000(4)	$10.19	2/28/2015	50,000(4)	$ 377,500
	500	—	$14.29	8/15/2010	12,000(5)	$ 90,600
	30,000	—	$24.47	5/19/2013	11,908(5)	$ 89,905
	3,000(7)	—	$36.56	2/6/2011	—	—
	9,000	—	$39.19	4/1/2011	—	—
	9,000	—	$41.83	4/4/2012	—	—
Eric M. Emans	—	75,000(4)	$10.19	2/28/2015	35,000(4)	$ 264,250
	9,000	9,000(8)	$21.86	9/11/2013	8,000(5)	$ 60,400
	—	—	—	—	7,939(5)	$ 59,939
	—	—	—	—	2,028(8)	$ 15,311
	—	—	—	—	2,011(8)	$ 15,183
Michael J. Glover	300	—	$ 5.10	8/20/2012	30,000(9)	$ 226,500
	—	110,000(9)	$ 9.29	10/7/2015	20,000(10)	$ 151,000
	—	40,000(10)	$12.20	4/1/2015	8,000(5)	$ 60,400
	4,000	—	$14.29	8/15/2010	7,939(5)	$ 59,939
	10,000	—	$21.98	6/7/2013	—	—
	10,500(7)	—	$24.47	5/19/2013	—	—
	4,000	—	$39.19	4/1/2011	—	—
	7,500	—	$41.83	4/1/2011	—	—

(1) Consists of options to purchase shares of our common stock. Options were granted at an exercise price equal to the closing price of our common stock on the date of the grant. All grants were made under the 1996 Stock Incentive Plan except as noted below.

(2) Consists of RSUs granted under the 1996 Stock Incentive Plan, with each RSU representing the right to receive one share of our common stock upon vesting. The market value is based on the closing price of our common stock on December 31, 2008.

(3) 50% vests on December 31, 2009, and an additional 25% on each of June 30, 2010 and December 31, 2010.

(4) 33 1/3% vested on January 2, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on January 2, 2011.

(5) The unvested portion of the award vested 25% on January 10, 2009 and an additional 25% vests on each of July 10, 2009, January 10, 2010 and July 10, 2010.

(6) Consists of options granted under the 2001 Nonstatutory Stock Option Plan.

(7) Consists of options granted under the InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan.

(8) The unvested portion of the award vested 25% on March 11, 2009 and an additional 25% vests on each of September 11, 2009, March 11, 2010 and September 11, 2010.

Proxy

(9) 33⅓% is scheduled to vest on October 1, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on October 1, 2011.

(10) 33⅓% is scheduled to vest on April 1, 2009 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on April 1, 2011.

Option Exercises and Stock Vested in 2008

The following table sets forth certain information regarding stock options exercised by the Named Executive Officer in 2008 and RSUs held by the Named Executive Officers that vested during 2008, including the aggregate value realized on such exercises or vesting before the payment of any fees, commissions or taxes.

Option Exercises and Stock Vested Table

	Option Awards(1)		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
James F. Voelker	—	—	—	$ —
David B. Binder	—	—	40,365	$326,555
Sunil Thomas	—	—	39,843	$320,852
Eric M. Emans	—	—	23,289	$191,648
Michael J. Glover	—	—	19,485	$159,454

(1) No options were exercised by the Named Executive Officers during 2008.

(2) The value realized on vesting was calculated by multiplying the number of shares acquired upon the vesting of an RSU by the closing price of the Company's common stock per share on the date of vesting.

Potential Payments Upon Termination of Employment

Our employment agreements with each of our Named Executive Officers provide for certain payments to the Named Executive Officer in connection with such executive officer's termination of employment with the Company. The amount and types of payments depend on the reason for the termination of employment: (1) termination by the Company without cause (as defined in the relevant employment agreement) or voluntarily by the Named Executive Officer for good reason (as defined in the relevant employment agreement), including in connection with a change of control (as defined in the relevant employment agreement); and (2) termination due to death or disability. Mr. Voelker's employment agreement also provides for certain payments if he voluntarily terminates his employment while an at-will employee, which would occur if his current employment agreement is not extended after December 31, 2010 but he remains an employee of the Company. A fuller description of the severance provisions under the employment agreements with each Named Executive Officer is found under the headings "Severance Arrangements" in the Compensation and Discussion Analysis section of this Proxy Statement, above.

In order to receive such payments and benefits, the Named Executive Officers are required to sign and not revoke a release and must comply with their non-disclosure, invention release and non-competition agreements which limit their ability to compete with us for a year after their employment ends.

Under our 1996 Stock Incentive Plan, any outstanding stock option and RSUs terminate immediately prior to a change of control (as defined in the 1996 Stock Incentive Plan). The options do not terminate, however, if the options are assumed or substituted by the successor corporation or its parent company. Regardless of whether the options are assumed or substituted by the successor corporation or its parent company, to the extent permitted by law, 25% of unvested stock options vest immediately prior to a change of control transaction. If the options and RSUs are not assumed or substituted with options and RSUs providing substantially equal value and substantially similar provisions as the options and RSUs, then an additional 25% of unvested options and RSUs vest immediately prior to a change of control transaction. Additionally, our employment agreements with our Named Executive Officers provide for some or full acceleration of vesting of all equity awards held by the

Named Executive Officer upon a change of control, termination of employment of the executive officer by us or our successor if such termination was not for cause or was by the executive for good reason, as well as in some cases upon termination due to disability or upon the death of the executive.

The following table sets forth the estimated payments of severance and/or benefits that would be provided to each of the Named Executive Officers in the event of such executive officer's termination of employment on December 31, 2008 by the Company without cause or by the Named Executive Officer for good reason, as well as in connection with a change in control.

Name	Annual Salary Rate Multiple	Annual Bonus Rate Multiple	Pro-Rated Bonus	Stock Options	Stock Awards(1)	Health Benefits(2)	Total
James F. Voelker	$1,200,000(3)	$1,200,000(4)	$466,500(5)	$—	$1,510,000(6)	$47,963	$4,424,463
David B. Binder	$ 210,000(7)	$ 105,000(8)	$ —	$—	$ 333,083(9)	$ 8,858	$ 656,941
Sunil Thomas	$ 210,000(7)	$ 105,000(8)	$ —	$—	$ 348,757(10)	$15,988	$ 679,745
Eric M. Emans	$ 170,000(7)	$ 51,000(8)	$ —	$—	$ 259,433(11)	$15,988	$ 496,421
Michael J. Glover	$ 200,000(7)	$ 100,000(8)	$ —	$—	$ 358,799(12)	$13,030	$ 671,829

(1) The market value of the RSU awards is based on the closing price of our common stock on December 31, 2008, which was $7.55 per share.

(2) Consists of Company-paid COBRA insurance benefits.

(3) Three times Mr. Voelker's annual base salary in 2008. Payable in a single lump sum.

(4) This represents three times Mr. Voelker's bonus target for 2008, which is payable in connection with a change in control. In the event of termination without cause or for good reason, the amount would be three times the actual bonus earned by Mr. Voelker in 2008 for an annual bonus rate multiple of $1,399,500 and a total benefit of $4,623,963. In both instances, payable in a single lump sum.

(5) Mr. Voelker would have earned his entire Bonus for 2008, which would have been paid in early 2009.

(6) 100% of Mr. Voelker's unvested RSUs would vest.

(7) Consists of 100% of the executive officer's annual salary rate, payable in a single lump sum.

(8) Consists of 100% of the executive officers annual bonus rate then in effect, payable in a single lump sum.

(9) For these RSUs, we have assumed that the change-in-control provision of our stock incentive plans caused one-quarter of the unvested RSUs to vest, and the termination-of-employment provision in the employment contract caused one-half of the remaining unvested RSUs to vest. In the event of termination without cause or for good reason, the termination of employment provision in the employment contract would cause only one-half of the unvested RSUs to vest for a stock award benefit of $266,470 and a total benefit of $590,328.

(10) For these RSUs, we have assumed that the change-in-control provision of our stock incentive plans caused one-quarter of the unvested RSUs to vest, and the termination-of-employment provision in the employment contract caused one-half of the remaining unvested RSUs to vest. In the event of termination without cause or for good reason, the termination-of-employment provision in the employment contract would cause only one-half of the unvested RSUs to vest for a stock award benefit of $279,003 and a total benefit of $609,991.

(11) For these RSUs, we have assumed that the change-in-control provision of our stock incentive plans caused one-quarter of the unvested RSUs to vest, and the termination-of-employment provision in the employment contract caused one-half of the remaining unvested RSUs to vest. In the event of termination without cause or for good reason, the termination-of-employment provision in the employment contract would cause only one-half of the unvested RSUs to vest for a stock award benefit of $207,550 and a total benefit of $444,538.

(12) For these RSUs, we have assumed that the change-in-control provision of our stock incentive plans caused one-quarter of the unvested RSUs to vest, and the termination-of-employment provision in the employment contract caused one-half of the remaining unvested RSUs to vest. In the event of termination without cause or for good reason, the termination-of-employment provision in the employment contract would cause only one-half of the unvested RSUs to vest for a stock award benefit of $287,041 and a total benefit of $600,071.

Termination due to Death or Disability

In the event of the Named Executive Officer's death while employed under his Employment Agreement, other than Mr. Voelker, such executive officer's estate is entitled to severance benefits of 100% of his then-current annual salary rate for three months, the right to exercise the executive officer's then-vested options for one year following the executive officer's death, and Company-paid COBRA health insurance benefits for 90 days.

In the event of Mr. Voelker's death while employed under his employment agreement, 100% of his then-unvested equity awards vest, his estate is entitled to severance benefits of 100% of his then-current annual salary rate for 90 days, the right to exercise his then-vested options for two years following his death, and Company-paid COBRA health insurance benefits for 90 days.

Proxy

In the event of the Named Executive Officer's termination of employment with the Company due to Disability (as defined in the employment agreement), such executive officer is entitled to continuing payments of his base salary until the earlier of eligibility for long-term disability payments under the Company's group disability policy or 180 days following termination. In addition, 100% of Mr. Voelker's then-unvested equity awards vest.

The following table sets forth the payments of severance and/or benefits that would be provided to each of the Named Executive Officers or his estate in the event of such executive officer's termination of employment on December 31, 2008 due to death or Disability.

Name	Annual Salary Rate(1)	Other Cash	Health Benefits(2)	Stock Options	Stock Awards	Total
James F. Voelker						
Death	$100,000	$—	$3,997	$—	$1,510,000	$1,613,997
Disability	$200,000	—	—	—	$1,510,000	$1,710,000
David B. Binder						
Death	$ 52,500	—	$2,215	—	—	$ 54,715
Disability	$105,000	—	—	—	—	$ 105,000
Sunil Thomas						
Death	$ 52,500	—	$3,997	—	—	$ 56,497
Disability	$105,000	—	—	—	—	$ 105,000
Eric M. Emans						
Death	$ 42,500	—	$3,997	—	—	$ 46,497
Disability	$ 85,000	—	—	—	—	$ 85,000
Michael J. Glover						
Death	$ 50,000	—	$3,258	—	—	$ 53,258
Disability	$100,000	—	—	—	—	$ 100,000

(1) With respect to disability payments, the amount shown assumes payment of disability pay for 180 days.

(2) Consists of Company-paid COBRA insurance benefits.

DIRECTOR COMPENSATION FOR 2008

The following table sets forth information concerning the compensation of each nonemployee member of our Board of Directors for 2008.

Director Compensation for Year 2008 Table

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	All Other Compensation(3)	Total
John E. Cunningham, IV	$28,500	$ —	$43,507	$ 97,272(4)	$169,279
Nicholas F. Graziano(5)	$23,250	$10,569	$51,439	—	$ 85,258
Jules Haimovitz	$29,250	—	$43,507	—	$ 72,757
Richard D. Hearney	$24,000	—	$43,507	$167,726(6)	$235,233
William J. Ruckelshaus	$34,250	$10,569	$51,439	—	$ 96,258
Lewis M. Taffer	$36,750	—	$43,507	$108,991(7)	$189,248
George M. Tronsrue, III	$33,750	—	$43,507	—	$ 77,257
Vanessa A. Wittman(8)	$ 2,250	—	$33,140	$162,564(9)	$197,954

(1) Consists of RSUs granted under the 1996 Stock Incentive Plan in connection with the make-whole program on January 18, 2008 and on June 22, 2007, with each RSU representing the right to receive one share of our common stock upon vesting. On June 22, 2007, in connection with a special dividend declared by InfoSpace in May 2007, and as part of company-wide compensation program approved by the Board of Directors in consultation with Syzygy, each of the outside directors received RSUs with a value equal to the reduction in value of such director's unvested in-the-money stock options, based on the share price of InfoSpace's common stock before and after the dividend (as measured by the difference between the 30-day average closing price of InfoSpace's common stock before, and the 5-day average closing price of InfoSpace's common stock on and after, the ex-dividend date). The original vesting schedule of such grants was the same as the options with respect to which they were issued. On January 18, 2008, in connection with a special dividend declared by InfoSpace in November 2007, each of the outside directors received RSUs with a value equal to the reduction in value of such director's unvested RSUs, based on the share price of InfoSpace's common stock before and after the dividend (as measured by the difference between the 30-day average closing price of InfoSpace's common stock before, and the 5-day average closing price of InfoSpace's common stock on and after, the ex-dividend date). The original vesting schedule of such grants was the same as the RSUs with respect to which they were issued. As discussed above, the underlying plan documents that provide for equity grants did not contemplate dividends and, therefore, had no mechanism to allow for a tax-free equivalent value grant when dividends are distributed to stockholders. Since the dividends would not be paid with respect to the applicable outstanding unvested stock options or RSUs, the make-whole payments were intended to compensate the Company's directors for the potential decrease in the value of their equity awards attributable to the dividend. The dollar amount is the amount recognized for financial statement reporting purposes for the applicable year in accordance with FAS 123R. Assumptions used in the valuation of stock awards are discussed in Note 6: Stock-based Compensation Expense in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008. Each of the RSUs granted to Mr. Graziano and Mr. Ruckelshaus on January 18, 2008 had a grant date fair value of $4,423 calculated in accordance with FAS 123R. The aggregate number of RSU awards outstanding at December 31, 2008 for each nonemployee member of our Board of Directors is provided in a separate table below.

(2) Consists of options granted under the 1996 Stock Incentive Plan to purchase shares of our common stock. The dollar amount is the amount recognized for financial statement reporting purposes with respect to the applicable year in accordance with FAS 123R. Assumptions used in the valuation of Options Awards are discussed in Note 6: Stock-based Compensation Expense in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008. Each of the options granted to the seven nonemployee members of our Board of Directors on May 12, 2008 had a grant date fair value of $19,575 calculated in accordance with FAS 123R. The aggregate number of option awards

outstanding at December 31, 2008 for each nonemployee member of our Board of Directors is provided in a separate table below.

(3) In connection with the special dividend declared by the Company in November 2007, and as part of company-wide compensation program approved by the Board of Directors, each of the directors received a payment in an amount equal to the reduction in value of such directors' vested in-the-money stock options, based on the share price of InfoSpace's common stock before and after the dividend (as measured by the difference between the 30-day average closing price of InfoSpace's common stock before, and the 5-day average closing price of InfoSpace's common stock on and after, the ex-dividend date) (the " 2008 make-whole payment"), plus a tax gross-up on such payment. The compensation program was intended to compensate the Company's directors for the potential decrease in the value of their equity awards attributable to the dividend, because the dividend would not be paid on such equity awards. As discussed above, the tax gross-up on the 2008 make-whole payments was intended to provide the directors with the value they would have received had the equity plan document contemplated maintaining the value of the equity awards in the event of a dividend to stockholders. Such provisions in a plan typically provide each plan participant with an equivalent value grant at the time such a dividend is distributed to stockholders without the participant incurring any immediate tax liability.

(4) Consists of the 2008 make-whole payment in the amount of $53,885 and a tax gross up payment of $43,387 related to the 2008 make-whole payment.

(5) Mr. Graziano resigned from our Board of Directors effective October 2, 2008.

(6) Consists of the 2008 make-whole payment in the amount of $78,905 and a tax gross up payment of $88,821 related to the 2008 make-whole payment.

(7) Consists of the 2008 make-whole payment in the amount of $50,525 and a tax gross up payment of $58,466 related to the 2008 make-whole payment.

(8) Ms. Wittman resigned from our Board of Directors effective May 12, 2008.

(9) Consists of the 2008 make-whole payment in the amount of $83,875 and a tax gross up payment of $78,689 related to the 2008 make-whole payment.

The following table sets forth information concerning the aggregate number of RSU and option awards outstanding for each of the nonemployee members of our Board of Directors as of December 31, 2008.

Name	Aggregate Number of Stock Awards	Aggregate Number of Option Awards
John E. Cunningham, IV	—	52,500(1)
Nicholas F. Graziano(2)	—	10,000(2)
Jules Haimovitz	—	32,500(1)
Richard D. Hearney	—	53,000(1)
William J. Ruckelshaus	—	17,500(1)
Lewis M. Taffer	—	49,500(1)
George M. Tronsrue, III	—	37,500(1)
Vanessa A. Wittman(3)	—	—

(1) 7,500 of the option awards outstanding are unvested at December 31, 2008 and are expected to vest on May 12, 2009.

(2) Mr. Graziano resigned from our Board of Directors effective October 2, 2008; options outstanding for Mr. Graziano expired on January 2, 2009.

(3) Ms. Wittman resigned from our Board of Directors effective May 12, 2008.

We pay an annual retainer of $15,000 following each Annual Meeting of Stockholders to each nonemployee member of our Board of Directors, and the Chair of the Audit Committee receives an additional $5,000 annual retainer. Each nonemployee director is also paid $750 for each Board of Directors and committee meeting attended and is reimbursed for travel expenses incurred to attend the meetings in person.

Pursuant to the Stock Option Grant Program for Nonemployee Directors under our 1996 Stock Incentive Plan, as amended, we grant a nonqualified stock option to purchase 10,000 shares of common stock to each nonemployee director on the date the director is first appointed or elected to the Board of Directors. In addition, immediately following each Annual Meeting of Stockholders, we grant to each nonemployee director an additional nonqualified stock option to purchase 7,500 shares of common stock, except for those nonemployee directors who were newly elected to the Board of Directors at such Annual Meeting or within the three-month period prior to such Annual Meeting. All options granted under the program for nonemployee directors fully vest on the first anniversary of the date of grant.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

COMPENSATION COMMITTEE REPORT

The following Report of the Compensation Committee of InfoSpace shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission and such information shall not be incorporated by reference into any future filing under the Securities Act or the Exchange Act except to the extent that InfoSpace specifically incorporates it by reference into such filing.

From January 1, 2008 to May 11, 2008, the Compensation Committee of the Board of Directors was comprised of four nonemployee directors: Messrs. Lewis Taffer (Chairman), Richard Hearney and George Tronsrue, and Ms. Vanessa Wittman. Since May 12, 2008, the Compensation Committee has consisted of three nonemployee directors: Messrs. Lewis Taffer (Chairman), Richard Hearney and George Tronsrue.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and proxy statement on Schedule 14A.

Members of the Compensation Committee:

Lewis M. Taffer (Chair)
Richard Hearney
George Tronsrue, III

Equity Compensation Plans

During 2008, certain executive officers and directors received benefits under our 1996 Stock Incentive Plan and the related Stock Option Program for Nonemployee Directors. Our stockholders have approved the 1996 Stock Incentive Plan.

Restated 1996 Flexible Stock Incentive Plan

The purpose of the 1996 Stock Incentive Plan is to provide an opportunity for our employees, officers, directors, independent contractors and consultants to acquire our common stock. The 1996 Stock Incentive Plan provides for grants of stock options, stock appreciation rights, or SARs, RSUs and stock awards. At December 31, 2008, an aggregate of 16,537,337 shares of common stock were authorized for issuance, options to purchase 3,878,938 shares of common stock were outstanding at a weighted average exercise price of $18.39 per share and 1,272,505 RSUs were outstanding. At December 31, 2008, there were 4,759,505 shares available for future grant under the 1996 Stock Incentive Plan. On January 1, 2009, an additional 1,739,801 shares automatically became available for future grants pursuant to the 1996 Stock Incentive Plan.

Stock Option Program for Nonemployee Directors

Under the 1996 Stock Incentive Plan, we grant a nonqualified stock option to purchase 10,000 shares of common stock to each nonemployee director on the date the director is first appointed or elected to our Board of Directors. We grant to each nonemployee director an additional nonqualified stock option to purchase 7,500 shares of common stock immediately following each Annual Meeting of Stockholders, except for those nonemployee directors who were newly elected to the Board of Directors at such Annual Meeting of Stockholders or within the three-month period prior to such Annual Meeting of Stockholders. All options granted under the program for nonemployee directors vest fully on the first anniversary of the date of such grant.

1998 Employee Stock Purchase Plan

We adopted the 1998 Employee Stock Purchase Plan in August 1998. The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and permits eligible employees to purchase our common stock through payroll deductions of up to 15% of their compensation. Under the Purchase Plan, no employee may purchase stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. We have authorized an aggregate of 1,360,000 shares of common stock for issuance under the Purchase Plan. From time to time, an executive officer may elect to participate in the Purchase Plan. Our stockholders have approved the Purchase Plan.

The Purchase Plan is implemented with six-month offering periods. Offering periods begin on each February 1 and August 1. Participants purchase common stock under the Purchase Plan at a price equal to the lesser of 85% of their fair market value on the first day of an offering period and 85% of the fair market value on the last day of an offering period. A total of 666,373 shares of common stock had been issued under the Purchase Plan as of December 31, 2008 and 693,627 shares remained available for future purchase as of that date.

The following table provides information about all of our stock option plans and the Purchase Plan as of December 31, 2008.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	5,151,443(2)	$18.39(3)	5,453,132(4)
Equity compensation plans not approved by security holders (5)	233,500	$28.80(3)	2,013,170
Total	5,384,943	$18.98(3)	7,466,302

(1) Includes shares to be issued under our Restated 1996 Flexible Stock Incentive Plan and our 1998 Employee Stock Purchase Plan.

(2) Consist of 3,878,938 shares of common stock issuable upon exercise of outstanding options, and 1,272,505 shares of common stock issuable upon vesting of RSUs, granted under the Restated 1996 Flexible Stock Incentive Plan.

(3) Consists of the weighted-average exercise price of outstanding options.

(4) Does not include the 1,739,801 additional shares that automatically became available for future issuance under the Restated 1996 Flexible Stock Incentive Plan on January 1, 2009 pursuant to such plan.

(5) Includes 199,899 shares issuable upon exercise of outstanding options under our 2001 Nonstatutory Stock Option Plan. There are 1,589,369 shares remaining available for future grants under such plan. Also includes 451 shares issuable upon exercise of outstanding options under the Saraide.com Inc. 1998 Equity Incentive Plan, which was assumed by InfoSpace on acquisition of the company sponsoring such plan. No shares remain available for future grants under such plan. Also includes 33,150 shares issuable upon exercise of outstanding options under the InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan, which was assumed in connection with the acquisition of Switchboard. There are 423,801 shares remaining available for future grants under such plan.

Proxy

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the SEC. Executive officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish InfoSpace with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, InfoSpace believes that all filing requirements applicable to its executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities have been complied with during 2008.

Transactions with Related Persons

Under our Code of Business Conduct and Ethics, related party transactions (which generally include any transactions with a relative of an employee of the Company) must be disclosed to our Chief Financial Officer. If the Chief Financial Officer determines that the transaction is material, the Audit Committee must review and approve in writing in advance of such related party transactions. The most significant related party transactions, particularly those involving our directors or executive officers, must be reviewed and approved in writing in advance by our Board of Directors. We currently have no such transactions to report. Additionally, pursuant to our Audit Committee Charter, the Audit Committee reviews proposed related party transactions for potential conflicts of interests and approves all such transactions in advance.

In determining whether Mr. Cunningham is an "independent director" as defined in the NASDAQ Marketplace Rules, the Board of Directors considered that Mr. Cunningham's brother is a non-executive, at-will employee of the Company who is serving as one of the Company's managers of business development, and has an annual base salary of over $120,000 and is eligible to be paid bonuses by the Company. Additionally, the Audit Committee of our Board of Directors has reviewed and approved such employment in advance of Mr. Cunningham's re-election to the Board of Directors in 2009.

Indemnification Arrangements

In addition to InfoSpace's expense advancement and indemnification obligations under our Bylaws and applicable law, we have entered into standard indemnification agreements in the ordinary course of business with each of our executive officers and directors.

TRANSACTION OF OTHER BUSINESS

The Board of Directors of InfoSpace knows of no other matters to be submitted at the meeting. If any other matters come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules promulgated by the SEC. Proposals of stockholders of InfoSpace intended to be presented for consideration at our 2010 Annual Meeting of Stockholders must be received by InfoSpace no later than December 1, 2009 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

In addition, our Bylaws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. In general, nominations for the election of directors may be made by: (i) the Board of Directors or (ii) any stockholder entitled to vote who has delivered written notice to the Corporate Secretary of InfoSpace not fewer than 60 days nor more than 90 days in advance of the annual meeting (or, with respect to an election of directors to be held at a special meeting, the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders), which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. In the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholders must be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Our Bylaws also provide that the only business that shall be conducted at an annual meeting is business that is brought before such meeting: (i) by or at the direction of the Board of Directors, or (ii) by any stockholder entitled to vote who has delivered written notice to the Corporate Secretary of InfoSpace not less than 60 days nor more than 90 days in advance of the annual meeting, which notice must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. In the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. If a stockholder who has notified InfoSpace of his or her intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his or her proposal at such meeting, InfoSpace need not present the proposal for a vote at such meeting. For further information regarding nomination of directors, see the description of the Nominating and Governance Committee of our Board of Directors under the heading "Board Meetings and Committees; Corporate Governance Matters."

A copy of the full text of the Bylaws discussed above is available on our company Web site at www.infospaceinc.com or may be obtained by writing to the Corporate Secretary of InfoSpace. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to InfoSpace's principal executive offices at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, Attention: Corporate Secretary.

ANNUAL REPORT ON FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2008 is available on our company Web site at www.infospaceinc.com. Upon written request by any stockholder to Alejandro C. Torres, the Corporate Secretary of InfoSpace, at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, a copy of the Annual Report on Form 10-K, without exhibits, will be furnished without charge, and a copy of any or all exhibits to the Annual Report on Form 10-K will be furnished for a fee which will not exceed our reasonable expenses in furnishing the exhibits.

By Order of the Board of Directors,



Alejandro C. Torres
General Counsel and Secretary

Bellevue, Washington
March 24, 2009

ANNEX A

CERTIFICATE OF AMENDMENT
TO AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INFOSPACE, INC.

InfoSpace, Inc., a corporation organized and existing under the laws of the State of Delaware, (the "**Corporation**"), does hereby certify that:

1. This Amendment to the Corporation's Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

2. This Amendment to the Corporation's Amended and Restated Certificate of Incorporation amends Article 4 of the Corporation's Amended and Restated Certificate of Incorporation, by deleting the existing Article 4 in its entirety and substituting therefore a new Article 4 to read in its entirety as follows:

Proxy

4 Shares; Reclassification and Transfer Restrictions

4.1. *Authorized Shares.*

The total authorized stock of the Corporation shall consist of three classes: (i) 900,000,000 shares of existing Common Stock having a par value of $0.0001 per share ("**Old Common Stock**"); (ii) 900,000,000 shares of Common Stock having a par value of $0.0001 per share ("**Common Stock**"); and (iii) 15,000,000 shares of Preferred Stock having a par value of $0.0001 per share ("**Preferred Stock**"). Authority is hereby expressly granted to the Board of Directors to fix by resolution or resolutions any of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions which are permitted by the General Corporation Law of the State of Delaware in respect of any class or classes of stock or any series of any class of stock of the Corporation. The Corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit the conversion of the Preferred Stock.

The Certificate of the Powers, Designations, Preferences and Rights of Series A Preferred Stock, the Certificate of the Powers, Designations, Preferences and Rights of Series B Preferred Stock, and the Certificate of the Powers, Designations, Preferences and Rights of Series C Participating Preferred Stock shall not be affected by the filing of the Certificate of Amendment containing this sentence.

4.2. *Reclassification.*

Immediately upon the effectiveness of the filing of this Certificate of Amendment to the Corporation's Amended Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of Old Common Stock issued and outstanding immediately prior to the Effective Time shall be reclassified as and converted into and shall become one share of Common Stock ("**Common Stock**," pursuant to the "**Reclassification**").

The Reclassification of the shares of Old Common Stock into shares of Common Stock shall be deemed to occur at the Effective Time, regardless of when any certificate previously representing such shares of Old Common Stock (if such shares are held in certificated form) are physically surrendered to the Corporation in exchange for certificates representing shares of such Common Stock. Each certificate outstanding immediately prior to the Effective Time representing shares of Old Common Stock shall, until surrendered to the Corporation in exchange for a certificate representing such new number of shares of Common Stock, automatically represent from and after the Effective Time the reclassified number of shares of Common Stock.

Proxy

4.3. *Transfer Restrictions.*

Section 4.3.1. Certain Definitions.

As used in this Section 4.3:

"**Acquire**" or "**Acquisition**" and similar terms means the acquisition of record, legal, beneficial or any other ownership of Corporation Securities by any means, including, without limitation, (a) the exercise of any rights under any option, warrant, convertible security, pledge or other security interest or similar right to acquire shares, or (b) the entering into of any swap, hedge or other arrangement that results in the acquisition of any of the economic consequences of ownership of Corporation Securities, but shall not include the acquisition of any such rights unless, as a result, the acquirer would be considered an owner.

"**Business Day**" means any day, other than a Saturday, Sunday or day on which banks located in Bellevue, Washington, are authorized or required by law to close.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Corporation Securities**" means (a) shares of Common Stock, (b) shares of Preferred Stock of any class or series of Preferred Stock, (c) warrants, rights or options (including within the meaning of Treasury Regulation Section 1.382-2T(h)(4)(v)) to purchase stock of the Corporation, and (d) any other interests that would be treated as "stock" of the Corporation pursuant to Treasury Regulation Section 1.382-2T(f)(18).

"**Effective Date**" means the date of filing of the Certificate of Amendment to the Corporation's Amended and Restated Certificate of Incorporation first containing this provision.

"**Entity**" means an entity within the meaning of Treasury Regulation Section 1.382-3(a)(1).

"**Five Percent Shareholder**" means a Person or group of Persons that is identified as a "5-percent shareholder" of the Corporation Securities pursuant to Treasury Regulation Section 1.382-2T(g)(1), but excluding any "direct public group" with respect to the Corporation, as that term is defined in Treasury Regulation Section 1.382-2T(j)(2)(ii). For the purposes of determining the existence and identity of, and the amount of Corporation Securities owned by, any Five Percent Shareholder, the Corporation is entitled to rely conclusively on (a) the existence and absence of filings of Schedules 13D or 13G under the Securities Exchange Act of 1934, as amended (or any similar schedules) as of any date, and (b) its actual knowledge of the ownership of the Corporation Securities.

"**Percentage Stock Ownership**" and similar terms means percentage stock ownership as determined in accordance with Treasury Regulation Section 1.382-2T(g), (h), (j) and (k).

"**Person**" means an individual, corporation, estate, trust, association, limited liability company, partnership, joint venture or similar organization, and also includes a syndicate or group as those terms are used for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

"**Prohibited Transfer**" means any purported Transfer of Corporation Securities to the extent that such a Transfer is prohibited and/or void under this Article 4.

"**Restriction Release Date**" means such date, after the Effective Date, that the Board of Directors determines in good faith that it is in the best interests of the Corporation and its stockholders for the transfer restrictions set forth in this Article 4 to terminate.

"**Restricted Holder**" means a Person or group of Persons that (a)is a Five Percent Shareholder and Acquires or proposes to Acquire Corporation Securities, or (b) is proposing to Acquire Corporation Securities, and following such proposed Acquisition of Corporation Securities, would be a Five Percent Shareholder.

"**Tax Benefits**" means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any "net unrealized built-in loss" within the meaning of Section 382 of the Code, of the Corporation or any direct or indirect subsidiary thereof.

"**Transfer**" means any direct or indirect Acquisition, sale, transfer, assignment, conveyance, pledge or other disposition of Corporation Securities in any manner whatsoever, whether voluntary or involuntary, by operation of law or otherwise, or any attempt to do any of the foregoing. A Transfer shall also include the creation or grant of an option (including within the meaning of Treasury Regulation Section 1.382-2T(h)(4)(v)). A Transfer shall not include an issuance or grant of Corporation Securities by the Corporation.

"**Treasury Regulation**" means a Treasury Regulation promulgated under the Code.

Section 4.3.2. Transfer Restrictions.

(a) From and after the Effective Date and prior to the Restriction Release Date, no Transfer shall be permitted, and any such purported Transfer shall be void *ab initio*, to the extent that after giving effect to such purported Transfer (or any series of Transfers of which such Transfer is a part), either (i) any Person or group of Persons shall become a Five Percent Shareholder, or (ii) the Percentage Stock Ownership interest in the Corporation of any Five Percent Shareholder shall be increased. The prior sentence is not intended to prevent the Corporation Securities from being DTC-eligible and shall not preclude the settlement of any transactions in the Corporation Securities entered into through the facilities of a national securities exchange or any national securities quotation system, provided, that if the settlement of the transaction would result in a Prohibited Transfer, such Transfer shall nonetheless be a Prohibited Transfer.

(b) The restrictions contained in this Article 4 are for the purposes of reducing the risk that any "ownership change" of the Corporation Securities (as defined in the Code) may limit the Corporation's ability to utilize its Tax Benefits. In connection therewith, and to provide for effective policing of these provisions, a Restricted Holder who proposes to Acquire Corporation Securities shall, prior to the date of the proposed Acquisition, request in writing (a "**Request**") that the Board of Directors of the Corporation (or a committee thereof that has been appointed by the Board of Directors) review the proposed Acquisition and authorize or not authorize the proposed Acquisition in accordance with this Section 4.3.2(b) of Article 4. A Request shall be mailed or delivered to the Secretary of the Corporation at the Corporation's principal place of business, or telecopied to the Corporation's telecopier number at its principal place of business. Such Request shall be deemed to have been received by the Corporation when actually received by the Corporation. A Request shall include (i) the name, address and telephone number of the Restricted Holder, (ii) a description of the Corporation Securities that the Restricted Holder proposes to Acquire, (iii) the date on which the proposed Acquisition is expected to take place (or, if the Acquisition is proposed to be made by a Five Percent Shareholder in a transaction on a national securities exchange or any national securities quotation system, a statement to that effect), (iv) the name of the proposed transferor of the Corporation Securities that the Restricted Holder proposes to Acquire (or, if the Acquisition is proposed to be made by a Five Percent Shareholder in a transaction on a national securities exchange or any national securities quotation system, a statement to that effect), and (v) a request that the Board of Directors (or a committee thereof that has been appointed by the Board of Directors) authorize, if appropriate, the Acquisition pursuant to this Section 4.3.2(b) of Article 4. The Board of Directors may authorize an Acquisition by a Restricted Holder, if it determines, in its sole discretion, that, after taking into account the preservation of the Tax Benefits, such Acquisition would be in the best interests of the Corporation and its stockholders. Any determination by the Board of Directors not to authorize a proposed Acquisition by a

Restricted Holder shall cause such proposed Acquisition to be deemed a Prohibited Transfer. The Board of Directors may, in its sole discretion, impose any conditions that it deems reasonable and appropriate in connection with authorizing any such Acquisition by a Restricted Holder. In addition, the Board of Directors may, in its sole discretion, require such representations from the Restricted Holder or such opinions of counsel to be rendered by counsel selected by the Board of Directors, in each case as to such matters as the Board of Directors may determine. Any Restricted Holder who makes a Request to the Board of Directors shall reimburse the Corporation, on demand, for all costs and expenses incurred by the Corporation with respect to any proposed Acquisition of Corporation Securities, including, without limitation, the Corporation's costs and expenses incurred in determining whether to authorize the proposed Acquisition, which costs may include, but are not limited to, any expenses of counsel and/or tax advisors engaged by the Board of Directors to advise the Board of Directors or deliver an opinion thereto.

Section 4.3.3. Treatment of Excess Securities.

(a) No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of a Prohibited Transfer (the "**Purported Transferee**") shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the "**Excess Securities**"). The Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof. Once the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, such Corporation Securities shall cease to be Excess Securities.

(b) If the Board of Directors determines that a Prohibited Transfer has been recorded by an agent or employee of the Corporation notwithstanding the prohibition in Section 4.3.3(a) of this Article 4, such recording and the Prohibited Transfer shall be void *ab initio* and have no legal effect and, upon written demand by the Corporation, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee's possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities (the "**Prohibited Distributions**"), to an agent designated by the Board of Directors (the "**Agent**"). In the event of an attempted Prohibited Transfer involving the purchase or Acquisition of Corporation Securities in violation of this Article 4 by a Restricted Holder, the Agent shall thereupon sell to a buyer or buyers, which may include the Corporation or the purported transferor, the Excess Securities transferred to it in one or more arm's-length transactions (including over a national securities exchange or national securities quotation system on which the Corporation Securities may be traded); provided, however, that the Agent, in its sole discretion, shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent's discretion, such sale or sales would disrupt the market for the Corporation Securities, would adversely affect the value of the Corporation Securities or would be in violation of applicable securities laws. If the Purported Transferee has resold the Excess Securities before receiving the Corporation's demand to surrender the Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 4.3.3(c) of this Article 4 if the Agent, rather than the Purported Transferee, had resold the Excess Securities.

(c) The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee had previously resold the Excess Securities, any amounts received by it from a Purported Transferee, as follows: (i) first, to reimburse itself to the extent necessary to cover its costs and expenses incurred in accordance with its duties hereunder; (ii) second, to reimburse the Purported Transferee for the amounts paid by the Purported Transferee for the Excess Securities (or in the case of any Prohibited Transfer by gift, devise or inheritance or any other Prohibited Transfer without consideration, the fair market value, calculated on the basis of the closing market price for the Corporation Securities on the day before the Prohibited Transfer), and (iii) third, the remainder, if any, to the original transferor, or, if the original transferor cannot be readily identified, to an entity designated by the Corporation's Board of Directors that is described in Section 501(c) of the Code, contributions to which must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. The recourse of any Purported Transferee with respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (ii) of this Section 4.3.3.(c) of this Article 4. Except as may be required by law, in no event shall the proceeds of any sale of Excess Securities pursuant to this Article 4 inure to the benefit of the Corporation or the Agent, except to the extent used to cover expenses incurred by the Agent in performing its duties hereunder.

(d) If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty (30) days from the date on which the Corporation makes a demand pursuant to Section (3)(b) of this Article 4, then the Corporation may take such actions as it deems necessary to enforce the provisions hereof, including the institution of legal proceedings to compel such surrender.

(e) If any Person shall knowingly violate, or knowingly cause any other Person under control of such Person (a "**Controlled Person**") to violate this Article 4, then that Person and any Controlled Person shall be jointly and severally liable for, and shall pay to the Corporation, such amount as will, after taking account of all taxes imposed with respect to the receipt or accrual of such amount and all costs incurred by the Corporation as a result of such violation, put the Corporation in the same financial position as it would have been in had such violation not occurred.

Section 4.3.4. Amendment of Transfer Restrictions. Notwithstanding the provisions of Article 9 of the Corporation's Amended and Restated Certificate of Incorporation, the Corporation may only amend or repeal any of the provisions set forth in this Section 4.3 by the affirmative vote of the holders of two-thirds of the shares entitled to vote thereon.

Section 4.3.5. Legends; Compliance

(a) All certificates reflecting Corporation Securities on or after the Effective Date shall, until the Restriction Release Date, bear a conspicuous legend in substantially the following form:

THE TRANSFER OF SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTION PURSUANT TO ARTICLE FOUR OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF INFOSPACE, INC., AS AMENDED AND IN EFFECT FROM TIME TO TIME, A COPY OF WHICH MAY BE OBTAINED FROM THE CORPORATION UPON REQUEST.

(b) The Corporation shall have the power to make appropriate notations upon its stock transfer records and to instruct any transfer agent, registrar, securities intermediary or depository with respect to the requirements of this Article 4 for any uncertificated Corporation Securities or Corporation Securities held in an indirect holding system.

(c) Nothing contained in this Article 4 shall limit the authority of the Board of Directors of the Corporation to take such other action to the extent permitted by law as it deems necessary or advisable to preserve the Corporation's Tax Benefits. The Board of Directors of the Corporation shall have the power to determine all matters necessary for determining compliance with this Article 4, including, without limitation, determining (i) the identification of Five Percent Shareholders and Restricted Holders, (ii) whether a Transfer or proposed Transfer is a Prohibited Transfer, (iii) the Percentage Stock Ownership in the Corporation of any Five Percent Shareholders and Restricted Holders, (iv) whether an instrument constitutes a Corporation Security, (v) the amount (or fair market value) due to a Purported Transferee, (vi) the interpretation of the provisions of this Article 4, and (vii) any other matters which the Board of Directors deems relevant. In the case of an ambiguity in the application of any of the provisions of this Article 4, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event that this Article 4 requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article 4. All such actions, calculations, interpretations and determinations that are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation, the Agent, and all other parties to a Transfer; provided, however, that the Board of Directors may delegate all or any portion of its duties and powers under this Article 4 to a committee of the Board of Directors as it deems advisable or necessary.

(d) Nothing contained in this Article 4 shall be construed to give any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article 4. This Article 4 shall be for the sole and exclusive benefit of the Corporation and the Agent.

(e) If any provision of this Article 4 or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article 4.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Certificate of Amendment to the Corporation's Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the corporation on this the [●]th day of [●] 200__.

InfoSpace, Inc.

By: ______________________________

Name:

Title:

Proxy

Proxy

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-25131

INFOSPACE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-1718107**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code:
(425) 201-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
Series C Participating Preferred Stock
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant outstanding as of June 30, 2008, based upon the closing price of Common Stock on June 30, 2008 as reported on the NASDAQ Global Select Market, was $166.9 million. There is currently no non-voting common equity outstanding. Shares of voting stock held by each officer and director and by each person who owns 5% or more of the outstanding voting stock (as publicly reported by such persons pursuant to Section 13 of the Securities Exchange Act of 1934) have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 23, 2009, 34,927,007 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2009 Annual Meeting of Stockholders (the "Proxy Statement").

TABLE OF CONTENTS

Part I

Item 1.	Business	3
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	26
Item 2.	Properties	27
Item 3.	Legal Proceedings	27
Item 4.	Submission of Matters to a Vote of Security Holders	27

Part II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	27
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	31
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	52
Item 8.	Financial Statements and Supplementary Data	54
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	89
Item 9A.	Controls and Procedures	89
Item 9B.	Other Information	91

Part III

Item 10.	Directors, Executive Officers and Corporate Governance	92
Item 11.	Executive Compensation	92
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	92
Item 13.	Certain Relationships and Related Transactions, and Director Independence	92
Item 14.	Principal Accountant Fees and Services	92

Part IV

Item 15.	Exhibits and Financial Statement Schedules	93
Signatures		97

This report contains forward-looking statements that involve risks and uncertainties. You should not rely on forward-looking statements. The statements in this report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," and similar expressions to identify such forward-looking statements. These forward-looking statements include, but are not limited to:

- *statements regarding new and future products and services;*
- *statements regarding our strategic direction, future business plans and growth strategy;*
- *statements regarding anticipated changes in economic conditions or the financial markets, and the potential impact on our business, results of operations and financial condition;*
- *the expected demand for and benefits of our products and services for our customers and distribution partners;*
- *statements regarding the successful execution of the our strategic initiatives;*
- *statements regarding seasonality of revenue and concentration of revenue sources;*
- *anticipated development or acquisition of intellectual property and resulting benefits;*
- *anticipated results of potential or actual litigation;*
- *statements regarding our competitive environment;*
- *statements regarding the impact of governmental regulation;*
- *statements regarding the retention of management and key employees;*
- *anticipated revenue and expenses, including the sources of such revenue and expenses;*
- *statements regarding expected impacts of changes in accounting rules;*
- *statements regarding use of cash, cash needs and ability to raise capital;*
- *statements regarding the condition of our cash investments; and*
- *statements regarding potential liability from contractual relationships.*

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance, achievements and prospects, and those of the Internet industries generally, to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others, those identified under Item 1A, "Risk Factors" and elsewhere in this report.

ITEM 1. Business

Overview

InfoSpace, Inc. ("InfoSpace", "our" or "we") develops search tools and technologies that assist consumers with finding content and information on the Internet. We offer search services that enable Internet users to locate and view content, information, merchants, individuals, and products online. We offer search services through our Web sites, such as Dogpile.com, WebCrawler.com, MetaCrawler.com, and WebFetch.com, as well as through the Web properties of distribution partners. Partner versions of our Web offerings are generally private-labeled and delivered with each distribution partner's unique requirements.

Our search offerings differ from most other mainstream search services in that they utilize our "metasearch" technology that selects results from several search engines, including Google, Yahoo!, and MSN, among others, which serve as our content providers.

We compete against other providers of Web search services. We also compete against more traditional media, including radio, network and cable television, newspaper, magazines, Internet, direct mail and others for a share of the U.S. advertising media market.

We were founded in 1996 and are incorporated in the state of Delaware. Our principal corporate office is located in Bellevue, Washington. We also have an office in Bangalore, India. Our common stock is listed on the NASDAQ Global Select Market under the symbol "INSP."

From 2004 to 2007, InfoSpace was comprised of three businesses: online search, online directory, and mobile. The mobile business was comprised of a mobile content product offering and a mobile services offering. In 2006, as a result of being informed by one of our carrier partners that it intended to develop direct relationships for mobile ringtone content with the major record labels beginning in 2007, we restructured our operations and substantially reduced our mobile content offerings in 2007. In 2007, we completed the sale of a significant portion of our remaining mobile content assets for $3.8 million. On October 31, 2007, we completed the sale of our directory business to Idearc Inc. for $225 million in cash. On December 28, 2007, we completed the sale of our mobile services business to Motricity, Inc. for $135 million in cash. Following the sale of our mobile and directory businesses, our revenues are derived exclusively from providing online search services.

The operating results of the directory and mobile businesses have been presented as discontinued operations in our consolidated financial statements for all periods presented. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations presented in our consolidated financial statements do not necessarily reflect the results that would have existed had we provided our online search services as a standalone business throughout the periods presented. Due to the rapidly evolving nature of our business, overall market conditions and the process used to separately present continuing and discontinued operations, we believe that comparisons of our 2008 operating results to prior years are not necessarily meaningful, and you should not rely upon them as indications of future performance.

Company Internet Site and Availability of SEC Filings. Our corporate Internet site is located at www.infospaceinc.com. We make available on that site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those filings, and other filings we make electronically with the U.S. Securities and Exchange Commission (the "SEC"). The filings, as well as our Code of Conduct and Ethics, can be found in the Investor Relations section of our site and are available free of charge. Information on our Internet site is not part of this Annual Report on Form 10-K. In addition, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Seasonality

Our search services are affected by seasonal fluctuations in Internet usage, which generally declines in the summer months and weeks following the holiday shopping season in December.

International Operations

We have historically generated most of our revenues from customers in the United States. Revenue generated from customers in the United States accounted for 97% in 2008, 97% in 2007, and 98% in 2006 of our total revenues in those years and we expect to generate a substantial majority of our revenues from customers in the United States for the foreseeable future.

Revenue Sources

We receive revenues from certain of our content providers, whom we refer to as our customers, when an end user of our Web search services clicks on a paid search link that is provided by a customer and displayed on our

Web site or displayed on the Web property of a distribution partner. Revenues are recognized in the period in which a paid click occurs and are based on the amounts earned and remitted to us by our customers for such clicks. In addition, we earn revenue from certain distribution partners, such as a fixed monthly fee in exchange for portal infrastructure services.

Our customers are primarily search content providers. We derive a significant portion of our revenue from a small number of customers and we expect that this concentration will continue in the foreseeable future. Google and Yahoo! each accounted for more than 10% of our revenues in 2008 and jointly accounted for 95% or more of our revenues in 2008, 2007, and 2006.

Our main customer agreements are with Google and Yahoo! and each agreement expires in 2011. Each agreement may be renewed only upon mutual written agreement of the parties to the agreement. Through our Google and Yahoo! agreements, we license rights to certain search products and services from each party, including both non-paid and paid search links for use on our Web sites and the Web properties of our distribution partners. We derive revenues from the search products and services we use and distribute from Google and Yahoo! when an end user of our Web search services clicks on a paid search link that is provided by either Google or Yahoo! and displayed on one of our Web sites or on a Web property of one of our distribution partners. Both Google and Yahoo! reserve certain rights of approval over the use and distribution of their respective search products and services, and has requirements and guidelines regarding such use and distribution. If we or our search distribution partners fail to meet the requirements and guidelines promulgated under these customer agreements, Google and Yahoo! have certain rights under the agreements to suspend or terminate our or our distribution partners' use and distribution of such customer's search products and services, and in the event of certain violations, to terminate their agreement with us. We and our distribution partners have limited rights to cure breaches of the requirements and guidelines, and both Google and Yahoo! may modify certain requirements and guidelines of their agreement with us pursuant to the terms of such agreement.

Google and Yahoo! each make certain representations and warranties to us in the agreements regarding their search products and services, and we make certain representations and warranties in the agreements regarding our use and distribution of their search products and services. The agreements also provide for various indemnification obligations of the parties with respect to the content and services of each party, and our distribution partners' use and distribution of Google and Yahoo!'s search products and services.

Product Development

We believe that our technology is essential to expand and enhance our products and services and maintain the attractiveness and competitiveness of our products and services. Product development expenses were $9.9 million in the year ended December 31, 2008, $9.9 million in the year ended December 31, 2007, and $6.8 million in the year ended December 31, 2006.

Intellectual Property

Our success depends significantly upon our technology and intellectual property rights. To protect our rights, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties and protective contractual provisions. Most of our employees have executed confidentiality and non-use agreements that contain provisions prohibiting the unauthorized disclosure and use of our confidential and proprietary information and that transfer to us any rights they may have in copyrightable works or patentable technologies that they may develop while under our employ. In addition, prior to entering into discussions with third parties regarding our business and technologies, we generally require that such parties enter into nondisclosure agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights. For example, the standard language in our agreements with distribution partners provides that we retain ownership of all patents and copyrights in our technologies and requires them to display our patent, copyright and trademark notices, as appropriate.

We hold 40 U.S. registered trademarks and 75 foreign trademarks registered in various countries. We also have applied for registration of certain service marks and trademarks in the United States and in other countries, and will seek to register additional marks in the U.S. and foreign countries, as appropriate. We may not be successful in obtaining registration for the service marks and trademarks for which we have applied or maintaining the registration of existing marks.

We hold 12 U.S. patents. Our issued patents relate to online search, advertisement and location services, among others. We are currently pursuing certain pending U.S. and foreign patent applications that relate to various aspects of our technology. We anticipate on-going patent application activity in the future. However, patent claims may not be issued and, if issued, may be challenged or invalidated by third parties. In addition, issued patents may not provide us with any competitive advantages.

Despite our efforts to protect our rights, unauthorized parties may copy aspects of our products or services or obtain and use information, marks or technology that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and it is often more difficult and costly to enforce our rights in foreign jurisdictions. In addition, others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our business could suffer.

Companies and individuals in the Internet software and application services industry, as well as the arts and entertainment industry, have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of others' proprietary rights which are sometimes not clear or may change. From time to time, we have received, and may receive in the future, notice of claims of infringement of others' proprietary rights. Responding to any such claims could be time-consuming, result in costly litigation, divert management's attention, cause product or service release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could suffer.

Competition

We operate in the online search market, which is extremely competitive and rapidly changing. Our current and prospective competitors include many large companies that have substantially greater resources than we have, some of whom are also our customers, and many small and start-up companies with a large variety of competitive products and services. We believe that the primary competitive factors in the market for online search services are:

- our customers going direct to our distribution partners to provide the distribution partners with the customers' online search services and products;
- the ability to meet the specific information, content, and service demands of a particular Web property;
- the cost-effectiveness, reliability and security of the products and application services;
- the ability to provide products and application services that are innovative and attractive to consumers and other end users;
- our competitors may provide products or applications services, such as embedded search browsers or downloadable applications, to our end users that displace our search services;
- the ability to develop innovative products and services that enhance the appearance and utility of the Web properties;

- the ability to meet the needs of major customers and distribution partners; and
- the ability of our competitors to develop and market new or enhanced products and search services.

Although we believe that no one competitor offers all of the products and services we do, our primary offerings face competition from various sources. We compete, directly or indirectly, in the following ways, among others:

- our customers are also our competitors, such as Google and Yahoo!;
- our online search services also compete against more traditional media, including radio, network and cable television, newspaper, magazines, Internet, direct mail and others for a share of the U.S. advertising market;
- other information and content services we provide compete with specialized content providers; and
- in international markets, in addition to competing with U.S.-based search providers, we compete with local companies which may have a competitive advantage due to their greater understanding of and focus on a particular local market.

We expect that in the future we will experience competition from other Internet application companies, as well as from other content providers. Some of these potential competitors are currently customers or distribution partners of ours, the loss of which could harm our business.

Many of our current customers have had relationships with some of our current and potential future distribution partners. If our customers develop software and application services that are superior to ours, or that achieve greater market acceptance than ours, our business will suffer.

Governmental Regulation

Because of the increasing use of the Internet, U.S. and foreign governments have adopted or may in the future adopt laws and regulations relating to the Internet, addressing issues such as consumer protection, user privacy, security, pricing, age verification, content, taxation, copyrights and other intellectual property, distribution, advertising and product and services quality.

Recent concerns regarding Internet user privacy have led to the introduction of U.S. federal and state legislation to protect user privacy and data security. Existing federal laws regarding user privacy that we may be subject to include the Children's Online Privacy Protection Act, which regulates the online collection of personal information from children under 13, and the Gramm-Leach-Bliley Act, which regulates the collection and processing of personal information by financial institutions as well as imposes information security obligations. In addition, the Federal Trade Commission (the "FTC") has used its authority to regulate unfair and deceptive trade practices to investigate and regulate user privacy and data security concerns, and such investigations or regulation could adversely affect our business. Various states have likewise sought to regulate consumer protection, advertising, privacy and data security in ways that may affect the collection, use and disclosure of information. For example, California has passed several laws relating to the collection, storage and distribution of personal information, requiring in part the posting of a privacy policy and disclosure of how information is shared with third parties for marketing purposes as well as obligating businesses to secure such information. We could become subject to new laws and regulations that could limit or prohibit our ability to distribute our products and services, conduct targeted advertising, collect, use or transfer user information or impose new data security requirements that could require us to expend substantial resources. In addition, numerous states now require that companies notify individuals of security breaches that may result in third parties gaining unauthorized access to certain types of personal information. We believe we take reasonable steps to protect the security and confidentiality of the information we collect and store but there is no guarantee that third parties will not gain unauthorized access despite our efforts or that we will not incur costs in complying with our notification obligations under such circumstances.

Many countries outside of the United States have more restrictive privacy laws than the United States. The European Union, for example, strictly regulates the collection, use and transfer of personal information of its residents. Further, information lawfully collected in the European Union may not be transferred for processing outside the European Union to a country that lacks adequate protections. The European Union has deemed the U.S. to lack such protections and transfers of personal information gathered in the European Union to the United States are only permitted under limited circumstances. Additionally, regulatory authorities in the European Union increasingly take a different view from the U.S. with respect to what constitutes personal information, especially in the context of IP addresses. The European Union also increasingly seeks to regulate the duration for which a business can maintain information it has collected. Other countries such as Canada follow models similar to the European Union albeit without express prohibitions on data export. These and similar restrictions may limit our ability to collect, use, and transfer information regarding Internet users in those countries.

We may be subject to provisions of the Federal Trade Commission Act and similar state laws that regulate consumer protection and advertising in all media, including the Internet, and require advertisers to substantiate advertising claims before disseminating advertising. The FTC and various state attorneys general have recently brought actions charging deceptive advertising via the Internet and may actively monitor Internet advertising. The United States and various individual states have also enacted restrictions on advertising through other media. For example, in the United States, the Telephone Consumer Protection Act, "Do Not Call" legislation and similar state laws regulate the manner in which we may advertise goods and services via telephones and facsimiles.

Other countries similarly regulate direct and indirect marketing. For example, the European Union has enacted an electronic communications directive that imposes certain restrictions on the use of cookies and action tags as well as the sending of unsolicited communications. Also, like the United States, the members of the European Union and other countries each may have localized consumer protection, advertising, and privacy related legislation that may impose additional costs or limit our ability to conduct business in such regions and elsewhere.

These or other laws or regulations that may be enacted in the future could have adverse effects on our business, including higher regulatory compliance costs, limitations on our ability to provide some services in some countries, and liabilities which might be incurred through lawsuits or regulatory penalties.

Employees

As of February 23, 2009, we had 160 employees. None of our employees are represented by a labor union and we consider employee relations to be positive. There is significant competition for qualified personnel in our industry, particularly for software development and other technical staff. We believe that our future success will depend in part on our continued ability to hire and retain qualified personnel.

Executive Officers and Directors of the Registrant

The following table sets forth certain information as of February 23, 2009 with respect to our executive officers and directors:

Name	Age	Position
William J. Lansing	50	Chief Executive Officer, President and Director
David B. Binder	39	Chief Financial Officer and Treasurer
Michael J. Glover	46	Vice President, Distribution and Business Development
Sunil Thomas	39	Chief Technology Officer
Stuart C. West	39	Vice President, Corporate Development and Chief Strategy Officer
Eric M. Emans	35	Chief Accounting Officer
Alejandro C. Torres	46	General Counsel and Secretary
James F. Voelker	57	Chairman
John E. Cunningham, IV	51	Director
Jules Haimovitz	58	Director
Richard D. Hearney	69	Director
William J. Ruckelshaus	44	Director
Lewis M. Taffer.	61	Director
George M. Tronsrue, III	52	Director

William J. Lansing has served as our Chief Executive Officer and President, and as a director, since February 2009. From December 2003 to October 2007, Mr. Lansing served as Chief Executive Officer, President and as a director of ValueVision Media, Inc., a direct marketing company. From September 2001 to December 2003, he served as a General Partner of General Atlantic LLC, a private equity investment firm. From April 2000 to August 2001, he was Chief Executive Officer of NBC Internet, Inc., an integrated Internet media company. From April 1998 to March 2000, he served as President, then as Chief Executive Officer, of Fingerhut Companies, Inc., a direct marketing company. From November 1996 to May 1998, Mr. Lansing served as Vice President, Corporate Business Development for General Electric Company. Mr. Lansing serves on the Board of Directors of Fair Isaac Corporation, Digital River, Inc. and RightNow Technologies, Inc.

David B. Binder has served as our Chief Financial Officer and Treasurer since January 2008. Mr. Binder joined InfoSpace as Vice President of Finance in October 2004. From November 2001 to October 2004, he served as Director, and later Senior Director, of Business Development at drugstore.com, Inc., an online drug store.

Michael J. Glover has served as our Vice President, Distribution and Business Development since October 2008. Mr. Glover has held various positions in Business Development since joining InfoSpace in October 2000. From April 2008 to September 2008, he served as Vice President, Business Development. From April 2006 to March 2008, he served as Senior Director, Business Development, after serving as Director, Business Development from June 2004 to April 2006. From January 2004 to June 2004, he served as Senior Manager, Business Development, after serving as Business Development Manager from October 2000 to December 2003.

Sunil Thomas has served as our Chief Technology Officer since January 2008. Mr. Thomas has held various engineering positions since joining InfoSpace in 1999. From May 2006 to December 2007, Mr. Thomas served as Vice President, Engineering. From April 2006 to May 2006, he served as Senior Director, Engineering after serving as Director of Engineering from January 2004 to April 2006. From December 1999 to December 2003, he served as Senior Development Manager.

Stuart C. West has served as our Vice President, Corporate Development and Chief Strategy Officer since October 2008. From September 2006 to January 2008, Mr. West served as a Vice President of Operations

Finance at Yahoo! Inc., an internet company. From December 2000 to September 2006, he served in various roles at digital video recorder company TiVo Inc., most recently as Acting Chief Financial Officer. Mr. West has also served as a business development executive and consultant at Silicon Valley software and service startups.

Eric M. Emans has served as our Chief Accounting Officer since January 2008. Mr. Emans joined the Company as Corporate Controller in September 2006. However, Mr. Emans had previously held various positions at the Company from September 2003 to December 2005, including Manager, Revenue Assurance and Senior Manager, Finance. From December 2005 to September 2006, he served as Director, Mobile Operations, at Corbis Corporation, a provider of visual content and rights services. From June 1999 to September 2003, he served as Auditor at Deloitte & Touche, LLP, an accounting firm.

Alejandro C. Torres has served as our General Counsel and Secretary since January 2008. Mr. Torres joined InfoSpace in June 2003 as Senior Corporate Counsel. From October 1993 to June 2003, he served as an attorney at Riddell Williams, P.S., a major Seattle law firm, where he was a member of the firm's corporate, mergers and acquisitions, and finance practices and a Principal from March 2000 until June 2003.

James F. Voelker has served as our Chairman since December 2002. He also served as Chief Executive Officer from December 2002 to February 2009, and also as President from December 2005 to February 2009. He also held the title of President from December 2002 to April 2003. He has served as a director since July 2002. Mr. Voelker served as President and a director of NEXTLINK Communications, Inc. (now XO Communications, Inc.), a broadband communications company, from its inception in 1994 through 1998.

John E. Cunningham, IV has served as a director of InfoSpace since July 1998. Mr. Cunningham has been a general partner of Clear Fir Partners, L.P., a private equity investment partnership, since February 1998. From July 2006 to June 2008, he served as a board member of Citel Technologies, Inc., a telecommunications company, and also served as its non-executive Chairman from January 2004 to July 2006. From April 1996 until February 2003, he served as President of Kellett Investment Corporation, an investment fund for private companies.

Jules Haimovitz has served as a director of InfoSpace since October 2005. Since July 2007, he has served as President of Haimovitz Consulting, a media consulting firm. From July 2002 to July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions Inc., a producer of programming for television, cable networks and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc., Executive Consultant to the CEO, and Chair of the Library Task Force. Mr. Haimovitz is a director of Blockbuster, Inc.

Richard D. Hearney has served as a director of InfoSpace since September 2001. General Hearney served as President and Chief Executive Officer of Business Executives for National Security, an organization focusing on national security policy, from December 2000 to April 2002.

William J. Ruckelshaus has served as a director of InfoSpace since May 2007. Mr. Ruckelshaus has served as Chief Operating Officer of Audience Science, Inc. (formerly known as Revenue Science Inc.), an Internet advertising technology and services company, since August 2008, as well as its Chief Financial Officer since May 2006. From July 2002 to April 2006, he served as Senior Vice President Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning effort.

Lewis M. Taffer has served as a director of InfoSpace since June 2001. Since March 2006, Mr. Taffer has served as an Operating Advisor at Pegasus Capital Advisors, a private equity fund manager. Since May 2006, he has also served as a director and Senior Vice President at iGPS Company LLC, a provider of RFID (radio frequency identification)-tagged plastic pallet rental systems and an affiliate of Pegasus Capital Advisors. Since January 2005, he has been an independent management consultant. From January 2004 to January 2005,

Mr. Taffer served as Executive Vice President, Acquisition Marketing of America Online, Inc. From May 2001 through December 2003, Mr. Taffer was an independent consultant specializing in marketing, business development and strategic partnerships.

George M. Tronsrue, III has served as a director of InfoSpace since February 2003. Since March 2004, Mr. Tronsrue has served as President and Co-Manager of Jericho Fund, LLC, an investment and consulting company. From January 2000 to March 2004, Mr. Tronsrue served as Chairman and Chief Executive Officer of Monet Mobile Networks Inc., a wireless Internet service provider. Monet Mobile filed for Chapter 11 bankruptcy protection in March 2004.

ITEM 1A. Risk Factors

RISKS RELATED TO OUR BUSINESS

Our strategic direction has recently changed and our focus on online search may not be successful.

In the fourth quarter of 2007, we completed the sale of our directory business to Idearc Inc. and the sale of our mobile services business to Motricity, Inc. This significantly reduced the size of our business and our revenues, and our business model now centers on our online search services. There can be no assurance that our focus on online search will produce acceptable results. If we are not successful in operating under this new business model, our stock price will suffer. Moreover, any other future changes to our business may not prove successful in the short or long term due to a variety of factors, including competition, consumer adoption and demand for our products and services, and other factors described in this section, and may have a material negative impact on our financial results.

In addition, we have in the past and may in the future find it advisable to streamline operations and reduce expenses, including, without limitation, such measures as reductions in our workforce, discretionary spending, and/or capital expenditures, as well as other steps to reduce expenses. We have streamlined operations and reduced expenses, including reductions in our workforce, as a result of the sale of our directory and mobile services businesses. Effecting any restructuring or streamlining places significant strains on management, our employees, and our operational, financial, and other resources. In addition, such actions could impair our development, marketing, sales and customer support efforts or alter our product development plans. We may also incur liability from early termination or assignment of contracts, potential failure to meet required support levels of our platforms due to loss of employees who maintain such platforms, potential litigation and other effects from such restructuring and streamlining. Such effects from restructuring and streamlining could have a negative impact on our financial results.

A substantial portion of our revenues is attributable to a small number of customers, the loss of any one of which would harm our financial results.

We acquire rights to content from numerous third-party content providers, whom we refer to as customers, and our future success is highly dependent upon our ability to maintain relationships with these customers and enter into new relationships with other customers. We derive a substantial portion of our revenues from continuing online search operations from a small number of customers. We expect that concentration will continue in the foreseeable future. Google and Yahoo! jointly accounted for 95% or more of our online search revenues in 2008, 2007 and 2006 and each accounted for more than 10% of our revenues in the same periods. Our principal agreements with these customers expire in 2011. Also, our customers are competitors of each other, and the way we do business with one of them may not be acceptable to one or some of their competitors with whom we also do business, which may result in such competitors not renewing their agreements with us on favorable terms. If any of our top customers significantly reduces or eliminates the content it provides to us under our existing contracts, or we are unable to renew the contracts on favorable terms, or any of these customers is unwilling to pay us amounts that it owes us, or disputes amounts it owes us or has paid to us, our financial results would materially suffer.

Failure by us or our search distribution partners to comply with the requirements and guidelines imposed by our customers relating to the use or distribution of content may require us to modify, terminate or not enter into certain distribution relationships, may cause the customer to terminate its agreement with us, and may expose us to liability.

If our search distribution partners or we fail to meet the requirements and guidelines promulgated by our customers, we may not be able to continue to use such customers' content or provide the content to such distribution partners, we may be liable to such customers for certain damages they may suffer, and such customers may terminate their agreements with us. Such requirements and guidelines relate to various matters regarding the use and distribution of the customers' content, and our customers have modified their requirements and guidelines from time to time, and may do so in the future. Such modifications may restrict or limit our ability to provide content through our Web sites or the Web properties of our distribution partners affected by such modifications, which may have a material and adverse effect on our financial results. In the past, certain of our customers had notified us that we were not in compliance with respect to our use of their content or the redistribution of their content by our distribution partners. We have been able to cure such breaches, however, there can be no assurance that if we breach our agreements in the future we will be able to cure the breach. Our agreements with some of our major customers, including Google and Yahoo!, give such customers the ability to terminate their agreements with us immediately in the case of breaches of certain provisions of the agreements with such customers, regardless of whether such breaches could be cured.

Additionally, agreements with our customers may be amended from time to time by both parties or may be subject to different interpretation by either party, which may require our use or the rights we grant to our search distribution partners to be modified to comply with such amendments or interpretations. The agreements with our distribution partners generally provide that we may modify the rights we grant to them to avoid being in conflict with the agreements with our customers. Also, some of our customers have approval processes with respect to the redistribution of their content by our distribution partners. Some of our distribution partners that redistribute such content have not complied with such approval processes, and we no longer provide the applicable content to such partners or such partners no longer redistribute the content. If our customers impose additional restrictions, some of our distribution partners may be required to change the manner in which such customer's content is used or distributed or cease using or distributing such customer's content. If some of our distribution partners are unable to meet the restrictions, we may need to terminate our agreement with such distribution partners or no longer provide the applicable content to such partners.

The loss or reduction of content that we can use or make available to our distribution partners, as well as the termination of distribution or customer agreements, as described above, could have a material adverse effect on our financial results.

A substantial portion of our revenues is dependent on our relationships with a small number of distribution partners who distribute our online search services, the loss of which could have a material adverse effect on our financial results.

We rely on our relationships with online search distribution partners, including internet service providers, Web portals and software application providers, for distribution of our online search services. During 2008, we generated approximately 31% of our online search revenues through relationships with our top ten distribution partners. We cannot assure you that these relationships will continue or will result in benefits to us that outweigh the cost of the relationships. One of our challenges is providing our distribution partners with relevant products and services at competitive prices in rapidly evolving markets. Distribution partners may create their own products and services or may seek to license products and services from others that we compete with or replace the products and services that we provide. Also, many of our distribution partners are developing companies with limited operating histories and evolving business models that may prove unsuccessful even if our products and services are relevant and our prices competitive. If we are not able to maintain our relationships with our distribution partners, our financial results would be materially adversely affected.

Our agreements with most of our distribution partners come up for renewal in 2009 and 2010. Such agreements may be terminated or may not be renewed or replaced on favorable terms, which could adversely impact our financial results. We anticipate that our content and distribution costs for our revenue sharing arrangements with our distribution partners will increase as revenues grow and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms. In addition, competition continues for quality consumer traffic in the online search market. Recently, we have experienced increased competition from our content providers, whom we refer to as customers, seeking to enter into agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms. Any difficulties that we experience with maintaining or strengthening our business relationships with our major distribution partners could have an adverse effect on our financial results.

Current economic downturn may put downward pressure on online advertising spending, which could have a material adverse effect on our financial results.

The current economic downturn may lead to lower online advertising spending by advertisers who advertise through our customers, resulting in lower fees paid to us by such customers for paid search originating from our Web sites or the Web properties of our distribution partners. A significant reduction in such spending could have a material adverse effect on our operating results.

If advertisers perceive that they are not receiving quality traffic to their sites through their paid-per-click advertisements, they may reduce or eliminate their advertising through the Internet. Further, if our customers perceive that they are not receiving quality traffic from our owned Web sites or the Web property of a distribution partner to their advertiser networks, they may reduce the fees they pay to us. Either of these factors could have a negative material impact on our financial results.

Most of our revenues from our online search business are based on the number of paid clicks on commercial search results served on our own Web sites or our distribution partners' Web properties. Generally, each time a user clicks on a commercial search result, the customer that provided the commercial search result receives a fee from the advertiser who paid for such commercial click and the customer pays us a portion of that fee. If the click originated from one of our distribution partners' Web properties, we share a portion of the fee we receive with such partner. If an advertiser receives what it perceives to be a large percentage of clicks for which it needs to pay, but that do not result in the intended objectives of such advertiser, the advertiser may reduce or eliminate its advertisements through the customer that provided the commercial search result to us because of such poor quality traffic. This leads to a loss of revenue to our customers and consequently to fewer fees paid to us. Also, if a customer perceives that the traffic originating from one of our owned Web sites or the Web property of a distribution partner is of poor quality, including, for example, traffic that may be generated through our marketing initiatives or those of our distribution partners, the customer may discount the amount it charged all the advertisers whose paid click advertisements appeared on such Web site or Web property based on the amount of poor quality traffic the customer deems to have been generated, and accordingly may reduce the amount of fees it would have otherwise paid us for all paid clicks originating from such Web site or Web property. The customer may also suspend or terminate our ability to provide its content through such Web sites or Web properties if such activities are not modified to satisfy the customer's concerns. The payment of fewer fees to us or the inability to provide content through such Web sites or Web properties could have a material negative effect on our financial results.

If we fail to detect invalid click activity, we could lose the confidence of advertisers and of our customers, which could cause our business to suffer.

Poor quality traffic may be a result of invalid click activity. Such invalid click activity occurs, for example, when a person or automated click generation program clicks on a commercial search result to generate fees for the Web property displaying the commercial search result rather than to view the Web page underlying the commercial search result or when a competitor of the advertiser clicks on the advertiser's search result to increase the advertising expense of the advertiser. Some of this invalid click activity is sometimes referred to as "click fraud." When such invalid click activity is detected, our customers may refund the fee paid by the advertiser for such invalid clicks. When such invalid click activity is detected as coming from one of our distribution partners' Web properties or our own Web sites, our customers may refund the fees paid by the advertisers for such invalid clicks, which in turn reduces the amount of fees the customer pays us. If we or our customers are unable to effectively detect and stop invalid click activity, advertisers may see a reduced return on their advertising investment with the customer because such invalid clicks do not generate quality traffic to such advertisers, which could lead such advertisers to reduce or terminate their investment in such ads. This could also lead to a loss of advertisers and revenue to our customers and consequently to less fees paid to us. Also, as discussed above, the customer may discount the amount it charged all the advertisers whose paid-click advertisements appeared on such Web site or Web property based on the amount of poor quality traffic, including invalid click activity, and accordingly reduce the amount of fees it would have otherwise paid us for all paid-clicks originating from such Web site or Web property. Additionally, if we are unable to detect and stop invalid click activity that may originate from our own Web sites or the Web properties of our distribution partners, our customers may impose restrictions on our ability to provide their commercial search results on our own Web sites or to our current and future distribution partners, which could have a material negative impact on our financial results.

Although we and our customers have in place certain systems to assist with the detection of invalid clicks, these systems may not detect all such invalid click activity, including new types of invalid click activity that may appear. From time to time, some of our customers may notify us that poor quality traffic may be originating from one of our distribution partners. Although the poor quality traffic may be due to factors other than invalid click activity, if we are unable to resolve or determine what factor may be creating the poor quality traffic, we may terminate our agreement with such distribution partner or stop providing content to such distribution partner from the customer that notified us of such traffic in an attempt to maintain the confidence of our customer and their advertisers in the overall quality of our traffic.

If our former mobile content providers disagree with our estimate of our royalty liability due to them, it could expose us to significant liability and adversely impact our financial results.

Under our agreements with our former mobile content providers, we calculated our royalty liability based on inputs from various sources of data and have been and continue to be subject to audits by our former mobile content providers. If our former mobile content providers disagree with the royalty amounts we calculated were due to them and we are unable to resolve those disagreements amicably, it may subject us to potential litigation and substantial costs even if it is found that the amounts we determined were due to them were accurate. If a former mobile content provider prevails in showing that the royalty amount due to it was not what was intended under our agreement with them and our estimate of the royalty liability was significantly different, it could subject us to significant liability to the affected mobile content provider and have an adverse effect on our financial results. Two former mobile content providers initiated law suits against us due to such type of disagreements and although we have been able to settle with one such mobile content provider, we continue to be engaged in litigation with the other. There can be no assurance that other former mobile content providers will not also disagree with the royalty amount due to them and initiate their own litigation, and any adverse outcomes in disputes with former mobile content providers could have a material adverse effect on our financial results.

If there is change in the ownership of the Company within the meaning of Section 382 of the Internal Revenue Code, our ability to utilize our net operating loss carryforwards may be severely limited or potentially eliminated; even if such change did not occur, we may not be able to utilize the full amount of our net loss carryforwards before they expire.

As of December 31, 2008, we had federal net operating loss ("NOL") carryforwards of approximately $800 million that will expire over a twelve to twenty year period. However, if the Company were to have a change of ownership within the meaning of Section 382 of the Internal Revenue Code, under certain conditions, its annual federal NOL utilization could be limited to an amount equal to its market capitalization, net of substantial non-business assets, at the time of the ownership change multiplied by the federal long-term tax exempt rate. A change of ownership under Section 382 of the Internal Revenue Code is defined as a cumulative change of

50 percentage points or more in the ownership positions of certain stockholders owning 5% or more of the Company's common stock over a three year rolling period. There can be no assurance that such change will not occur. If the use of this tax benefit is severely limited or eliminated by a change of ownership, or if we are unable to use it before it expires, there could be a material reduction in the amount of after-tax income and cash flow from operations, and it could have an effect on the ability of the Company to engage in certain transactions.

We have in the past identified a material weakness in our internal controls over financial reporting that we have been able to remediate; however, there can be no assurance that in the future we will not have a material weakness that could result in material misstatements in our financial statements in future periods and could also result in a loss of investor confidence.

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to evaluate and determine the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting in connection with the filing of our Annual Report on Form 10-K for each fiscal year. While our management's assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2008, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we conclude in future periods that our internal control over financial reporting is not effective or if our independent registered public accounting firm is unable to provide an unqualified opinion as of future year-ends, investors may lose confidence in our financial statements and the price of our stock may suffer. In 2006, as part of its evaluation of our internal control over financial reporting, our management determined that we had a material weakness in our internal control over financial reporting pertaining to our deferred income tax benefit and related income tax asset, which we believe has since been remediated. As defined in Public Company Accounting Oversight Board Auditing Standard No. 5, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We strive to maintain effective internal controls over financial reporting in order to prevent and detect material misstatements in our annual and quarterly financial statements and prevent fraud. However, we cannot assure you that such efforts will be effective. If we fail to maintain effective internal controls in future periods, our financial results and stock price could be adversely affected.

We have a history of incurring net losses, we may incur net losses in the future, and we may not be able to regain or sustain profitability on a quarterly or annual basis.

We have incurred net losses on an annual basis for all but three of the years since our inception. As of December 31, 2008, we had an accumulated deficit of $1.0 billion. We may incur net losses in the future, including from our operations, loss on investments, the impairment of goodwill or other intangible assets, losses from acquisitions, restructuring charges or expense related to stock-based compensation and other equity awards. There can be no assurance that we will be able to conduct our business profitably in the future.

Our financial results are likely to continue to fluctuate, which could cause our stock price to be volatile or decline.

Our financial results have varied on a quarterly basis and are likely to continue to fluctuate in the future. These fluctuations could cause our stock price to be volatile or decline. Several factors could cause our quarterly results to fluctuate materially, including:

- the loss of key customers or the effects of changes to their requirements or guidelines or their measurement of the quality of traffic we send to their advertiser network;
- the loss, termination or reduction in scope of key distribution relationships, such as by distribution partners licensing content directly from content providers;

- increased costs related to investments for new initiatives, including new products and services, marketing and new distribution channels;
- our ability to attract and retain quality traffic;
- the economic downturn that may lead to lower online advertising spend by advertisers, resulting in lower monetization rates for paid search;
- cash distributions to our shareholders or stock repurchases;
- additional restructuring charges we may incur in the future;
- litigation expense, including settlement;
- variable demand for our products and services, including seasonal fluctuations, rapidly evolving technologies and markets and consumer preferences;
- the impact on revenues or profitability of changes in pricing for our products and services;
- the results from shifts in the mix of products and services we provide;
- the effects of acquisitions by us, our customers or our distribution partners;
- increases in the costs or availability of content for our products and services;
- the requirement to expense the fair value of our employee stock options and other equity awards;
- the adoption of new laws, rules or regulations, or new court rulings, regarding intellectual property that may adversely affect our ability to continue to acquire content and distribute our products and services, or the ability of our customers or distribution partners to continue to provide us with their content or distribute our products and services or increase our potential liability;
- volatility in the financial markets, and potential changes to the fair value of our long-term investments, such as auction rate securities;
- impairment in the value of long-lived assets or the value of acquired assets, including goodwill, core technology and acquired contracts and relationships;
- the effect of changes in accounting principles or in our accounting treatment of revenues or expenses;
- the adoption of new regulations or accounting standards; and
- the foreign currency effects from transactions denominated in currencies other than the U.S. dollar.

For these reasons, among others, you should not rely on period-to-period comparisons of our financial results to forecast our future performance. Furthermore, our fluctuating operating results may fall below the expectations of securities analysts or investors, which could cause the trading price of our stock to decline.

Certain of our long-term investments have failed to trade at auctions, which resulted in an impairment charge to a portion of such investments.

We do not issue or invest in financial instruments or their derivatives for trading or speculative purposes. Included within our investment portfolio are auction rate securities ("ARS") and preferred shares into which some of the ARS have converted. We purchased the ARS, including those that have converted into preferred stock, for $40.4 million. The ARS have failed to trade at auctions due to insufficient bids from buyers, and some of those ARS have been converted to preferred stock issued by the ARS issuer. While we now earn a premium interest rate on some of those ARS that failed to settle in the auction process or receive dividends on the preferred stock issued by the issuers of some of the ARS, those investments cannot be quickly converted into cash and were considered illiquid as of December 31, 2008. We determined that the fair value of the ARS was $13.6 million and the fair value of the preferred stock was $365,000 at December 31, 2008, and we recorded other-than-temporary impairment charges to those investments of an aggregate $24.3 million and $2.2 million in 2008 and 2007, respectively. If the issuers of such investments are unable to successfully close future auctions or their credit ratings deteriorate, the fair value of those investments may continue to decline and we may record further impairment charges. Additionally, if such issuers default with respect to such securities, we may no longer continue to receive any interest or dividends and may have to further impair such investments. If we are unable to liquidate these investments when we need such liquidity for business purposes, we may need to change or postpone our business plans or find alternative financing for such business plans, if available.

Our stock price has been and is likely to continue to be highly volatile.

The trading price of our common stock has been highly volatile. Since our common stock began trading on December 15, 1998, our stock price has ranged from $3.70 to $1,385.00 (as adjusted for stock splits). On February 23, 2009, the closing price of our common stock was $5.34. Our stock price could decline or be subject to wide fluctuations in response to factors such as the other risks discussed in this section and the following, among others:

- actual or anticipated variations in quarterly and annual results of operations;
- announcements of significant acquisitions, dispositions, charges, changes in or loss of material contracts, new customer or partner relationships or other business developments by us, our customers, distribution partners or competitors;
- conditions or trends in the online search services markets;
- announcements of technological innovations or new products or services by us or our competitors;
- changes in financial estimates or recommendations by securities analysts;
- disclosures of any material weaknesses in internal control over financial reporting;
- the adoption of new regulations or accounting standards; and
- announcements or publicity relating to litigation and similar matters.

In addition, the stock market in general, and the NASDAQ Global Select Market and the market for Internet and technology company securities in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors and general economic conditions may materially and adversely affect our stock price. Our stock has been subject to such price and volume fluctuations in the recent past. Often, class action litigation has been instituted against companies after periods of volatility in the overall market and in the price of such companies' stock. If such litigation were to be instituted against us, even if we were to prevail, it could result in substantial cost and diversion of management's attention and resources.

We operate in new and rapidly evolving markets, and our business model continues to evolve, which makes it difficult to evaluate our future prospects.

Our potential for future profitability must be considered in the light of the risks, uncertainties, and difficulties encountered by companies that are in new and rapidly evolving markets and continuing to innovate with new and unproven technologies or services, as well as undergoing significant change. Our online search services are in young industries that have undergone rapid and dramatic changes in their short history. We have also recently completed the sale of our directory and mobile services businesses. In addition to the other risks we describe in this section, some of these risks relate to our potential inability to:

- execute our business strategy based on our new business model;
- attract users to our owned and operated sites and retain them;
- attract and retain distribution partners for our online search services;

- attract and retain customers;
- manage our growth, control expenditures and align costs with revenues;
- effectively utilize our resources and assets, such as our technology, personnel and cash, to drive growth;
- respond quickly and appropriately to competitive developments, including:
  - rapid technological change;
  - consolidation of customers or their advertising networks;
  - alternatives to access the Internet;
  - changes in customer requirements;
  - new products introduced into our markets by our competitors; and
  - regulatory changes affecting the industries we operate in or the markets we serve both in the United States and foreign countries; and
- expand our customer base in markets in which we operate and into other markets.

If we do not effectively address the risks we face, we may not be able to achieve profitability.

If we are unable to hire, retain and motivate highly qualified employees, including our key employees, we may not be able to successfully manage our business.

Our future success depends on our ability to identify, attract, hire, retain and motivate highly skilled technical, managerial, sales and marketing, and corporate development personnel. Qualified personnel with experience relevant to our online search business are scarce and competition to recruit them is intense. If we fail to successfully hire and retain a sufficient number of highly qualified employees, we may have difficulties in supporting our customers or expanding our business. Realignments of resources, reductions in workforce, or other operational decisions have created and could continue to create an unstable work environment and may have a negative effect on our ability to hire, retain and motivate employees.

Our business and operations are substantially dependent on the performance of our key employees, all of whom are employed on an at-will basis. We have recently experienced significant changes at our executive management level, including the appointment on February 2, 2009 of William J. Lansing as President and Chief Executive Officer, succeeding James F. Voelker, and the appointment of the other executive officers in 2008, and we may experience more changes in the future. We cannot assure you that changes of management will not cause disruption to our operations, which may materially and adversely affect our financial results. In addition, if we lose the services of one or more key employees and are unable to recruit and retain a suitable successor(s), we may not be able to successfully manage our business or achieve our business objectives. There can be no assurance that any retention program we initiate will be successful at retaining employees, including key employees.

In light of current market conditions, the value of stock options or restricted stock units granted to employees may cease to provide sufficient incentive to our employees.

Like many technology companies, we use stock options, restricted stock units and other equity-based awards to recruit technology professionals and senior level employees. We have instituted a restricted stock unit program in lieu of issuing stock options to employees, other than executives and selected employees, because stock options are not currently seen as providing enough incentive to attract or retain employees. Additionally, due to the reduction in our stock price as a result of our recent dividends, most outstanding options held by employees have an exercise price significantly higher than the current market price of our stock. With respect to those employees to whom we also issue options, we face a significant challenge in retaining them if the value of these stock options is either not substantial enough or so substantial that the employee leaves after their stock options have vested. If our stock price does not increase significantly above the prices of our options, or option programs become impracticable, we may need to issue new options or other equity incentives or increase other forms of compensation to motivate and retain our executives. We may undertake or seek stockholder approval to undertake other equity-based programs to retain our employees, which may be viewed as dilutive to our stockholders or may increase our compensation costs. Additionally, there can be no assurance that any such programs we undertake, including the restricted stock unit awards, will be successful in motivating and retaining our employees.

Our online search services may expose us to claims relating to how the content was obtained, distributed or displayed.

Our online search services link users, either directly through our owned Web sites or indirectly through the Web properties of our distribution partners, to third party Web pages and content in response to search queries and other requests. These services could expose us to legal liability from claims relating to such third-party content and sites, the manner in which these services are distributed and displayed by us or our distribution partners, or how the content provided by our customers was obtained or provided by our customers. Such claims could include the following: infringement of copyright, trademark, trade secret or other proprietary rights; violation of privacy and publicity rights; unfair competition; defamation; providing false or misleading information; obscenity; pornography; and illegal gambling. Regardless of the legal merits of any such claims, they could result in costly litigation, be time consuming to defend and divert management's attention and resources. If there were a determination that we had violated third-party rights or applicable law, we could incur substantial monetary liability, be required to enter into costly royalty or licensing arrangements (if available), or be required to change our business practices. We may also have obligations to indemnify and hold harmless certain of our customers or distribution partners for damages they suffer for such violations under our contracts with them. Implementing measures to reduce our exposure to such claims could require us to expend substantial resources and limit the attractiveness of our products and services. As a result, these claims could result in material harm to our business.

In the past, there have been legal actions brought or threatened against distributors of downloadable applications deemed to be "adware" or "spyware." Additionally, certain bills are pending and some laws have been passed in certain jurisdictions setting forth requirements that must be met before a downloadable application is downloaded to an end user's computer. We provide downloadable applications to promote use of our search services for our owned search services. Such applications may be considered adware. We also partner with some distribution partners that provide adware to their users if the partners adhere to our strict guidelines requiring them, among other things, to disclose to the user what the adware does and to obtain the consent of the user before the application is downloaded. The adware must also be easy to uninstall. We also review the application the partner proposes to use before we distribute our results to them. We also have the right to audit our partners, and if we find that they are not following our guidelines, we can terminate our agreement with them or cease providing content to that downloadable application. Some partners have not been able to meet the new guidelines imposed by us or some of our customers, and we no longer provide the applicable content or any content, as the case may be, to such partners or certain of their downloadable applications. We work closely with some of our major customers to try to identify potential distribution partners that do not meet our guidelines or are in breach of our distribution agreements and we work with our distribution partners to ensure they deliver quality traffic. However, there can be no assurance that the measures we implement to reduce our exposure to claims that certain ways in which the content is distributed violate legal requirements will be successful. Any claims against us as a result of violations of legal requirements or contractual obligations could result in material harm to our business.

Our financial and operating results will suffer if we are unsuccessful in acquiring desired technologies and businesses or integrating them.

We have acquired a number of technologies and businesses in the past and may engage in further acquisitions in the future. Acquisitions may involve the use of cash, potentially dilutive issuances of stock, the potential incurrence of debt and contingent liabilities or amortization expenses related to certain intangible assets. However, there can be no assurance that any such financing, if needed, will be available with acceptable terms or at all in light of the current market and other factors. Additionally, there can be no assurance that such acquisitions will prove successful. In the past, our financial results have suffered significantly due to impairment charges of goodwill and other intangible assets related to prior acquisitions. Acquisitions also involve numerous risks which could materially and adversely affect our results of operations or stock price, including:

- difficulties in assimilating the operations, products, technology, information systems and personnel of acquired companies which result in unanticipated costs, delays or allocation of resources;
- difficulties in acquiring foreign companies, including risks related to integrating operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries;
- the dilutive effect on earnings per share as a result of incurring operating losses and the amortization of acquired intangible assets for the acquired business;
- diverting management's attention from other business concerns;
- impairing relationships with our customers or those of the acquired companies, or breaching significant or material contracts due to the consummation of the acquisition;
- impairing relationships with our employees or those of the acquired companies;
- failing to achieve the anticipated benefits of the acquisitions in a timely manner or at all; and
- adverse outcome of litigation matters assumed in or arising out of the acquisitions.

The success of the operations of companies that we have acquired will often depend on the continued efforts of the management and key employees of those acquired companies. Accordingly, we have typically attempted to retain key employees and members of existing management of acquired companies under the overall supervision of our senior management. However, we have not always been successful in these attempts at retention. Failure to retain key employees of an acquired company may make it more difficult to integrate or manage the business of the acquired company, may reduce the anticipated benefits of the acquisition by increasing costs, causing delays, or otherwise and may expose us to additional competition from companies these employees may join or form.

Our presence in markets outside the United States may be unsuccessful and could result in losses.

We currently provide online search offerings in Europe. We have limited experience in marketing and operating our products and services in international markets, and we may not be able to successfully execute our business model in these markets. Our success in these markets will be directly linked to the success of relationships with our distribution and content partner customers and other third parties.

As the international markets in which we operate continue to grow, competition in these markets will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of and focus on the local markets. Some of our domestic competitors who have substantially greater resources than we do may be able to more quickly and comprehensively develop and grow in the international markets. Our international presence may also require significant financial investment including, among other things, the expense of developing localized products, the costs of maintaining foreign companies and expenditure of resources in developing distribution and content relationships and the increased costs of supporting remote operations.

Other risks of doing business in international markets include the increased risks and burdens of complying with different legal and regulatory standards, difficulties in managing and staffing foreign operations, limitations on the repatriation of funds and fluctuations of foreign exchange rates, varying levels of Internet technology adoption and infrastructure, and ability to enforce our contracts in foreign jurisdictions. In addition, our success internationally could be limited by barriers to such markets, such as tariffs, adverse tax consequences, and technology export controls. If we cannot manage these risks effectively, the costs of doing business in some international markets may be prohibitive or our costs may increase disproportionately to our revenues.

Our systems could fail or become unavailable, which could harm our reputation, result in a loss of current and potential customers and cause us to breach agreements with our partners.

In the fourth quarter of 2008, we completed the transition of data center services from a third party provider and we now provide our own data center services from two locations. Although the two data centers provide some redundancy, not all of our systems and operations have backup redundancy. Such systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, break-in, earthquake or similar events. We could face significant damage as a result of these events, and our business interruption insurance may not be adequate to compensate us for all the losses that may occur. We may also be exposed to liability from those third parties to whom we provide products and services through our data centers as a result of such events. In addition, such systems use sophisticated software that may contain bugs that could interrupt service. For these reasons, we may be unable to develop or successfully manage the infrastructure necessary to meet current or future demands for reliability and scalability of our systems, which could have a material adverse effect on our operations or financial results.

If the volume of traffic to our products and services, which runs through our data centers, increases substantially, we must respond in a timely fashion by expanding our systems, which may entail upgrading our technology and network infrastructure. Our ability to support our expansion and upgrade requirements may be constrained due to our business demands. Due to the number of our customers and the products and services that we offer, we could experience periodic capacity constraints which may cause temporary unanticipated system disruptions, slower response times, lower levels of customer service, and limit our ability to develop and release new or enhanced products and services. Our business could be harmed if we are unable to accurately project the rate or timing of increases, if any, in the use of our products and application services or we fail to expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner.

The security measures we have implemented to secure information we collect and store may be breached, which could cause us to breach agreements with our customers and distribution partners and expose us to potential investigation and penalties by authorities and potential claims by persons whose information was disclosed.

We take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access despite our efforts. If such unauthorized disclosure or access does occur, we may be required under existing and proposed laws to notify persons whose information was disclosed or accessed. We also may be subject to claims of breach of contract for such disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed.

We may be subject to liability for our use or distribution of information that we gather or receive from third parties and indemnity protections or insurance coverage may be inadequate to cover such liability.

We obtain content and commerce information from third parties. When we distribute this information, we may be liable for the data that is contained in that content. This could subject us to legal liability for such things as defamation, negligence, intellectual property infringement, violation of privacy or publicity rights and product or service liability, among others. Laws or regulations of certain jurisdictions may also deem some content illegal, which may expose us to legal liability as well. We also gather personal information from users in order to provide personalized services. Gathering and processing this personal information may subject us to legal liability for, among other things, negligence, defamation, invasion of privacy or product or service liability. We are also subject to laws and regulations, both in the United States and abroad, regarding the collection and use of end user information and search related data. If we do not comply with these laws and regulations, we may be exposed to legal liability.

Although the agreements by which we obtain content contain indemnity provisions, these provisions may not cover a particular claim or type of claim or the party giving the indemnity may not have the financial resources to cover the claim. Our insurance coverage may be inadequate to cover fully the amounts or types of claims that might be made against us. Any liability that we incur as a result of content we receive from third parties could harm our financial results.

If others claim that our products infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation or stop marketing and licensing our products.

Third parties have in the past and may in the future make claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy or publicity rights. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights.

We attempt to avoid infringing known proprietary rights of third parties in our product development, marketing, and licensing efforts. However, we do not regularly conduct patent searches to determine whether the technology used in our products infringes patents held by third parties. Patent searches generally return only a fraction of the issued patents that may be deemed relevant to a particular product or service. It is therefore nearly impossible to determine, with any level of certainty, whether a particular product or service may be construed as infringing a U.S. or foreign patent. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed by third parties that relate to our products. In addition, other companies, as well as research and academic institutions, have conducted research for many years in the search technology field, and this research could lead to the filing of further patent applications.

If we were to discover that our products violated or potentially violated third-party proprietary rights, including those third-party proprietary rights that came about due to decisions and other changes regarding a person's or entity's proprietary rights discussed above, we might be required to obtain licenses that are costly or contain terms unfavorable to us, or expend substantial resources to reengineer those products so that they would not violate such third party rights. Any reengineering effort may not be successful, and we cannot be certain that any such licenses would be available on commercially reasonable terms. Any third-party infringement claims against us could result in costly litigation or liability and be time consuming to defend, divert management's attention and resources, cause product and service delays or require us to enter into royalty and licensing agreements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thus weakening our competitive position and negatively impacting our financial results.

To protect our rights in our products, services, and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, and confidentiality agreements with employees and third parties and protective contractual provisions. We also rely on the law pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products, services or technology, or obtain and use information, marks or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, we could lose our competitive position.

Effectively policing the unauthorized use of our products, services, and technology is time-consuming and costly, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology or other proprietary assets. Our intellectual property may be subject to even greater risk in foreign jurisdictions, as protection is not sought or obtained in every country in which our products, services, and technology are available. Also, the laws of many countries do not protect proprietary rights to the same extent as the laws of the United States and intellectual property developed for us by our employees or contractors in foreign jurisdictions may not be as protected as if created in the United States and it is often more difficult and costly to enforce our rights in foreign jurisdictions. If we cannot adequately protect our intellectual property, our competitive position may suffer.

We have implemented anti-takeover provisions that could make it more difficult to acquire us.

Our certificate of incorporation, bylaws, and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors, even if the transaction would be beneficial to our stockholders. Provisions of our charter documents which could have an anti-takeover effect include:

- the classification of our board of directors into three groups so that directors serve staggered three-year terms, which may make it difficult for a potential acquirer to gain control of our board of directors;
- the ability to authorize the issuance of shares of undesignated preferred stock without a vote of stockholders;
- a prohibition on stockholder action by written consent; and
- limitations on stockholders' ability to call special stockholder meetings.

On July 19, 2002, our board of directors adopted a stockholder rights plan, pursuant to which we declared and paid a dividend of one right for each share of common stock held by stockholders of record as of August 9, 2002. Unless redeemed by us prior to the time the rights are exercised, upon the occurrence of certain events, the rights will entitle the holders to receive shares of our preferred stock, or shares of an acquiring entity. The issuance of the rights would make the acquisition of InfoSpace more expensive to the acquirer and could delay or discourage third parties from acquiring InfoSpace without the approval of our board of directors.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

Intense competition in the online search markets could prevent us from increasing distribution of our services in those markets or cause us to lose market share.

Our current business model depends on distribution of our products and services into the online search markets, which are extremely competitive and rapidly changing. Many of our competitors or potential competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in customer and distribution partner requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their products and services than we can. Some of the companies we compete with are currently customers of ours, the loss of any of which could harm our business. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully.

Additionally, our financial results could be adversely affected as well if our distribution partners create their own products and services that compete or replace the products and services we provide or they acquire such products and services from other sources. We continue to experience increased competition from customers seeking to enter into agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms.

Consolidation in the industries in which we operate could lead to increased competition and loss of customers.

The Internet industry (including online search) has experienced substantial consolidation. This consolidation may continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

- customers could acquire or be acquired by one of our other customers, or enter into new business relationships with each other, and stop licensing content to us or gain additional negotiating leverage in their relationships with us;
- our distribution partners could acquire or be acquired by one of our competitors and terminate their relationship with us;
- our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms; and
- competitors could improve their competitive positions through strategic acquisitions or new business relationships with each other.

Consolidation in the Internet industry could have a material and adverse effect on our business and results of operations.

Security breaches may pose risks to the uninterrupted operation of our systems.

Our networks or those from third parties that we utilize may be vulnerable to unauthorized access by hackers or others, computer viruses and other disruptive problems. Someone who is able to circumvent security measures could misappropriate our proprietary information or cause interruptions in our operations. Subscribers to some of our services are required to provide information in order to utilize the service that may be considered to be personally identifiable or private information. Unauthorized access to, and abuse of, this information could subject us to a risk of loss or litigation and liability.

We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Although we intend to continue to implement and improve our security measures, persons may be able to circumvent the measures that we implement in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing our services, any of which could harm our business.

Governmental regulation and the application of existing laws may slow business growth, increase our costs of doing business and create potential liability.

The growth and development of the Internet has led to new laws and regulations, as well as the application of existing laws to the Internet. Application of these laws can be unclear. The costs of complying or failure to comply with these laws and regulations could limit our ability to operate in our markets, expose us to compliance costs and substantial liability and result in costly and time-consuming litigation.

Several federal or state laws and the laws and regulations of foreign countries could impact our business. Federal laws include those designed to restrict the online distribution of certain materials deemed harmful to children and impose additional restrictions or obligations for online services when dealing with minors. Such legislation may impose significant additional costs on our business or subject us to additional liabilities. The application to advertising in our industries of existing laws regulating or requiring licenses for certain businesses can be unclear. Such regulated businesses may include, for example, gambling; distribution of pharmaceuticals, alcohol, tobacco or firearms; or insurance, securities brokerage and legal services. Additionally, certain bills are pending and some laws have been passed in certain jurisdictions setting forth requirements that must be met before a downloadable application is downloaded to an end user's computer. Foreign countries in which we provide our services have and may in the future enact laws and regulations governing the provision of online search services, including the collection, use, disclosure, display and retention of end user information and data as part of such services that may affect the ability to continue to provide such services in the manner currently provided.

We post our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our posted privacy policies, Federal Trade Commission ("FTC") requirements or other privacy-related laws and regulations could result in proceedings by the FTC or others, including potential class action litigation, which could potentially have an adverse effect on our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy and data protection issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

The FTC has recommended to search engine providers that paid-ranking search results be delineated from non-paid results. To the extent that the FTC may in the future issue specific requirements regarding the nature of such delineation, which would require modifications to the presentation of search results, revenue from the affected search engines could be negatively impacted.

Due to the nature of the Internet, it is possible that the governments of states and foreign countries might attempt to regulate Internet transmissions, through data protection laws amongst others, or institute proceedings for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) could increase the costs of regulatory compliance for us or force us to change our business practices.

We rely on the infrastructure of the Internet networks, over which we have no control and the failure of which could substantially undermine our operations.

Our success depends, in large part, on other companies maintaining the Internet system infrastructure. In particular, we rely on other companies to maintain a reliable network backbone that provides adequate speed, data capacity and security and to develop products that enable reliable Internet access and services. As the Internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the Internet system infrastructure may be unable to support the demands placed on it, and the Internet's performance or reliability may suffer as a result of this continued growth. Some of the companies that we rely upon to maintain network infrastructure may lack sufficient capital to take the necessary steps to support such demands or their long-term operations. The failure of the internet infrastructure would substantially undermine our operations and may have a material adverse effect on our financial results.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our principal corporate office is located in Bellevue, Washington, and we have business operations in Bangalore, India. All of our facilities are leased. We believe our properties are suitable and adequate for our present and anticipated near-term needs.

ITEM 3. Legal Proceedings

See "Note 7: Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Item 8, of Part II of this Report) for information regarding legal proceedings.

ITEM 4. Submission of Matters to a Vote of Security Holders

Not applicable with respect to the current reporting period.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our common stock trades on the NASDAQ Global Select Market under the symbol "INSP." Our common stock has traded on NASDAQ since December 15, 1998, the date of our initial public offering. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal year ended December 31, 2008:		
First Quarter	$19.03	$ 8.14
Second Quarter	$12.73	$ 8.33
Third Quarter	$11.94	$ 8.05
Fourth Quarter	$10.81	$ 6.35
Fiscal year ended December 31, 2007:		
First Quarter	$25.98	$20.15
Second Quarter	$27.76	$18.11
Third Quarter	$23.99	$12.56
Fourth Quarter	$20.75	$16.75

On February 23, 2009, the last reported sale price for our common stock on the NASDAQ Global Select Market was $5.34 per share.

On May 15, 2007, we issued an aggregate of 1,150,761 shares of our common stock to two U.S. persons pursuant to an exercise of warrants to purchase shares of common stock held by such persons. Of these shares, 749,720 shares were issued for an aggregate sale price of $3.8 million in cash and 401,041 shares were issued pursuant to the exercise of 641,678 warrants with net exercise provisions. We issued the shares of our common stock in reliance on Section 4(2) of the Securities Act of 1933, as amended, on the basis that the offer and sale was undertaken as a private placement that did not involve a public offering.

Holders

As of February 23, 2009, there were 947 holders of record of our common stock.

Dividends

See "Note 5: Stockholders' Equity" of the Notes to Consolidated Financial Statements (Item 8, Part II of this Report) for information regarding dividends approved by our board of directors in fiscal years 2008, 2007 and 2006. We currently intend to retain our earnings to finance future growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

See "Note 5: Stockholders' Equity" of the Notes to Consolidated Financial Statements (Item 8, Part II of this Report) for information regarding stock repurchases by us in fiscal years 2008, 2007 and 2006.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see Part III, Item 12 of this Annual Report on Form 10-K for disclosure relating to our equity compensation plans. Such information is incorporated by reference from our Proxy Statement.

Performance Graph

The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC, and such information shall not be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that InfoSpace specifically incorporates it by reference into such filing.

Set forth below is a line graph comparing the cumulative return of our common stock to the cumulative return of (i) the NASDAQ Index and (ii) the NASDAQ Computer Index for the five-year period ending on December 31, 2008.


Comparison of Cumulative Five Year Total Return
(Assuming Investment of $100 on December 31, 2003)
$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
InfoSpace, Inc.
NASDAQ Index
NASDAQ Computer Index

Form 10-K

ITEM 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and notes thereto and other financial information included elsewhere in this report. The selected consolidated statements of operations data for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 and the consolidated balance sheet data as of December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements. In 2007, we sold our mobile and directory businesses to unaffiliated third parties, and our mobile and directory businesses have been presented as discontinued operations for all periods presented, and the remaining search business's operating results are partly based on identifying and assigning costs to our search business that were initially shared by those three businesses. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations presented in our selected financial data do not necessarily reflect the results of operations that would have existed had we provided our search services as a standalone business.

	Years ended December 31,				
	2008 (1)	2007 (1)(2)(7)	2006 (1)	2005	2004
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$156,727	$140,537	$153,800	$144,003	$120,673
Operating expenses:					
Content and distribution	75,969	61,765	62,346	59,897	47,616
Systems and network operations	11,537	9,800	11,494	7,592	6,204
Product development	9,931	9,921	6,814	6,640	5,677
Sales and marketing	24,261	29,259	15,935	15,809	12,206
General and administrative	24,079	105,083	34,507	27,344	24,839
Depreciation	7,335	5,542	5,044	3,334	3,462
Amortization of intangible assets	—	—	—	—	45
Restructuring (3)	17	9,590	62,316	—	222
Other, net	(1,897)	(3,248)	—	—	(3,203)
Total operating expenses	151,232	227,712	198,456	120,616	97,068
Operating income (loss)	5,495	(87,175)	(44,656)	23,387	23,605
Gain (loss) on investments	(28,520)	(2,117)	—	154	425
Other income, net (4)	7,149	18,226	19,581	89,418	5,374
Income (loss) from continuing operations before income taxes and discontinued operations	(15,876)	(71,066)	(25,075)	112,959	29,404
Income tax benefit (expense) (5)(7)	(598)	(13,409)	29,060	24,154	—
Income (loss) from continuing operations (7)	(16,474)	(84,475)	3,985	137,113	29,404
Discontinued operations (6) (7):					
Income (loss) from discontinued operations, net of taxes	(1,455)	(25,246)	(19,073)	22,255	23,875
Gain (loss) on sale of discontinued operations, net of taxes	(770)	131,454	—	—	29,122
Net income (loss) (7)	$(18,699)	$ 21,733	$(15,088)	$159,368	$ 82,401
Basic income (loss) per share (7):					
Income (loss) from continuing operations	$ (0.48)	$ (2.59)	$ 0.13	$ 4.25	$ 0.92
Income (loss) from discontinued operations	(0.04)	(0.77)	(0.61)	0.69	0.74
Gain (loss) on sale of discontinued operations	(0.02)	4.03	—	—	0.91
Basic net income (loss) per share	$ (0.54)	$ 0.67	$ (0.48)	$ 4.94	$ 2.57
Shares used in computing basic income (loss) per share	34,415	32,640	31,254	32,284	32,109
Diluted income (loss) per share (7):					
Income (loss) from continuing operations	$ (0.48)	$ (2.59)	$ 0.12	$ 3.85	$ 0.80
Income (loss) from discontinued operations	(0.04)	(0.77)	(0.58)	0.62	0.65
Gain (loss) on sale of discontinued operations	(0.02)	4.03	—	—	0.81
Diluted net income (loss) per share	$ (0.54)	$ 0.67	$ (0.46)	$ 4.47	$ 2.26
Shares used in computing diluted income (loss) per share	34,415	32,640	33,042	35,616	36,541

	As of December 31,				
	2008	2007 (7)	2006	2005	2004
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, short-term and long-term investments	$205,444	$574,817	$400,831	$374,040	$318,508
Working capital (7)	182,733	163,422	536,442	550,656	438,443
Total assets	291,133	671,424	765,839	743,379	628,089
Total stockholders' equity (7)	262,324	266,050	678,565	664,971	562,396

Special dividend announced	Special dividend paid	Special dividend amount per share
May 2, 2007	May 28, 2007	$6.30
November 14, 2007	January 8, 2008	$9.00

(1) Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, which requires an enterprise to expense the fair value of an award of an equity instrument. Operating expenses from continuing operations in 2008, 2007, and 2006 include $14.3 million, $34.1 million, and $11.3 million, respectively, of stock-based compensation expense, allocated as follows (in thousands):

	Year ended December 31,		
	2008	2007	2006
Systems and network operations	$ 1,663	$ 1,091	$ 1,194
Product development	3,284	2,383	960
Sales and marketing	3,551	7,948	2,400
General and administrative	5,806	22,636	6,715
Total	$14,304	$34,058	$11,269

(2) In 2007, we recorded employee expenses from continuing operations related to the cash distributions to shareholders of $56.2 million. The expense was allocated as follows: $668,000 to Systems and network operations, $1.5 million to Product development, $6.8 million to Sales and marketing, and $47.3 million to General and administrative.

(3) In 2007, we recorded restructuring charges of $9.6 million, comprised of $8.0 million of employee separation costs, $831,000 of losses on contractual commitments, and $670,000 of stock-based compensation. In 2006, we recorded restructuring charges of $62.3 million comprised of $44.5 million of impairments of goodwill and other intangible assets, $8.7 million of employee separation costs, $5.7 million of losses on contractual commitments, $2.6 million in costs of abandoned facilities, and $824,000 of stock-based compensation expense.

(4) In 2005, we received proceeds of $83.2 million from the settlement of several outstanding litigation matters and recognized a gain of $79.3 million comprised of the settlement proceeds and interest, less $3.9 million in legal fees.

(5) In 2007, we recorded a full valuation allowance related to our deferred tax assets. In 2006, we recognized a portion of our deferred tax assets related to goodwill, operating loss carryforwards, and equity. In 2005, we recognized a portion of our deferred tax assets related to operating loss carryforwards.

(6) We completed the sale of our directory business on October 31, 2007, the sale of our mobile business on December 28, 2007, and the sale of our Payment Solutions business on March 31, 2004, and the operating results and gains (losses) from the sales of these businesses have been presented as discontinued operations for all periods presented.

(7) Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2007, we identified certain errors affecting our income tax provision for the year ended December 31, 2007 and certain items have been restated from amounts previously reported. See "Note 1: The Company and Basis of Presentation" under the subsection, *Restatement*, of the Notes to Consolidated Financial Statements (Item 8, Part II of this Report) for further information.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto included elsewhere in this report. The following Management's Discussion and Analysis of Financial Condition and Results of Operations has been revised to give effect to the restatement discussed in "Note 1: The Company and Basis of Presentation" of the Notes to Consolidated Financial Statements contained in Item 8 of Part II of this Report.

Overview

InfoSpace, Inc. ("InfoSpace", "Our" or "We") is a developer of search tools and technologies that assist consumers with finding content and information on the Internet. We use our metasearch technology to power our own branded Web sites and provide online search services to distribution partners.

We offer search services that enable Internet users to locate information, merchants, individuals, and products online. We offer search services through our Web sites, such as Dogpile.com, WebCrawler.com, MetaCrawler.com, and WebFetch.com, as well as through the Web properties of distribution partners. Partner versions of our Web offerings are generally private-labeled and delivered with each distribution partner's unique requirements.

We were founded in 1996 and are incorporated in the state of Delaware. Our principal corporate office is located in Bellevue, Washington. We also have an office in Bangalore, India. Our common stock is listed on the NASDAQ Global Select Market under the symbol "INSP."

From 2004 to 2007, InfoSpace was comprised of three businesses: online search, online directory, and mobile. The mobile business was comprised of a mobile content product offering and a mobile services offering. In 2006, as a result of being informed by one of our carrier partners that it intended to develop direct relationships for mobile ringtone content with the major record labels beginning in 2007, we restructured our operations accordingly, substantially reduced our mobile content offerings in 2007 and sold significant portions of our remaining mobile content assets. In addition, we undertook further strategic restructuring initiatives in 2007 which resulted in the sales of our online directory business and mobile services business in the fourth quarter of 2007. In December 2007, as a result of the sales of those businesses, we committed to a plan to make operational changes to our business, which included a reduction in our workforce and, as part of the workforce reduction, consolidation of our facilities. Following the sale of our mobile and directory businesses, our revenues are derived exclusively from providing online search services.

We generate revenues from our Web search services when an end user of our services clicks on a paid search link displayed on our owned Web site or displayed on a distribution partner's Web property. We receive content for our search services from certain content providers, whom we refer to as our customers. Revenue from Google and Yahoo! jointly account for over 95% of our total revenue for the year ended December 31, 2008, and we expect this concentration to continue in the foreseeable future. If either of these customers reduces or eliminates the content it provides to us or our distribution partners, or if either of these customers was unwilling to pay us amounts that it owes us, our financial results may materially suffer. Our principal agreements with these customers expire in 2011.

In addition to revenues from search services, we earn service revenue from certain distribution partners, such as a fixed monthly fee in exchange for portal infrastructure services.

Our ability to grow our online search services revenue on our owned Web sites relies on growth in the volume of paid clicks, the fees advertisers pay our customers for these paid clicks, and the percentage of these fees our customers share with us.

Similar to the revenues earned on our owned Web sites, revenues from distribution partners are dependent upon growth in the volume of paid clicks, the fees advertisers pay our customers for these paid clicks, and the percentage of these fees our customers share with us. We have experienced steady growth in revenues from our search services offered through the Web properties of distribution partners, which has been primarily attributable to growth in paid click volumes from new distribution partners' Web properties in the United States. In recent periods, our customers' process of measuring the quality of paid clicks and adjusting the fees paid to us has adversely affected revenues from certain of our distribution partners. In an effort to drive quality traffic to our customers, we continue to invest in product development to expand the online search services we offer to our distribution partners.

Engineering, operations and product management personnel remain paramount to our ability to deliver high quality online search services, as well as enhance our current technology and grow our product offerings. Therefore, we expect to continue to invest in our workforce and increase our research and development operations in India. Additionally, we may utilize our cash and short-term and long-term available-for-sale investments to acquire businesses and other assets that will enhance our current technologies and extend our product offerings.

In 2008, we closed our European facilities and incurred $757,000 in charges primarily related to employee separation.

Overview of 2008 Operating Results

The following is an overview of our operating results for the year ended December 31, 2008. A more detailed discussion of our operating results, comparing our operating results for the years ended December 31, 2008, 2007, and 2006, is included under the heading "Historical Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

The operating results of the directory and mobile businesses have been presented as discontinued operations in our consolidated financial statements for all periods presented. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations presented in our consolidated financial statements do not necessarily reflect the results that would have existed had we provided our online search services as a standalone business throughout the periods presented. Due to the rapidly evolving nature of our business, overall market conditions and the process used to separately present continuing and discontinued operations, we believe that comparisons of our 2008 operating results to prior years are not necessarily meaningful, and you should not rely upon them as indications of future performance. The loss from our discontinued operations, net of income taxes, was $1.5 million in 2008, compared to $25.2 million in 2007.

Revenues for 2008 increased to $156.7 million from $140.5 million in 2007. This increase was due to an increase in revenue from search results delivered through our distribution partners. This increase was partially offset by a decrease in revenue from our owned and operated properties. Revenue from owned and operated properties was down due to a decrease in the average fees per paid click that our customers share with us although paid click volume on our owned properties increased in 2008. The decrease in average fees per paid click was the result of a decrease in advertiser fees paid per click to our customers and a shift in the mix of revenue reflecting a higher proportion derived from our direct marketing initiatives on our owned properties. Average fees per paid click for revenues derived through our direct marketing initiatives historically have been lower. During 2008, 65% of our search revenues came from our search distribution partners, compared to 58% in 2007.

Content and distribution costs for 2008 increased to $76.0 million from $61.8 million in 2007, primarily due to an increase in revenue from search results delivered through certain of our distribution partners, and increases in our revenue sharing rates with our distribution partners.

Other operating expenses for 2008, excluding Restructuring and Other, net, were $77.1 million, a decrease of $82.5 million from $159.6 million in 2007. Other operating expenses include expenses related to Systems and network operations, Product development, Sales and marketing, General and administrative, and Depreciation. The decrease from 2007 was primarily attributable to expenses recorded in 2007 for cash payments and equity awards to employees and directors related to the $507.3 million in cash distributions to shareholders declared in 2007, and stock-based compensation related to accelerating the vesting of equity awards for certain employees in connection with the sale of our mobile and directory businesses, and a decrease in 2008 in other operating expenses as a result of our restructuring described in the "Overview" section above.

Total restructuring charges for 2008 were $17,000, compared to $9.6 million in 2007. Other, net of $1.9 million and $3.2 million for 2008 and 2007, respectively, was related to the gains on the sales of non-core assets. Loss on investments, net for 2008 was $28.5 million, compared to $2.1 million in 2007. The increase from 2007 was primarily due to other-than-temporary impairments of our auction rate securities investments and our investment in a privately-owned company.

Other income decreased to $7.1 million in 2008 compared to other income of $18.2 million in 2007 primarily due to reduced interest income resulting from lower cash and marketable investments balances as well as from declining interest rates. We recognized income tax expense from continuing operations in 2008 of $598,000 primarily relating to current federal, state and foreign income taxes, compared to income tax expense from continuing operations in 2007 of $13.4 million, primarily from the establishment of a valuation allowance against deferred tax assets.

Loss from continuing operations in 2008 was $16.5 million, compared to loss from continuing operations of $84.5 million in 2007, and was attributable to the items noted above.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures included elsewhere in this Annual Report on Form 10-K, is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingencies. In some cases, we could have reasonably used different accounting policies and estimates.

The Securities and Exchange Commission ("SEC") has defined a company's most critical accounting policies as the ones that are the most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. On an ongoing basis, we evaluate the estimates used, including those related to revenue recognition, the fair value of investments, impairment of goodwill, the estimated allowance for sales returns and doubtful accounts, stock-based compensation, discontinued operations, accrued contingencies and the valuation allowance for our deferred tax assets. We base our estimates on historical experience, current conditions and on various other assumptions that we believe to be reasonable under the circumstances and, based on information available to us at that time, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources as well as identify and assess our accounting treatment with respect to commitments and contingencies. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions. We believe the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements. We also have other accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. For additional information see "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this Report).

Revenue Recognition

Our revenues are derived from products and services delivered to our search customers. In general, we recognize revenues in the period in which the services are performed. Search revenue is recorded on a gross basis in accordance with Emerging Issues Task Force Issue 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. We are the primary obligor in the revenue-generating relationships with our search engine customers, we separately negotiate each revenue or unit pricing contract independent of any revenue sharing arrangements and assume the credit risk for amounts invoiced to such customers. We, through our meta-search technology, determine the paid click, content and information directed to our owned and operated Web sites and our distribution partners' Web properties. We earn revenue from our search engine and directory listing customers by providing paid search clicks generated from our distribution partners' Web properties based on separately negotiated and agreed-upon terms with each distribution partner.

We recognize amounts due to our distribution partners in the period they are earned and classify such costs as Content and distribution expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). See "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this Report) for a description of products and services and the related revenue recognition policy.

Fair Value Measurements

On January 1, 2008, we adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands required disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our $155.5 million of available-for-sale securities include $141.6 million of investments which are classified as short-term as of December 31, 2008, in the Level 1 input category, as defined by SFAS No. 157, because active markets and quoted prices exist for those assets. The remainder of our available-for-sale securities is comprised of $13.6 million of auction rate securities ("ARS") which are classified as long-term, in the Level 3 category, as defined by SFAS No. 157, because there are significant unobservable inputs associated with those investments. We paid $33.4 million for our ARS that we held at December 31, 2008, which are floating rate securities with either long-term maturities or no maturity date, which are marketed by financial institutions with auction reset dates primarily at 28-day intervals to provide short-term liquidity, and which pay interest rates at 2% above the London Interbank Offered Rate ("LIBOR"). Beginning in August 2007, auctions for the ARS that we held at December 31, 2008 began to fail due to insufficient bids from buyers, which resulted in higher interest rates being earned on those securities. Although we continue to receive regular interest payments on those ARS, we do not expect to be able to receive the principal amounts until one or more of the following events occur: future auctions of those ARS are successful, we sell those securities in a secondary market which is currently not active, or the issuers redeem those ARS.

We own two types of ARS. The first type of ARS is collateralized by investment-grade corporate debt and prime-rated mortgage-backed debt, has a long-term maturity date, and is insured in the event of default by monoline insurance companies. We paid $21.4 million for our holdings at December 31, 2008 in the this type of ARS, and determined the fair values by using discounted cash flow models for both the ARS trust payments and the monoline insurer payments, weighted by the probabilities of trust default and the fair value of the collateral. Those models relied upon certain unobservable inputs, including our estimate of the holding periods, ranging from 6 to 28 years for the ARS trusts and from 16 to 42 years for the monoline insurers, the annual discount rates applied to future cash flows, which we primarily based on the historical credit default swap rates for comparable ARS trust entities and monoline insurance companies, ranging from 4% to 36% in excess of LIBOR for the ARS trusts and from 16% to 49% for the monoline insurers, and our estimate of the probabilities of ARS trust default, ranging from 0% to 50%.

The second type of ARS has no maturity date and, in the event of default or liquidation of the collateral by the ARS issuer, we or the ARS trust are entitled to receive non-convertible preferred shares in the ARS issuer; ARS of that type are also known as auction rate preferred securities ("ARPS"). We originally paid $12.0 million for the ARPS that we held at December 31, 2008. In 2008, an issuer of one of our ARPS liquidated the ARPS trust collateral and replaced it with non-cumulative perpetual preferred shares in the ARPS issuer. We paid $5.0 million for that ARPS, and the fair value at December 31, 2008 was zero ($0). We determined the fair value of that ARPS at December 31, 2008 by using a discounted cash flow model for the preferred dividend payments, weighted by the estimated probability of dividend payments being declared and paid. The model relied upon certain unobservable inputs, including our estimate of the holding period, which was 40 years, the annual discount rates applied to future cash flows, which we primarily based on the historical credit default swap rates for the ARPS issuers, ranging from 49% to 82% in excess of LIBOR, and our estimate of the probability of dividends being declared and paid, which was 0%. No dividend has been declared or paid on that ARPS and we do not expect a dividend to be declared or paid in the future. In 2008, an issuer of certain of our ARPS terminated the ARPS trusts and issued us non-cumulative perpetual preferred shares in the ARPS issuer. We paid $7.0 million for those ARPS, and the fair value of the preferred shares at December 31, 2008 was $365,000. We determined the fair values of those preferred shares at December 31, 2008 by using discounted cash flow models for the preferred dividend payments, weighted by the estimated probabilities of dividend payments being declared and paid. The models relied upon certain unobservable inputs including our estimate of the holding periods, which was 40 years, the annual discount rates applied to future cash flows, which we primarily based on the historical credit default swap rates for the ARPS issuer, ranging from 22% to 47% in excess of LIBOR, and our estimate of the probabilities of dividends being declared and paid, ranging from 0% to 50%. Dividends have been declared and paid on those preferred shares subsequent to December 31, 2008. For the remaining ARPS, for which we paid $7.0 million, there was a single issuer, and we determined their fair values to be an aggregate $1.8 million at December 31, 2008 by using discounted cash flow models for the ARPS trust payments, weighted by our estimated probability of trust default. The models relied upon certain unobservable inputs, including our estimate of the holding periods, which was 40 years, the annual discount rate applied to future cash flows, which was primarily based on the historical credit default swap rates for the ARPS issuer, ranging from 11% to 24% in excess of LIBOR, and our estimate of the probabilities of trust default, which was 0%.

In the year ended December 31, 2008, we recorded an other-than-temporary impairment of our available-for-sale investments in Loss on investments, net in our Consolidated Statements of Operations and Comprehensive Income (Loss) of $24.3 million, which included $776,000 of impairments previously classified as temporary. We recorded ARS investment impairments in Loss on investments, net of $2.2 million and zero ($0) in the years ended December 31, 2007 and 2006, respectively.

We review the impairments of our available-for-sale investments in accordance with the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and related guidance issued by the FASB and the SEC. We classify the impairment of any individual ARS as either temporary or other-than-temporary. The differentiating factors between temporary and other-than-temporary impairments are primarily the length of the time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2007, we held warrants to purchase shares in a privately-held company that had a carrying value of $188,000. In the year ended December 31, 2008, we recorded a charge of $188,000 related to those warrants in Loss on investments, net in our Consolidated Statements of Operations and Comprehensive Income (Loss), reducing the carrying value of those warrants to zero ($0). The warrants are classified in Other long-term assets, in the Level 3 category, because there are significant unobservable inputs associated with them. We consider the warrants to be derivatives, and follow SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted, which requires that all derivatives be carried at fair value. We account for all derivatives by recognizing the changes in their fair values as gains or losses on investments in our Consolidated Statements of Operations and Comprehensive Income (Loss).

We use fair value measurements on a recurring basis in the assessment of our equity investment in a privately-held company classified as Other long-term assets, in the Level 3 category, because there are significant unobservable inputs associated with them. In the year ended December 31, 2008, we recorded an other-than-temporary impairment charge of $2.0 million in Loss on investments, net in our Consolidated Statements of Operations and Comprehensive Income (Loss), reducing the carrying value of our investment in that privately-held company to zero ($0). We assessed our investment in that privately-held company for impairment in accordance with FASB Staff Position FAS 115-1/124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, and the SEC's Staff Accounting Bulletin Topic 5M, *Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities*. We did not record any impairment charges for the investment in a privately-held company in the years ended December 31, 2007 and 2006.

In the years ended December 31, 2008, 2007 and 2006, we did not measure the fair value of any of our assets or liabilities other than cash and cash equivalents, available-for-sale investments, warrants and investment in a privately-held company. We consider the carrying values of accounts receivable, notes and other receivables, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities and assets and liabilities of discontinued operations to approximate fair values primarily due to their short-term nature.

For additional information see "Note 4: Fair Value Measurements" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this Report.)

Accounting for Goodwill and Certain Other Intangible Assets

SFAS No. 142, *Goodwill and Other Intangible Assets*, requires that goodwill and intangible assets with indefinite lives be tested for impairment on an annual basis and between annual tests in certain circumstances and requires an allocation of goodwill to the portions of a reporting unit when a portion of that reporting unit is disposed. In addition, certain circumstances may require testing for impairment in conjunction with restructuring in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. On a quarterly basis, we assess whether business conditions, including material changes in the fair value of our outstanding common stock, indicate that our goodwill may not be recoverable.

When a portion of a reporting unit is disposed, goodwill is allocated to the disposed and retained portions based on the relative fair values of the respective businesses. Allocating goodwill to portions of a reporting unit requires judgment, including the identification of reporting unit portions, assigning assets and liabilities to the portions, assigning goodwill to the portions, and determining the fair value of each portion. The goodwill associated with the disposed portion is included in the portion's carrying amount in determining the gain or loss on disposal. In 2007, we sold our directory business, which was combined with our search business in our online reporting unit. Based upon our analysis, we allocated $60.5 million of goodwill to our directory business, which was used in determining the gain on its sale to Idearc Inc.

Upon the sale of the mobile business in 2007, we determined that we no longer operate separate reporting units. We performed our annual impairment analysis of the goodwill on our balance sheet as of November 30, 2008, and we determined that there was no impairment. Our analysis compared the book value of our shareholders' equity to the fair value of our outstanding common stock, based on quoted market prices, which exceeded the book value of our shareholders' equity on the annual measurement date. At December 31, 2008, we had $43.9 million of goodwill on our balance sheet. Subsequent to December 31, 2008, there has been a decline in our market capitalization to an amount below our recorded stockholders' equity as of December 31, 2008. This may be a triggering event requiring us to perform a test for impairment of our goodwill during the quarter ending March 31, 2009 and may result in an impairment charge for some or all of our recorded goodwill balance.

Other intangible assets were tested for impairment by comparing their carrying amounts to their fair values. We measured the fair value of such assets by estimating the future undiscounted cash flows attributable to them, and recognized an impairment if their carrying amounts exceeded the estimated fair values. Such evaluations rely on various assumptions, including the timing of future events and market conditions. At December 31, 2008, we no longer held material other intangible assets.

Allowances for Sales and Doubtful Accounts

Our management must make estimates of potential future sales allowances related to current period revenues for our products and services. Our sales allowance estimates are primarily based upon customer communications regarding revenue adjustments for poor traffic quality. Additionally, we analyze historical adjustments, current economic trends and changes in customer demand when evaluating the adequacy of the sales allowances. Estimates must be made and used in connection with establishing the sales allowance in any accounting period.

The allowance for doubtful accounts is a management estimate that considers actual facts and circumstances of individual customers and other debtors, such as financial condition and historical payment trends. We evaluate the adequacy of the allowance utilizing a combination of specific identification of potentially problematic accounts and identification of accounts that have exceeded payment terms.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, which requires companies to record stock compensation expense for equity-based awards granted, including stock options and restricted stock unit grants, for which expense will be recognized over the service period of the equity-based award based on the fair value of the award at the date of grant. During 2008, 2007 and 2006, we recognized $14.3 million, $34.1 million and $11.3 million of stock-based compensation expense, respectively.

Calculating stock-based compensation expense relies upon certain assumptions, including the expected term of the stock-based awards, stock price volatility, expected interest rate, number and types of stock-based awards, and the pre-vesting forfeiture rate. If we use different assumptions due to changes in our business or other factors, our stock-based compensation expense could vary materially in the future.

Discontinued Operations

In accordance with the provisions of SFAS No. 144, the gains on sale, results of operations and cash flows of the directory and mobile businesses presented for all periods have been reported as discontinued operations. In addition, the assets and liabilities, if any, of the directory and mobile business have been classified as assets and liabilities of discontinued operations at December 31, 2008 and 2007. The process used to separately present continuing and discontinued operations required significant judgment to implement and relied on certain estimates and assumptions. Different estimates and assumptions could materially affect the allocations to the directory and mobile businesses of gains on sale, results of operations, cash flows, assets and liabilities.

Contingencies

We are subject to various legal proceedings and claims and tax matters, the outcomes of which are subject to significant uncertainty. SFAS No. 5, *Accounting for Contingencies*, requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations. See "Note 7: Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this Report), for further information regarding contingencies.

Income Taxes

We account for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of the deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to us for tax reporting purposes, and other relevant factors. There is a wide range of possible judgments relating to the valuation of our deferred tax assets.

During the years ended December 31, 2008 and 2007, based on the weight of available evidence, we determined that it was not more likely than not that we would realize our deferred tax assets. Accordingly, we provided a valuation allowance against our net deferred tax assets at December 31, 2008 and 2007. During the year ended December 31, 2006, we recorded an income tax benefit on continuing operations primarily attributable to a reduction in the valuation allowance against deferred tax assets. Significant judgment is required in making this assessment, and it is very difficult to predict when, if ever, we may conclude that any portion of our deferred tax assets are more likely than not realizable.

Historical Results of Operations

For the year ended December 31, 2008, our net loss totaled $18.7 million, which includes a loss from continuing operations of $16.5 million. We have incurred net losses on an annual basis for all but three of the years since our inception, and as of December 31, 2008, we had an accumulated deficit of $1.0 billion.

The operating results of the directory and mobile businesses have been presented as discontinued operations in our consolidated financial statements for all periods presented. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations presented in our consolidated financial statements do not necessarily reflect the results of operations that would have existed had we provided our online search services as a standalone business throughout the periods presented, and comparisons of our 2008 revenues and operating results to prior years are not necessarily meaningful. Due to the rapidly evolving nature of our business and overall market conditions, we believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful, and you should not rely upon them as indications of future performance.

The following table sets forth the historical results of our operations (in thousands and as percent of revenues).

	Years ended December 31,			Years ended December 31,		
	2008	2007 (1)	2006	2008	2007 (1)	2006
	(in thousands)			(as a percent of revenue)		
Revenues	$156,727	$140,537	$153,800	100.0%	100.0%	100.0%
Operating expenses						
Content and distribution	75,969	61,765	62,346	48.5	43.9	40.5
Systems and network operations	11,537	9,800	11,494	7.4	7.0	7.5
Product development	9,931	9,921	6,814	6.3	7.1	4.4
Sales and marketing	24,261	29,259	15,935	15.5	20.8	10.4
General and administrative	24,079	105,083	34,507	15.3	74.8	22.4
Depreciation	7,335	5,542	5,044	4.7	3.9	3.3
Restructuring	17	9,590	62,316	0.0	6.8	40.5
Other, net	(1,897)	(3,248)	—	(1.2)	(2.3)	0.0
Total operating expenses	151,232	227,712	198,456	96.5	162.0	129.0
Operating income (loss)	5,495	(87,175)	(44,656)	3.5	(62.0)	(29.0)
Loss on investments	(28,520)	(2,117)	—	(18.2)	(1.6)	0.0
Other income, net	7,149	18,226	19,581	4.6	13.0	12.7
Loss from continuing operations before income tax benefit (expense)	(15,876)	(71,066)	(25,075)	(10.1)	(50.6)	(16.3)
Income tax benefit (expense) (1)	(598)	(13,409)	29,060	(0.4)	(9.5)	18.9
Income (loss) from continuing operations (1)	(16,474)	(84,475)	3,985	(10.5)	(60.1)	2.6
Loss from discontinued operations, net of taxes (1)	(1,455)	(25,246)	(19,073)	(0.9)	(18.0)	(12.4)
Gain (loss) on sale of discontinued operations, net of taxes (1)	(770)	131,454	—	(0.5)	93.6	0.0
Net income (loss) (1)	$(18,699)	$ 21,733	$(15,088)	(11.9)%	15.5%	(9.8)%

(1) Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2007, we identified certain errors affecting our income tax provision for the year ended December 31, 2007 and certain items have been restated from amounts previously reported. See "Note 1: The Company and Basis of Presentation" under the subsection, *Restatement*, of the Notes to Consolidated Financial Statements (Item 8, Part II of this Report) for further information.

Results of Operations for the Years Ended December 31, 2008, 2007, and 2006

Revenues. We receive revenues from our customers when an end user of our Web search services clicks on a paid search link that is provided by a customer and displayed on our Web site or displayed on the Web property of a distribution partner. Revenues are recognized in the period in which a paid click occurs and are based on the amounts earned and remitted to us by our customers for such clicks. In addition, we earn services revenue from certain distribution partners, such as a fixed monthly fee in exchange for portal infrastructure services. Revenues for the years ended December 31, 2008, 2007, and 2006 are presented below (in thousands):

	2008	Change	2007	Change	2006
Revenue	$156,727	$16,190	$140,537	$(13,263)	$153,800

The increase in revenue for 2008 compared to 2007 was due to an increase in revenue from search results delivered through our distribution partners. This increase was partially offset by a decrease in revenue from our owned and operated properties. Revenue from owned and operated properties was down due to a decrease in the average fees per paid click that our customers share with us although paid click volume on our owned properties increased in 2008. The decrease in average fees per paid click was the result of a decrease in advertiser fees paid per click to our customers and a shift in the mix of revenue reflecting a higher proportion derived from our direct marketing initiatives on our owned properties. In 2008, 65% of our search revenues came from searches conducted by end users on the Web properties of our search distribution partners.

The decrease in revenue for 2007, compared to 2006, was primarily due to a decrease in revenue from search results delivered through certain of our distribution partners, and partially due to decreased paid click volume on our owned properties. In 2007, 58% of our search revenues came from searches conducted by end users on the Web properties of our search distribution partners.

We expect that online search revenue from searches conducted by end users on sites of our distribution partners will continue to be a significant share of our online search revenues for the foreseeable future.

Content and Distribution Expenses. Content and distribution expenses consist principally of costs related to revenue sharing arrangements with our content and distribution partners, as well as content and data licenses. Content and distribution expenses in total dollars (in thousands) and as a percent of revenue for the years ended December 31, 2008, 2007, and 2006 are presented below:

	2008	Change	2007	Change	2006
Content and Distribution Expenses	$75,969	$14,204	$61,765	$(581)	$62,346
Percent of Revenue	48.5%	4.6%	43.9%	3.4%	40.5%

Content and distribution expenses increased by $14.2 million to $76.0 million in 2008 compared to $61.8 million in 2007. The increase in cost as a percent of revenues for content and distribution expense was primarily due to an increase in revenue from search results delivered through our distribution partners, and increases in our revenue sharing rates. We anticipate that our content and distribution costs will increase in absolute dollars if revenues increase through growth from existing arrangements with our distribution partners or we add new distribution partners. If revenue generated from our distribution partners increases at a greater rate than revenues generated from our own branded Web sites, content and distribution costs as a percent of revenue will increase.

Content and distribution expenses decreased by $581,000 to $61.8 million in 2007 compared to $62.3 million in 2006. The increase in cost as a percent of revenues for content and distribution expense was primarily due to increases in our revenue sharing rates and minimum contractual payments made to distribution partners.

Systems and Network Operations Expenses. Systems and network operations expenses are associated with the delivery, maintenance and support of our services, data management and infrastructure, including personnel expenses, which include salaries, benefits and other employee related costs, stock-based compensation expense, and costs for temporary help and contractors to augment our staffing, communication costs, equipment repair and maintenance, and professional service fees. Systems and network operations expenses in total dollars (in thousands) and as a percent of revenue for the years ended December 31, 2008, 2007, and 2006 are presented below:

	2008	Change	2007	Change	2006
Systems and Network Operations Expenses	$11,537	$1,737	$9,800	$(1,694)	$11,494
Percent of Revenue	7.4%	0.4%	7.0%	(0.5)%	7.5%

Systems and network operations expenses increased by $1.7 million to $11.5 million in 2008 compared to $9.8 million in 2007. The absolute dollar increase for 2008 compared to 2007 was primarily attributable to an increase of $599,000 in salaries and employee benefits, an increase of $573,000 in stock-based compensation expense, and an increase of $542,000 in contractors to augment staffing. Partially offsetting these increases was a decrease in employee expenses of $650,000 related to the cash distributions to shareholders declared in 2007.

Systems and network operations expenses decreased by $1.7 million to $9.8 million in 2007 compared to $11.5 million in 2006. The absolute dollar decrease for 2007 compared to 2006 was primarily attributable to a decrease of $1.7 million in personnel expenses and a $705,000 decrease in professional services fees. Partially offsetting these decreases were employee expenses of $668,000 related to the cash distributions to shareholders.

Product Development Expenses. Product development expenses consist principally of personnel expenses, which include salaries, stock-based compensation expense, benefits and other employee related costs, and temporary help and contractors to augment our staffing, research, development, support and ongoing enhancements of our products and services. Product development expenses in total dollars (in thousands) and as a percent of revenue for the years ended December 31, 2008, 2007, and 2006 are presented below:

	2008	Change	2007	Change	2006
Product Development Expenses	$9,931	$ 10	$9,921	$3,107	$6,814
Percent of Revenue	6.3%	(0.8)%	7.1%	2.7%	4.4%

Product development expenses increased by $10,000 to $9.9 million in 2008 compared to $9.9 million in 2007. The absolute dollar increase in 2008 compared to 2007 was primarily attributable to an increase of $900,000 in stock-based compensation expense and an increase of $398,000 in salaries and employee benefits. These increases were offset by a decrease of $1.4 million in employee expenses related to the cash distributions to shareholders.

Product development expenses increased by $3.1 million to $9.9 million in 2007 compared to $6.8 million in 2006. The absolute dollar increase in 2007 compared to 2006 was primarily attributable to employee expenses of $1.5 million related to the cash distributions to shareholders, an increase of $1.4 million in stock-based compensation expense and an increase in professional services fees of $877,000. These increases were partially offset by a decrease of $535,000 in expenses for temporary employees as a result of the restructuring of our operations that we implemented in 2006.

Product development costs may not be consistent with changes in revenues as they represent key costs to develop and enhance our product and service offerings. We believe that investments in technology are necessary to remain competitive, and we anticipate that we will continue to invest in our products and services.

Sales and Marketing Expenses. Sales and marketing expenses consist principally of personnel costs, which include salaries, stock-based compensation expense, benefits and other employee related costs, and the cost of temporary help and contractors to augment our staffing, and marketing expenses associated with our owned and operated Web sites, consisting of agency fees, brand promotion expense, market research expense and online direct marketing expense associated with traffic acquisition. Sales and marketing expenses in total dollars (in thousands) and as a percent of revenue for the years ended December 31, 2008, 2007, and 2006 are presented below:

	2008	Change	2007	Change	2006
Sales and Marketing Expenses	$24,261	$(4,998)	$29,259	$13,324	$15,935
Percent of Revenue	15.5%	(5.3)%	20.8%	10.4%	10.4%

Sales and marketing expenses decreased by $5.0 million to $24.3 million in 2008 compared to $29.3 million in 2007. The absolute dollar decrease in 2008 was primarily attributable to a decrease in employee expenses of $6.9 million related to the cash distributions to shareholders, a decrease in stock-based compensation expense of $4.4 million, and a decrease in professional services fees of $646,000. These decreases were partially offset by an increase in marketing expenses associated with our owned and operated Web sites of $6.3 million and an increase in salaries and employee benefits totaling $996,000.

Sales and marketing expenses increased by $13.3 million to $29.3 million in 2007 compared to $15.9 million in 2006. The absolute dollar increase in 2007 was primarily attributable employee expenses of $6.8 million related to the cash distributions to shareholders, an increase in stock-based compensation expense of $5.5 million, an increase in personnel expenses totaling $2.0 million, an increase in professional services fees of $596,000, and an increase in employee-related expenses of $324,000. These increases were partially offset by a decrease in marketing expenses associated with our owned and operated Web sites of $2.1 million.

We expect to continue to invest in marketing initiatives to promote search services on our branded Web sites.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel expenses, which include salaries, benefits and other employee related costs, stock-based compensation expense, professional service fees, which include legal fees, audit fees, SEC compliance costs, which include costs related to compliance with the Sarbanes-Oxley Act of 2002, certain legal settlements, occupancy and general office expenses, and general business development and management expenses. General and administrative expenses in total dollars (in thousands) and as a percent of revenue for the years ended December 31, 2008, 2007, and 2006 are presented below:

	2008	Change	2007	Change	2006
General and Administrative Expenses	$24,079	$(81,004)	$105,083	$70,576	$34,507
Percent of Revenue	15.3%	(59.5)%	74.8%	52.4%	22.4%

General and administrative expenses decreased by $81.0 million to $24.1 million in 2008 compared to $105.1 million in 2007. The absolute dollar decrease in 2008 compared to 2007 was primarily attributable to employee expenses of $46.5 million related to the cash distributions to shareholders declared in 2007, a decrease in stock-based compensation expense of $16.8 million, a decrease in professional services fees of $9.9 million, decreases in salaries and employee benefits totaling $2.5 million, a decrease in expense due to a contract termination charge of $2.3 million in 2007, a decrease in software licensing fees of $1.6 million, and a decrease in insurance expense of $1.0 million.

General and administrative expenses increased by $70.6 million to $105.1 million in 2007 compared to $34.5 million in 2006. The absolute dollar increase in 2007 compared to 2006 was primarily attributable to employee expenses of $47.3 million related to the cash distributions to shareholders, an increase in stock-based compensation expense of $15.9 million, increases in personnel expenses totaling $3.2 million, a contract termination charge of $2.3 million, an increase in software licensing fees of $2.0 million, and an increase in professional services fees of $1.0 million. These increases were partially offset by decreases in facilities costs of $1.5 million.

Restructuring. Restructuring charges reflect actual and estimated costs associated with the reductions in workforce and costs associated with the consolidation and closures of certain of our facilities. Restructuring charges for the years ended December 31, 2008, 2007, and 2006 are presented below (in thousands):

	2008	2007	2006
Restructuring charges:			
Impairment of goodwill and intangible assets	$—	$ —	$44,526
Employee separation costs	52	7,963	8,687
Stock-based compensation expense	60	670	824
Losses on contractual commitments	(88)	831	5,671
Estimated future lease losses	(7)	—	1,667
Impairment of leasehold improvements and fixed assets	—	126	941
	$ 17	$9,590	$62,316

In 2008, we recorded $17,000 of restructuring expense related to plans committed to in 2007 and 2006, as described below.

In 2007, we sold our directory and mobile services businesses and, as a result, we committed to a plan to make operational changes to our business, which included a reduction in our workforce and, as part of the workforce reduction, consolidation of our facilities. We recorded $7.4 million of expense related to that plan in 2007, and $2.2 million of adjustments and additions in 2007 relating to our restructuring plan committed to in 2006, as described below.

In 2006, as a result of being informed by one of our carrier partners that it intended to develop direct relationships for mobile ringtone content with the major record labels beginning in 2007, we committed to a plan to substantially reduce our mobile content offerings and make operational changes to our business, which included a reduction in our workforce and, as part of the workforce reduction, consolidation of our facilities.

We do not expect to incur material restructuring charges in 2009 related to initiatives identified to date.

Depreciation. Depreciation of property and equipment includes depreciation of network servers and data center equipment, computers, software, office equipment and fixtures, and leasehold improvements. Depreciation expenses for the years ended December 31, 2008, 2007, and 2006 are presented below (in thousands):

	2008	Change	2007	Change	2006
Depreciation Expenses	$7,335	$1,793	$5,542	$498	$5,044

The $1.8 million increase from 2007 to 2008 was primarily a result of increases in depreciation of $810,000 for purchased software, increases in depreciation of $775,000 for our internally developed software, and increases in depreciation expense of $548,000 for data center equipment.

The $498,000 increase from 2006 to 2007 was primarily a result of depreciation of $1.1 million for property and equipment recently placed in service related to our data centers and increases in depreciation of $349,000 for our internally developed software. These increases were partially offset by reductions in depreciation of $876,000 related to leasehold improvements.

Other, Net. Other, net consists of costs, charges, refunds or gains that are not directly associated with other revenue or operating expense classifications. Other, net of $1.9 million in 2008 and $3.2 million in 2007 consisted of gains on the sale of non-core assets.

Loss on Investments, net. Loss on investments, net is comprised of the following for the years ended December 31, 2008, 2007, and 2006 (in thousands):

	2008	2007	2006
Other-than-temporary available-for-sale investment impairments	$(24,332)	$(2,182)	$—
Impairment of convertible note from equity investee	(2,000)	—	—
Other-than-temporary impairment of equity investment in privately-held company	(2,000)	—	—
Increase (decrease) in fair value of warrants	(188)	65	—
	$(28,520)	$(2,117)	$—

In the years ended December 31, 2008 and 2007, we determined that a portion of our auction rate securities, which we classify as long-term available-for-sale securities, were other-than-temporarily impaired, and we recorded a loss on investments of $24.3 million and $2.2 million, respectively. In the year ended December 31, 2008, we determined that our equity investment and related warrants in a privately-held company, as well as a convertible note from that company, were fully impaired, and we recorded a loss on investments of $4.2 million.

In accordance with SFAS No. 133, we adjust our derivative instruments to fair value and recognize the change in the recorded fair value in earnings. We hold warrants to purchase stock in other companies, which qualify as derivatives, and therefore gains or losses are based on the fair value.

Other Income, Net. Other income, net, primarily consists of interest income, certain litigation settlements and foreign currency gain (loss).

	2008	2007	2006
Interest income	$7,315	$18,194	$19,681
Gain contingency resolution	1,124	—	—
Foreign currency exchange loss	(661)	(129)	(42)
Gain (loss) on disposal of fixed assets	(629)	161	49
Other items, net	—	—	(107)
	$7,149	$18,226	$19,581

Interest income decreased primarily due to lower cash and marketable investments balances in 2008 compared to 2007 and a decline in interest rates. Interest income decreased primarily due to lower cash and marketable investments balances in 2007 compared to 2006.

Income Tax Expense (Benefit). During the years ended December 31, 2008 and 2007, we recorded an income tax expense on continuing operations of $598,000 and $13.4 million, respectively. During the year ended December 31, 2006, we recorded an income tax benefit on continuing operations of $29.1 million. The 2008 income tax expense of $598,000 is primarily attributable to a $5.6 million tax benefit from current year operations, $436,000 tax expense for non-deductible compensation paid to an executive, and a $5.4 million tax expense for the net increase in the valuation allowance against the deferred tax assets. The 2007 income tax expense of $13.4 million is primarily attributable to a $16.0 million tax expense for increasing the valuation allowance against the deferred tax assets, a $22.3 million tax expense for non-deductible compensation paid to certain executives, and a $24.9 million tax benefit from current year operations. The 2006 income tax benefit of $29.1 million is primarily attributable to a reduction in the valuation allowance against deferred tax assets of $28.6 million related to net operating losses, an $8.2 million tax expense from the non-deductible impairment of certain intangible assets, and a net tax benefit of $8.8 million from current year operations.

At December 31, 2008, we had gross deferred tax assets of $321.7 million, primarily comprised of $289.1 million of accumulated net operating loss carryforwards. During 2008, we determined that it was not more likely than not that we would realize our deferred tax assets in the foreseeable future. Accordingly, we provided a valuation allowance against our deferred tax assets. If in the future, we determine that the realization of any portion of the deferred tax assets is more likely than not to be realized, we will record a benefit to the income statement or to additional paid-in-capital, as appropriate.

Income from Discontinued Operations and Gain on Sale of Discontinued Operations. In 2007, we completed the sale of our directory and mobile businesses and have reflected income (loss) from those businesses as income (loss) from discontinued operations. For 2007, we recorded a gain on the sale of the directory business of $57.3 million and a gain on the sale of the mobile services business of $74.2 million. For 2008, we recorded a gain on the sale of the directory business of $48,000 and a loss on the sale of the mobile services business of $818,000. Revenue, income before taxes, income tax expense, and income (loss) from discontinued operations for the years ended December 31, 2008, 2007 and 2006 are presented below (in thousands):

Directory	2008	2007	2006
Revenue from discontinued operations	$—	$28,882	$33,103
Income from discontinued operations before taxes	204	11,349	14,748
Income tax expense	(76)	(4,213)	(5,191)
Income from discontinued operations, net of taxes	$128	$ 7,136	$ 9,557

Mobile	2008	2007	2006
Revenue from discontinued operations	$ 127	$103,488	$184,834
Loss from discontinued operations before taxes	(2,098)	(50,100)	(43,299)
Income tax benefit	515	17,718	14,669
Loss from discontinued operations, net of taxes	$(1,583)	$ (32,382)	$ (28,630)

Liquidity and Capital Resources

Our principal source of liquidity is our cash and cash equivalents and short-term investments, initially generated from proceeds from private placements and our initial and follow-on public offerings. In addition, more recently we have generated cash from operations in certain periods. Further in 2007, we received proceeds of $225.0 million from the sale of our directory business, and $135.0 million from the sale of our mobile business. In 2008 and 2007, we paid special dividends to our shareholders of $299.3 million and $208.2 million, respectively.

As of December 31, 2008, we had cash and marketable investments of $205.4 million, consisting of cash and cash equivalents of $49.9 million, short-term investments available-for-sale of $141.6 million, and long-term investments available-for-sale of $13.9 million.

We generally invest our excess cash in high quality marketable investments. These investments include securities issued by U.S. government agencies, certificates of deposit, money market funds, corporate bonds and taxable municipal bonds.

Contractual Obligations and Commitments

The following are our contractual obligations and commitments (in thousands):

	2009	2010	2011	2012	2013	Thereafter	Total
Operating lease commitments	$1,589	$1,646	$1,614	$1,665	$284	$—	$ 6,798
Purchase commitments	1,773	1,742	1,251	1,026	493	—	6,285
Capital lease commitments, net of imputed interest and executory costs	552	565	209	—	—	—	1,326
Total	$3,914	$3,953	$3,074	$2,691	$777	$—	$14,409

Operating lease commitments. We have entered into various non-cancelable operating leases agreements for our offices that expire through 2013. We are committed to pay a portion of the related operating expenses under certain of these lease agreements. These operating expenses are not included in the table above. Certain of these leases have escalating rent payment provisions and we recognize rent expense under such leases on a straight-line basis over the term of the lease.

Purchase commitments. Our purchase commitments consist primarily of non-cancelable service agreements for our data centers. Included in the table above are purchase commitments of $343,000 and $344,000 due in 2009 and 2010, respectively, which are reflected as liabilities on our balance sheet.

Capital lease commitments. We entered into capital lease agreements for certain equipment used in our data centers in 2008.

We have pledged a portion of our cash as collateral for standby letters of credit and bank guaranties for certain of our property leases and banking arrangements. At December 31, 2008, the total amount of collateral pledged under these agreements was $5.1 million.

The above table does not reflect unrecognized tax benefits of $778,000, the timing of which is uncertain. For additional discussion on unrecognized tax benefits see "Note 8: Income Taxes" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this Report.)

Cash Flows

Net cash provided (used) by operating activities consists of net income (loss) offset by certain adjustments not affecting current-period cash flows and the effect of changes in our operating assets and liabilities. Adjustments to net income (loss) to determine cash flow from operations include the loss from discontinued operations, the gain (loss) on sale of discontinued operations, restructuring charges, depreciation, stock-based compensation expense, realized loss on long-term investments, net gain on sale of certain assets, deferred taxes and excess tax benefits from stock-based award activity. Net cash provided (used) by investing activities primarily consists of transactions related to our investments, purchases of property and equipment, loan to equity investee and proceeds from the sale of certain assets. Net cash provided (used) by financing activities consists of a special dividend paid to our shareholders, proceeds from the issuance of stock through the exercise of stock options or warrants and our employee stock purchase plan, cash used to repurchase outstanding stock, and excess tax benefits from stock-based award activity. Net cash provided (used) by operating activities for each of 2008, 2007 and 2006 reflects cash flows from continuing operations only, and does not reflect net cash provided (used) by discontinued operations. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations presented in our consolidated financial statements do not necessarily reflect the results of operations that would have existed had we provided our online search services as a standalone business throughout the periods presented. Due to the rapidly evolving nature of our business, overall market conditions and the process used to separately present continuing and discontinued operations, we believe that period-to-period comparisons of our cash flows are not necessarily meaningful, and you should not rely upon them as indications of future performance.

Net cash provided (used) by discontinued operations consists of proceeds from the sale of discontinued operations, net cash used to acquire businesses now classified as discontinued operations, income (loss) from discontinued operations, net changes in assets and liabilities of discontinued operations, and purchases of property and equipment classified as discontinued operations.

Our net cash flows are comprised of the following for the years ended December 31, 2008, 2007, and 2006 (in thousands):

	2008	2007	2006
Net cash provided (used) by operating activities	$ (20,182)	$ (27,276)	$ 60,797
Net cash provided (used) by investing activities	(111,284)	156,181	(22,950)
Net cash provided (used) by financing activities	(298,926)	(169,385)	5,432
Net cash provided (used) by discontinued operations	(17,998)	376,419	(32,572)
Net increase (decrease) in cash and cash equivalents	$(448,390)	$ 335,939	$ 10,707

Net cash used by operating activities was $20.2 million in 2008, consisting of our net loss of $18.7 million, cash used by changes in our operating assets and liabilities of $59.3 million, consisting of decreases in accrued expenses and other liabilities, and adjustments not affecting cash flows used by operating activities of $4.6 million, primarily consisting of decreases in deferred income taxes and the gain on sale of assets. Offsetting the decrease was cash provided by changes in our operating assets and liabilities of $9.4 million, consisting of decreases in notes and other receivables, other long-term assets, accounts receivable, and prepaid expenses and other current assets and increases in accounts payable, and adjustments not affecting cash flows provided by operating activities of $52.9 million, primarily consisting of the loss on long-term investments, stock-based compensation, depreciation, the loss from discontinued operations and the loss on sale of discontinued operations.

Net cash used by operating activities was $27.3 million in 2007, consisting of changes in our operating assets and liabilities of $14.9 million, primarily consisting of a decrease in accounts payable and increases in notes and other receivables, accounts receivable, and other long-term assets, and adjustments not affecting cash flows provided by operating activities of $158.8 million, primarily consisting of the gain on the sale of discontinued operations, reclassification of the tax benefit from stock-based award activity to financing activities, and the gain on sale of assets. These decreases were partially offset by our net income of $21.7 million, cash provided by changes in our operating assets and liabilities of $35.2 million, consisting of increases in accrued expenses and other current and long-term liabilities and decreases in prepaid expenses and other current assets, and adjustments not affecting cash flows provided by operating activities of $89.4 million, primarily consisting of stock-based compensation, the loss from discontinued operations, decreases in deferred income taxes, restructuring, depreciation, and the loss on long-term investments.

Net cash provided by operating activities was $60.8 million in 2006, consisting of our net loss of $15.1 million, cash provided by changes in our operating assets and liabilities of $10.5 million, consisting of decreases in accounts receivable and prepaid expenses and other current assets and increases in accounts payable, and adjustments not affecting cash flows provided by operating activities of $97.7 million, primarily consisting of restructuring, the loss from discontinued operations, stock-based compensation, and depreciation. Partially offsetting the increase was cash used by changes in our operating assets and liabilities of $7.3 million, primarily consisting of decreases in our accrued expenses and other liabilities and increases in our notes and other receivables and other long-term assets, and adjustments not affecting cash flows provided by operating activities of $25.0 million, primarily consisting of increases in our deferred tax assets.

Net cash used by investing activities was $111.3 million in 2008, primarily consisting of the purchase of $145.3 million of marketable investments and the purchase of $12.3 million in property and equipment. Partially offsetting cash used by investing activities was proceeds from the sale or maturity of our marketable investments of $44.0 million and proceeds from the sale of assets of $2.6 million.

Net cash provided by investing activities was $156.2 million in 2007, consisting of proceeds from the sale or maturity of our marketable investments of $294.4 million and proceeds from the sale of assets of $2.8 million. Partially offsetting cash provided by investing activities was the purchase of $135.4 million of marketable investments, the purchase of $3.7 million in property and equipment, and a $2.0 million loan to an equity investee.

Net cash used by investing activities was $23.0 million in 2006, primarily from the purchase of $313.9 million of marketable investments and $7.4 million of property and equipment purchases. Partially offsetting cash used in investing activities were proceeds from the sale or maturity of our marketable investments of $298.3 million.

Net cash used by financing activities in 2008 was $298.9 million, primarily from the special dividend of $299.3 million paid in January 2008. Partially offsetting cash used in financing activities was $603,000 from the exercise of stock options and the sale of shares through our employee stock purchase plan.

Net cash used by financing activities in 2007 was $169.4 million, primarily from the special dividend of $208.2 million paid in May 2007. Partially offsetting cash used in financing activities were tax benefits generated by stock-based award activity of $23.7 million and $15.1 million from the exercise of stock options and warrants and the sale of shares through our employee stock purchase plan.

Net cash provided by financing activities in 2006 was $5.4 million, which resulted from the exercise of stock options and the sale of shares through our employee stock purchase plan.

Net cash used by operating activities attributable to discontinued operations in 2008 was $18.0 million. Net cash provided by discontinued operations activities in 2007 was $376.4 million, consisting of proceeds from the sale of discontinued operations of $342.6 million and cash from the operating activities attributable to discontinued operations of $33.8 million. Net cash used by the operating activities attributable to discontinued operations activities in 2006 was $32.6 million.

We plan to use our cash to fund operations, develop technology, advertise, market and distribute our products and services, and continue the enhancement of our network infrastructure. We may use a portion of our cash for acquisitions, to pay special dividends, or for common stock repurchases.

We believe that existing cash balances, cash equivalents, short term investments and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may not prove to be accurate. Our anticipated cash needs exclude any payments for pending or future litigation matters. In addition, we evaluate acquisitions of businesses, products or technologies that complement our business from time to time. Any such transactions, if completed, may use a significant portion of our cash balances and marketable investments. If we are unable to liquidate these investments when we need such liquidity for business purposes, we may need to change or postpone such business purposes or find alternative financing for such business purposes, if available. We may seek additional funding through public or private financings or other arrangements prior to such time. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders will result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Illiquid Investments

For discussion on illiquid investments, see Item 7A of Part II of this Report, "Quantitative and Qualitative Disclosures About Market Risk."

Dispositions

On October 31, 2007, we completed the sale of our directory business to Idearc Inc. for $225 million in cash.

On December 28, 2007, we completed the sale of our mobile services business to Motricity, Inc. for $135 million in cash.

Stock Repurchase Program

On June 16, 2008, our board of directors authorized the repurchase of up to $100 million of our outstanding common stock over the succeeding twelve months. On June 8, 2007, our board of directors authorized the repurchase of up to $100 million of our outstanding common stock which expired on June 7, 2008. On May 30, 2006, our board of directors authorized a stock repurchase plan whereby we were authorized to purchase up to $100 million of our common stock which expired on May 29, 2007. Repurchased shares will be retired and resume the status of authorized but unissued shares of common stock. We did not repurchase any shares during the years ended December 31, 2008, 2007 or 2006.

Quarterly Results of Operations (Unaudited)

The following table presents a summary of our unaudited consolidated results of operations for the eight quarters ended December 31, 2008. The information for each of these quarters has been prepared on a basis consistent with our audited consolidated financial statements. In 2007, we sold our mobile and directory businesses to unaffiliated third parties, and our mobile and directory businesses have been presented as discontinued operations for all periods presented, and the remaining search business's operating results are partly based on identifying and assigning costs to our search business that were initially shared by those three businesses. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations presented in our selected financial data do not necessarily reflect the results of operations that would have existed had we provided our search services as a standalone business. You should read this information in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The operating results for any quarter are not necessarily indicative of results for any future period.

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007 (1)	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(in thousands except per share data)							
Revenues	$35,864	$ 31,763	$ 33,852	$ 39,058	$42,182	$38,328	$ 39,469	$36,748
Operating expenses:								
Content and distribution	14,948	12,597	15,274	18,946	21,792	18,062	18,265	17,850
Systems and network operations	2,279	2,406	2,295	2,820	2,442	2,774	3,238	3,083
Product development	2,279	2,484	2,086	3,072	2,209	2,929	2,757	2,036
Sales and marketing	4,825	6,665	5,518	12,251	3,789	6,041	6,882	7,549
General and administrative	9,642	29,557	12,694	53,190	7,722	4,960	5,940	5,457
Depreciation	1,383	1,273	1,443	1,443	1,487	1,731	2,160	1,957
Restructuring	433	378	558	8,221	140	(114)	(9)	—
Other, net	(1,266)	(2,047)	65	—	—	(1,897)	—	—
Total operating expenses	34,523	53,313	39,933	99,943	39,581	34,486	39,233	37,932
Operating income (loss)	1,341	(21,550)	(6,081)	(60,885)	2,601	3,842	236	(1,184)
Gain (loss) on investments	—	65	—	(2,182)	(6,707)	(4,362)	(11,046)	(6,405)
Other income, net	5,325	4,360	2,804	5,737	2,243	2,654	1,458	794
Income (loss) from continuing operations before income tax benefit (expense)	6,666	(17,125)	(3,277)	(57,330)	(1,863)	2,134	(9,352)	(6,795)
Income tax benefit (expense) (1)	(3,075)	(3,894)	(3,355)	(3,085)	(182)	577	(548)	(445)
Income (loss) from continuing operations (1)	3,591	(21,019)	(6,632)	(60,415)	(2,045)	2,711	(9,900)	(7,240)
Loss from discontinued operations, net of taxes (1)	(4,131)	(7,111)	(5,625)	(8,379)	(490)	(821)	(12)	(132)
Gain (loss) on sale of discontinued operations, net of taxes (1)	—	—	—	131,454	(238)	43	(13)	(562)
Net income (loss) (1)	$ (540)	$(28,130)	$(12,257)	$ 62,660	$(2,773)	$ 1,933	$ (9,925)	$(7,934)
Net income (loss) per share – Basic (1)								
Income (loss) from continuing operations	$ 0.11	$ (0.64)	$ (0.20)	$ (1.82)	$ (0.06)	$ 0.08	$ (0.29)	$ (0.21)
Loss from discontinued operations	(0.13)	(0.22)	(0.17)	(0.25)	(0.01)	(0.02)	(0.00)	(0.00)
Gain (loss) on sale of discontinued operations	—	—	—	3.95	(0.01)	0.00	(0.00)	(0.02)
Net income (loss) per share – Basic	$ (0.02)	$ (0.86)	$ (0.37)	$ 1.88	$ (0.08)	$ 0.06	$ (0.29)	$ (0.23)
Weighted average shares outstanding used in computing basic income (loss) per share	31,461	32,626	33,158	33,291	34,298	34,334	34,479	34,548
Net income (loss)per share – Diluted (1)								
Income (loss) from continuing operations	$ 0.11	$ (0.64)	$ (0.20)	$ (1.82)	$ (0.06)	$ 0.08	$ (0.29)	$ (0.21)
Loss from discontinued operations	(0.13)	(0.22)	(0.17)	(0.25)	(0.01)	(0.02)	(0.00)	(0.00)
Gain (loss) on sale of discontinued operations	—	—	—	3.95	(0.01)	0.00	(0.00)	(0.02)
Net income (loss) per share – Diluted	$ (0.02)	$ (0.86)	$ (0.37)	$ 1.88	$ (0.08)	$ 0.06	$ (0.29)	$ (0.23)
Weighted average shares outstanding used in computing diluted income (loss) per share	33,644	32,626	33,158	33,291	34,298	34,755	34,479	34,548

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007 (1)	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(as a percent of revenue)							
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:								
Content and distribution	41.7	39.6	45.1	48.5	51.7	47.1	46.3	48.6
Systems and network operations	6.3	7.6	6.8	7.2	5.8	7.2	8.2	8.4
Product development	6.3	7.8	6.2	7.9	5.2	7.6	7.0	5.5
Sales and marketing	13.5	21.0	16.3	31.4	9.0	15.8	17.4	20.5
General and administrative	26.9	93.0	37.5	136.2	18.3	12.9	15.0	14.8
Depreciation	3.9	4.0	4.3	3.7	3.5	4.5	5.5	5.4
Restructuring	1.2	1.2	1.6	21.0	0.3	(0.3)	(0.0)	—
Other, net	(3.5)	(6.4)	0.2	0.0	—	(4.8)	—	—
Total operating expenses	96.3	167.8	118.0	255.9	93.8	90.0	99.4	103.2
Operating income (loss)	3.7	(67.8)	(18.0)	(155.9)	6.2	10.0	0.6	(3.2)
Gain (loss) on investments	0.0	0.2	0.0	(5.6)	(15.9)	(11.4)	(28.0)	(17.5)
Other income, net	14.9	13.7	8.3	14.7	5.3	6.9	3.7	2.2
Income (loss) before income tax benefit (expense)	18.6	(53.9)	(9.7)	(146.8)	(4.4)	5.5	(23.7)	(18.5)
Income tax benefit (expense) (1)	(8.6)	(12.3)	(9.9)	(7.9)	(0.4)	1.5	(1.4)	(1.2)
Income (loss) from continuing operations (1)	10.0	(66.2)	(19.6)	(154.7)	(4.8)	7.0	(25.1)	(19.7)
Income (loss) from discontinued operations, net of taxes (1)	(11.5)	(22.4)	(16.6)	(21.5)	(1.2)	(2.1)	(0.0)	(0.4)
Gain (loss) on sale of discontinued operations, net of taxes (1)	0.0	0.0	0.0	336.6	(0.6)	0.1	(0.0)	(1.5)
Net income (loss) (1)	(1.5)%	(88.6)%	(36.2)%	160.4%	(6.6)%	5.0%	(25.1)%	(21.6)%

(1) Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2007, we identified certain errors affecting our income tax provision for the quarter ended December 31, 2007 related to the determination of the amount of net operating loss carryforwards utilized in 2007 to offset taxable income for 2007. These errors resulted principally from the recognition of our utilization of alternative minimum tax credit carryforwards, as well as errors related to temporary differences in the tax bases of certain assets and liabilities. As a result of these errors, we overstated the portion of the utilization of net operating loss carryforwards that relate to tax deductions associated with the exercise of stock options, which are accounted for as additional paid-in capital, with a corresponding overstatement of income tax expense from continuing operations in the amount of $6.3 million for the quarter ended December 31, 2007. We also overstated our tax expense related to discontinued operations by $892,000 for the quarter ended December 31, 2007.

Form 10-K

We believe the correction of these errors is not material to the 2007 consolidated financial statements, and therefore we are restating our 2007 consolidated financial statements in this Annual Report on Form 10-K. The effects of this restatement on the results of operations for the three months ended December 31, 2007 are as follows (in thousands, except per share data):

	Three months ended December 31, 2007		
	As previously reported	Adjustment	As restated
Income tax expense	$ (9,347)	$6,262	$ (3,085)
Loss from continuing operations	(66,677)	6,262	(60,415)
Loss from discontinued operations, net of taxes	(8,439)	60	(8,379)
Gain on sale of discontinued operations, net of taxes	130,622	832	131,454
Net income	$ 55,506	$7,154	$ 62,660
Net income per share—Basic and diluted			
Loss from continuing operations	$ (2.00)	$ 0.18	$ (1.82)
Loss from discontinued operations	(0.25)	0.00	(0.25)
Gain on sale of discontinued operations	3.92	0.03	3.95
Net income per share	$ 1.67	$ 0.21	$ 1.88

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). In SFAS No. 141(R), the FASB retained the fundamental requirements of SFAS No. 141 to account for all business combinations using the acquisition method and for an acquiring entity to be identified in all business combinations. However, the revised standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to immediately expense costs related to the acquisition. SFAS No. 141(R) is effective for annual periods beginning on or after December 15, 2008. The impact that SFAS No. 141(R) will have on our consolidated financial statements when effective will depend upon the nature, terms and size of the acquisitions completed after the effective date.

On January 1, 2008, we adopted the provisions of SFAS No. 157 which defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on our financial position, cash flows, or results of operations. We are currently evaluating the remaining provisions of SFAS No. 157 to determine what effect its adoption on January 1, 2009 for nonfinancial assets and nonfinancial liabilities will have on our financial position, cash flows, and results of operations.

On October 10, 2008, the FASB issued Staff Position ("FSP") No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 became effective immediately, including prior periods for which financial statements have not been issued. Therefore, we adopted the provisions of FSP No. 157-3 in our consolidated financial statements for the year ended December 31, 2008. The adoption did not have a material impact on our financial position, cash flows or results of operations.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in interest rates, foreign currency fluctuations, and changes in the market values of our investments.

Interest Rate Risk. We invest our available cash in debt instruments of the U.S. Government and its agencies. By policy, we limit our credit exposure to any one issuer. We do not have any derivative instruments in our investment portfolio. We protect and preserve invested funds by limiting default, market and reinvestment risk. Investments in both fixed-rate and floating-rate interest earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities which have declined in market value due to changes in interest rates. At December 31, 2008, our cash equivalent balances in money market funds were $36.3 million, our short-term investment balances were $141.6 million and our long-term investment balances were $13.9 million.

The following table provides information about our cash equivalent and marketable fixed-income securities, including principal cash flows for 2008 and the related weighted average interest rates. Amounts are presented in U.S. dollar equivalents, which is our reporting currency.

Principal amounts and weighted average interest rates by expected year of maturity in U.S. dollars as of December 31, 2008 are as follows (in thousands, except percentages):

	2009		2010 -2013		Thereafter		Total		Fair Value
U.S. government securities	$140,435	2.02%	$—	0.0%	$ —	0.0%	$140,435	2.02%	$141,592
Money market funds	36,303	0.98%	—	0.0%	—	0.0%	36,303	0.98%	36,303
Auction rate securities	—	0.0%	—	0.0%	40,430	3.92%	40,430	3.92%	13,916
Cash equivalents and marketable fixed-income securities	$176,738		$—		$40,430		$217,168		$191,811

Foreign Currency Risk. Our earnings and cash flows are subject to fluctuations due to changes in the exchange rates of the principal currency of foreign countries where we operate (Canada, countries in Europe, and India) versus the U.S. dollar. We are exposed to these exchange rate fluctuations as the financial results of our non-U.S. based subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, those results, when translated, may vary from expectations and adversely impact our consolidated results. The cumulative translation effects for subsidiaries using functional currencies other than the U.S. dollar are included in accumulated other comprehensive income in stockholders' equity. We do not currently use derivative instruments to manage our exposure to changes in foreign currency exchange rates as this exposure has had an immaterial impact on our past financial results.

Financial Market Risk. We do not invest in financial instruments or their derivatives for trading or speculative purposes. Included within our investment portfolio at December 31, 2008 were auction rate securities ("ARS") that we purchased for $33.4 million. These investments failed to trade at auctions due to insufficient bids from buyers. While we now earn a premium interest rate on $28.4 million of the ARS that failed to settle in the auction process, the investments cannot be quickly converted into cash and were considered illiquid as of December 31, 2008. We determined that the fair value of those ARS was $13.6 million at December 31, 2008, and we recorded an other-than- temporary impairment of $14.9 million related to a portion of the ARS, recorded as Loss on investments, net in the Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2008. If the ARS issuers are unable to successfully close future auctions and their credit ratings deteriorate, the fair value of those ARS may continue to decline and we may record further other-than-temporary impairment charges. In 2008, an issuer of one of our ARS terminated the ARS trust and issued us preferred shares in the ARS issuer. We paid $7.0 million for those ARS that were replaced with preferred shares, and the fair value of those preferred shares at December 31, 2008 was $365,000, and we recorded an other-than-temporary impairment of $5.7 million and $944,000 related to those ARS for the years ended December 31, 2008 and 2007, respectively, and we now receive non-cumulative dividends on those preferred shares instead of interest payments. If the preferred share issuer continues to have its credit ratings deteriorate, the fair value of those preferred shares may continue to decline and we may record further other-than-temporary impairment charges. In 2008, an issuer of one of our ARS liquidated the trust collateral and replaced it with non-cumulative perpetual preferred shares in the ARS issuer, which has not paid a dividend, and we do not expect it to pay a dividend. We paid $5.0 million for that ARS, and the fair value at December 31, 2008 was zero ($0). The global financial markets experienced unusual and significant distress during 2008 and that distress is continuing and may continue to the end of 2009 and possibly longer, which may continue to impair our ability to liquidate those ARS.

Based on our ability to access our cash and short-term investments, our expected operating cash flows, and our other sources of cash, we do not anticipate that the lack of liquidity of these investments will affect our ability to operate our businesses in the ordinary course.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INFOSPACE, Inc.	Page
Report of Independent Registered Public Accounting Firm	55
Consolidated Balance Sheets	56
Consolidated Statements of Operations and Comprehensive Income (Loss)	57
Consolidated Statements of Stockholders' Equity	58
Consolidated Statements of Cash Flows	59
Notes to Consolidated Financial Statements	60

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
InfoSpace, Inc.
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of InfoSpace, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InfoSpace, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 2, 2009

INFOSPACE, INC.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	December 31, 2008	December 31, 2007 (As restated, see Note 1)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 49,936	$ 498,326
Short-term investments, available-for-sale	141,592	39,019
Accounts receivable, net of allowance of $32 and $202	15,423	17,081
Notes and other receivables	1,349	7,104
Prepaid expenses and other current assets	1,767	1,902
Assets of discontinued operations	—	4,730
Total current assets	210,067	568,162
Property and equipment, net	18,078	10,945
Long-term investments, available-for-sale	13,916	37,472
Goodwill and other intangible assets, net	44,123	44,123
Other long-term assets	4,949	10,722
Total assets	$ 291,133	$ 671,424
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,518	$ 5,148
Accrued expenses and other current liabilities	19,707	78,543
Special dividend payable	—	299,296
Liabilities of discontinued operations	1,109	21,753
Total current liabilities	27,334	404,740
Long-term liabilities	1,475	634
Total liabilities	28,809	405,374
Commitments and contingencies (Note 7)	—	—
Stockholders' equity:		
Common stock, par value $.0001—authorized, 900,000,000 shares; issued and outstanding, 34,796,010 and 34,321,954 shares	3	3
Additional paid-in capital	1,292,360	1,279,225
Accumulated deficit	(1,032,579)	(1,013,880)
Accumulated other comprehensive income	2,540	702
Total stockholders' equity	262,324	266,050
Total liabilities and stockholders' equity	$ 291,133	$ 671,424

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(amounts in thousands, except per share data)

	Years ended December 31,		
	2008	2007 (As restated, see Note 1)	2006
Revenues	$156,727	$140,537	$153,800
Operating expenses:			
Content and distribution	75,969	61,765	62,346
Systems and network operations	11,537	9,800	11,494
Product development	9,931	9,921	6,814
Sales and marketing	24,261	29,259	15,935
General and administrative	24,079	105,083	34,507
Depreciation	7,335	5,542	5,044
Restructuring	17	9,590	62,316
Other, net	(1,897)	(3,248)	—
Total operating expenses	151,232	227,712	198,456
Operating income (loss)	5,495	(87,175)	(44,656)
Loss on investments, net	(28,520)	(2,117)	—
Other income, net	7,149	18,226	19,581
Loss from continuing operations before income tax benefit (expense)	(15,876)	(71,066)	(25,075)
Income tax benefit (expense)	(598)	(13,409)	29,060
Income (loss) from continuing operations	(16,474)	(84,475)	3,985
Discontinued operations:			
Loss from discontinued operations, net of taxes	(1,455)	(25,246)	(19,073)
Gain (loss) on sale of discontinued operations, net of taxes	(770)	131,454	—
Net income (loss)	$(18,699)	$ 21,733	$(15,088)
Earnings (loss) per share—Basic:			
Income (loss) from continuing operations	$ (0.48)	$ (2.59)	$ 0.13
Loss from discontinued operations	(0.04)	(0.77)	(0.61)
Gain (loss) on sale of discontinued operations	(0.02)	4.03	—
Basic net income (loss) per share	$ (0.54)	$ 0.67	$ (0.48)
Weighted average shares outstanding used in computing basic income (loss) per share	34,415	32,640	31,254
Earnings (loss) per share—Diluted:			
Income (loss) from continuing operations	$ (0.48)	$ (2.59)	$ 0.12
Loss from discontinued operations	(0.04)	(0.77)	(0.58)
Gain (loss) on sale of discontinued operations	(0.02)	4.03	—
Diluted net income (loss) per share	$ (0.54)	$ 0.67	$ (0.46)
Weighted average shares outstanding used in computing diluted income (loss) per share	34,415	32,640	33,042
Other comprehensive income (loss):			
Net income (loss)	$(18,699)	$ 21,733	$(15,088)
Foreign currency translation adjustment	(47)	168	456
Unrealized gain (loss) on investments, available-for-sale	1,109	(2,081)	489
Reclassification adjustment for other-than-temporary losses on investments, available-for-sale, included in net loss	776	1,337	—
Cumulative tax effect on unrealized gain on investments, available-for-sale	—	—	(186)
Comprehensive income (loss)	$(16,861)	$ 21,157	$(14,329)

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2008, 2007, and 2006
(in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total
	Shares	Amount				
Balance, December 31, 2005	31,019	$ 3	$1,684,974	$(1,020,525)	$ 519	$ 664,971
Common stock issued for stock options	280	—	3,599	—	—	3,599
Common stock issued for employee stock purchase plan	94	—	1,833	—	—	1,833
Unrealized gain on available-for-sale investments	—	—	—	—	489	489
Excess tax benefits	—	—	4,563	—	(186)	4,377
Foreign currency translation adjustment	—	—	—	—	456	456
Stock-based compensation	—	—	17,928	—	—	17,928
Net loss	—	—	—	(15,088)	—	(15,088)
Balance, December 31, 2006	31,393	3	1,712,897	(1,035,613)	1,278	678,565
Common stock issued for stock options and restricted stock units	1,701	—	9,949	—	—	9,949
Common stock issued for employee stock purchase plan	77	—	1,382	—	—	1,382
Common stock issued for warrants	1,151	—	3,787	—	—	3,787
Unrealized loss on available-for-sale investments	—	—	—	—	(744)	(744)
Foreign currency translation adjustment	—	—	—	—	168	168
Excess tax benefits (As restated, see Note 1)	—	—	14,778	—	—	14,778
Stock-based compensation	—	—	50,283	—	—	50,283
Taxes paid on stock issued for equity awards	—	—	(6,238)	—	—	(6,238)
Common stock repurchased	—	—	(114)	—	—	(114)
Special dividends	—	—	(507,499)	—	—	(507,499)
Net income (As restated, see Note 1)	—	—	—	21,733	—	21,733
Balance, December 31, 2007 (As restated, see Note 1)	34,322	3	1,279,225	(1,013,880)	702	266,050
Common stock issued for stock options and restricted stock units	420	—	16	—	—	16
Common stock issued for employee stock purchase plan	54	—	587	—	—	587
Unrealized gain on available-for-sale investments	—	—	—	—	1,885	1,885
Foreign currency translation adjustment	—	—	—	—	(47)	(47)
Tax effect of equity compensation	—	—	(1,029)	—	—	(1,029)
Stock-based compensation	—	—	15,143	—	—	15,143
Taxes paid on stock issued for equity awards	—	—	(1,582)	—	—	(1,582)
Net loss	—	—	—	(18,699)	—	(18,699)
Balance, December 31, 2008	34,796	$ 3	$1,292,360	$(1,032,579)	$2,540	$ 262,324

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2008	2007 (As restated, see Note 1)	2006
Operating Activities:			
Net income (loss)	$ (18,699)	$ 21,733	$ (15,088)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Loss from discontinued operations	1,455	25,246	19,073
Loss (gain) on sale of discontinued operations	770	(131,454)	—
Loss on investments, net	28,520	2,182	—
Stock-based compensation	14,304	34,058	11,269
Depreciation	7,335	5,542	5,044
Deferred income taxes	(2,667)	12,816	(24,870)
Net gain on sale of assets	(1,897)	(3,409)	(150)
Restructuring	17	9,590	62,316
Excess tax benefits from stock-based award activity	—	(23,700)	—
Other	540	(196)	(28)
Cash provided (used) by changes in operating assets and liabilities:			
Accounts receivable	1,643	(3,657)	4,598
Notes and other receivables	5,228	(3,941)	(517)
Prepaid expenses and other current assets	135	1,499	2,704
Other long-term assets	1,784	(1,862)	(402)
Accounts payable	614	(5,445)	3,184
Accrued expenses and other current and long-term liabilities	(59,264)	33,722	(6,336)
Net cash provided (used) by operating activities	(20,182)	(27,276)	60,797
Investing Activities:			
Purchases of property and equipment	(12,277)	(3,684)	(7,355)
Other long-term assets	(199)	—	—
Proceeds from sale of assets	2,550	2,838	—
Loan to equity investee	—	(2,000)	—
Proceeds from sales and maturities of investments	43,980	294,381	298,288
Purchases of investments	(145,338)	(135,354)	(313,883)
Net cash provided (used) by investing activities	(111,284)	156,181	(22,950)
Financing Activities:			
Special dividend paid	(299,296)	(208,203)	—
Proceeds from stock option and warrant exercises	16	13,736	3,599
Proceeds from issuance of stock through employee stock purchase plan	587	1,382	1,833
Repayment of capital lease obligation	(233)	—	—
Excess tax benefits from stock-based award activity	—	23,700	—
Net cash provided (used) by financing activities	(298,926)	(169,385)	5,432
Discontinued operations:			
Operating activities	(17,998)	33,820	(17,569)
Investing activities	—	342,599	(15,003)
Net cash provided (used) by discontinued operations	(17,998)	376,419	(32,572)
Net increase (decrease) in cash and cash equivalents	(448,390)	335,939	10,707
Cash and cash equivalents, beginning of period	498,326	162,387	151,680
Cash and cash equivalents, end of period	$ 49,936	$ 498,326	$ 162,387
Supplemental disclosure of non-cash financing activities:			
Special dividend payable at year end	$ —	$ 299,296	$ —
Purchases of assets under capital leases	$ 1,601	$ —	$ —
Cash paid for:			
Income taxes for continuing operations	$ 5,117	$ —	$ 185

See notes to consolidated financial statements.

Note 1: The Company and Basis of Presentation

Description of the business: InfoSpace, Inc. (the "Company" or "InfoSpace") uses its technology, including metasearch, to power its branded Web sites and provide private-label online search services to its distribution partners.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Basis of presentation: On October 31, 2007, the Company completed the sale of its directory business to Idearc Inc., for $225.0 million in cash. On December 28, 2007, the Company completed the sale of its mobile business to Motricity, Inc., for $135.0 million in cash. The operating results of the directory and mobile businesses have been presented as discontinued operations for all years presented.

Restatement: Subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2007, the Company identified certain errors affecting the Company's income tax provision for the year ended December 31, 2007 related to the determination of the amount of net operating loss carryforwards utilized in 2007 to offset taxable income for 2007. These errors resulted principally from the recognition of its utilization of alternative minimum tax credit carryforwards, as well as errors related to temporary differences in the tax bases of certain assets and liabilities. As a result of these errors, the Company overstated the portion of the utilization of net operating loss carryforwards that relate to tax deductions associated with the exercise of stock options, which are accounted for as additional paid-in capital, with a corresponding overstatement of its income tax expense from continuing operations in the amount of $6.3 million for the year ended December 31, 2007. The Company also overstated its tax expense related to discontinued operations by $892,000 for the year ended December 31, 2007. These errors also resulted in an overstatement of additional paid-in capital of $7.0 million and an overstatement of accrued expenses and other current liabilities of $160,000 as of December 31, 2007.

The Company believes that the correction of these errors is not material to the 2007 consolidated financial statements, and therefore, the Company is restating its 2007 consolidated financial statements in this Annual Report on Form 10-K.

The effects of this restatement on the Consolidated Balance Sheet as of December 31, 2007 are as follows (in thousands):

	As previously reported	Adjustment	As restated
Accrued expenses and other current liabilities	$ 78,703	$ (160)	$ 78,543
Total current liabilities	$ 404,900	$ (160)	$ 404,740
Total liabilities	$ 405,534	$ (160)	$ 405,374
Additional paid-in capital	$ 1,286,219	$(6,994)	$ 1,279,225
Accumulated deficit	$(1,021,034)	$ 7,154	$(1,013,880)
Total stockholders' equity	$ 265,890	$ 160	$ 266,050

The effects of this restatement on the results of operations for the year ended December 31, 2007 are as follows (in thousands, except per share data):

	As previously reported	Adjustment	As restated
Income tax expense	$(19,671)	$6,262	$(13,409)
Loss from continuing operations	(90,737)	6,262	(84,475)
Loss from discontinued operations, net of taxes	(25,306)	60	(25,246)
Gain on sale of discontinued operations, net of taxes	130,622	832	131,454
Net income	$ 14,579	$7,154	$ 21,733
Net income per share – Basic and diluted			
Loss from continuing operations	$ (2.78)	$ 0.19	$ (2.59)
Loss from discontinued operations	(0.77)	0.00	(0.77)
Gain on sale of discontinued operations	4.00	0.03	4.03
Net income per share	$ 0.45	$ 0.22	$ 0.67

The effects of this restatement on the Consolidated Statements of Stockholders' Equity for the year ended December 31, 2007 are as follows (in thousands):

	As previously reported	Adjustment	As restated
Additional paid-in capital:			
Excess tax benefits	$ 21,772	$(6,994)	$ 14,778
Balance, Additional paid-in capital	$ 1,286,219	$(6,994)	$ 1,279,225
Accumulated deficit:			
Net income	$ 14,579	$ 7,154	$ 21,733
Balance, Accumulated deficit	$(1,021,034)	$ 7,154	$(1,013,880)
Balance, Stockholders' equity	$ 265,890	$ 160	$ 266,050

Form 10-K

The effects of this restatement on cash flows for the year ended December 31, 2007 are as follows (in thousands):

	As previously reported	Adjustment	As restated
Operating activities:			
Net income	$ 14,579	$ 7,154	$ 21,733
Loss from discontinued operations	$ 25,306	$ (60)	$ 25,246
Gain on sale of discontinued operations	$(130,622)	$ (832)	$(131,454)
Deferred income taxes	$ 19,810	$(6,994)	$ 12,816
Excess tax benefits from stock-based award activity	$ (30,694)	$ 6,994	$ (23,700)
Accrued expenses and other current and long-term liabilities	$ 33,882	$ (160)	$ 33,722
Net cash used by operating activities	$ (33,378)	$ 6,102	$ (27,276)
Financing activities:			
Excess tax benefits from stock-based award activity	$ 30,694	$(6,994)	$ 23,700
Net cash used by financing activities	$(162,391)	$(6,994)	$(169,385)
Discontinued operations:			
Operating activities	$ 33,760	$ 60	$ 33,820
Investing activities	$ 341,767	$ 832	$ 342,599
Net cash provided by discontinued operations	$ 375,527	$ 892	$ 376,419
Net increase in cash and cash equivalents	$ 335,939	$ —	$ 335,939

Business combinations: Business combinations accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the business acquired are recorded at their fair value at the date of acquisition.

Segments: The Company's chief executive officer, who is its chief operating decision maker, reviews financial information presented on a consolidated basis accompanied by revenue information disaggregated by geographic region and other measures for purposes of allocating resources and evaluating financial performance. The Company's operations are not organized into components below the consolidated unit level, and operating results are not reported to the chief executive officer for components below the consolidated unit level. Accordingly, the Company's management considers InfoSpace to be in a single reporting segment and a single operating unit structure.

Note 2: Summary of Significant Accounting Policies

Cash equivalents: The Company considers all highly liquid debt instruments with an original maturity of ninety days or less at date of acquisition to be Cash equivalents, which are carried at fair value.

Short-term and long-term investments: The Company principally invests its available cash in investment-grade debt instruments of corporate issuers and in debt instruments of the U.S. Government and its agencies. All debt instruments with original maturities greater than ninety days up to one year from the balance sheet date are considered Short-term investments. Other investments maturing after one year from the balance sheet date are generally considered Long-term investments. The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Financial Accounting Standards Board ("FASB") Staff Position ("FSP") FAS 115-1/124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* and the SEC's SAB Topic 5M, *Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities*. FSP FAS 115-1/124-1 and SAB Topic 5M provide guidance for determining when certain investments are other-than-temporarily impaired. The Company periodically evaluates whether the declines in fair value of its available-for-sale investments are other than temporary. As of December 31, 2008 and 2007, the Company's Short-term and Long-term investments are classified as available-for-sale and are reported at their fair value, with unrealized gains and temporary impairments reported in Other comprehensive income (loss), and other-than-temporary impairments reported as Gains (losses) on investments in the Consolidated Statement of Operations.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the following estimated useful lives:

Computer equipment and software	3 years
Data center servers	3 years
Internally developed software	15 months – 3 years
Office equipment	7 years
Office furniture	7 years
Leasehold improvements	Shorter of lease term or economic life

The Company has capitalized certain internal use software development costs in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Costs capitalized primarily consist of employee salaries and benefits allocated on a project or product basis. The Company capitalized $1.7 million, $1.5 million, and $1.1 million of internal-use software costs in the years ended December 31, 2008, 2007, and 2006, respectively.

Valuation of goodwill and intangible assets: In accordance with SFAS No. 142, *Goodwill and Intangible Assets*, the Company evaluates Goodwill and Other intangible assets at least annually to determine whether there has been any impairment of the value of these assets and evaluates impairment whenever events or changes in circumstances, including material changes in the fair value of the Company's outstanding common stock, indicate that the carrying amount of the Company's assets might not be recoverable. The Company also accounts for definite-lived intangible assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

There has been no change in the Company's Goodwill during the period from January 1, 2007 to December 31, 2008, and the Company held $43.9 million of Goodwill on its balance sheet as of December 31, 2008 and 2007.

Other intangible assets consisted of the following (in thousands):

	December 31, 2008 and 2007		
	Gross carrying amount	Accumulated amortization	Other intangible assets, net
Definite-lived intangible assets:			
Core technology	$ 800	$ (800)	$—
Other	6,667	(6,667)	—
Total definite-lived intangible assets	7,467	(7,467)	—
Indefinite-lived intangible assets	183	—	183
Total	$7,650	$(7,467)	$183

Assuming the Company does not acquire businesses or intangible assets in 2009, no amortization of definite-lived intangible assets is expected in 2009.

Impairment and Allocation Analyses: In the years ended December 31, 2008, 2007, and 2006, the Company conducted its annual impairment analyses for goodwill and indefinite-lived intangible assets as of November 30, 2008, 2007, and 2006 and determined that the carrying value of its goodwill and indefinite-lived intangible assets, other than in connection with its 2006 restructuring, was not impaired. Before 2008, the annual impairment analyses were based on a valuation of the Company's reporting units using a combination of the Company's quoted stock price and projections of future discounted cash flows for each reporting unit. Upon the sale of the mobile business in 2007, the Company determined that it no longer operates separate reporting units. Therefore, the methodology used for the Company's 2008 analysis compared the balance of its stockholders' equity to the fair value of its outstanding common stock based on the Company's quoted stock price.

In the year ended December 31, 2007, related to the sale of its directory business, the Company allocated $60.5 million of goodwill to discontinued operations from its former Online segment, based on an analysis using a combination of the revenues, direct contribution to profit and cash flows of the directory and search businesses, and the Company's quoted stock price.

In the year ended December 31, 2006, as part of its restructuring, the Company evaluated its intangible assets and recorded an impairment charge of $12.6 million related to certain definite-lived intangible assets acquired in acquisitions and, accordingly, the Company determined that an impairment occurred and, in addition, as part of the restructuring, Goodwill was evaluated and an impairment charge of $31.9 million was recorded. These impairments are recorded in Restructuring.

Other investments: The Company has invested in equity investments of privately-held companies for business and strategic purposes. Investments in companies whose securities are not publicly traded are recorded at cost. Realized gains are recorded based on the identified specific cost of the investment sold. Warrants held by the Company to purchase equity securities are included in the Consolidated Balance Sheets at their fair value with changes in fair value recorded as Gains or losses on investments in the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company does not exercise significant influence over the operating or financial policies of any of the non-public companies in which it has invested and therefore accounts for such investments under the cost method and records the investment in Other long-term assets. The Company accounts for these investments in equity instruments in accordance with FSP FAS 115-1/124-1 and SAB Topic 5M which provide guidance on determining when an investment is other-than-temporarily impaired. The Company periodically evaluates whether the declines in fair value of its equity investments are other-than-temporary, and reports other-than-temporary impairments as Losses on investments, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Revenues: The Company generates revenues from its search services. Revenues are generated when an end user of its services clicks on a paid search link displayed on one of the Company's owned and operated Web sites or through a distribution partner's Web property, on which the Company provides private-label online search products and services.

Search revenue is recorded on a gross basis in accordance with Emerging Issues Task Force Issue 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.* The Company is the primary obligor in the revenue-generating relationships with its search engine customers; it separately negotiates each revenue or unit pricing contract independent of any revenue sharing arrangements and assumes the credit risk for amounts invoiced to such customers. Revenues are recognized in the period in which a paid search occurs and are based on the amounts earned by and remitted to the Company. The Company, through its meta-search technology, determines the paid search results, content and information directed to its owned and operated Web sites and its distribution partners' Web properties. The Company earns revenue from its search engine customers by providing paid search results generated from its distribution partners' Web properties based on separately negotiated and agreed-upon terms with each distribution partner.

Content and distribution expenses: Content and distribution expenses consist principally of costs related to revenue sharing arrangements with distribution partners in connection with the search services for Web properties of the Company's distribution partners and other content or data licenses.

System and network operation expenses: System and network operation expenses are costs associated with the delivery, maintenance and support of the Company's products, services and infrastructure and principally consists of personnel costs, which include salaries, benefits and other employee related costs, stock-based compensation, and temporary help and contractors to augment staffing needs, communication costs, such as high-speed Internet access and hosting, equipment maintenance and repair, and professional service fees.

Product development expenses: Product development expenses consist principally of personnel costs, which include salaries, benefits and other employee related costs, stock-based compensation, and temporary help and contractors to augment staffing needs, for research, development, support and ongoing enhancements of the Company's products and services.

Sales and marketing expenses: Sales and marketing expenses consist principally of personnel costs, which include salaries, benefits and other employee related costs, stock-based compensation, and temporary help and contractors to augment staffing needs, and marketing expenses associated with our owned and operated Web sites, consisting of agency fees, brand promotion expense, market research expense and online direct marketing expense associated with traffic acquisition. Costs for advertising are recorded as expense when the advertisement appears or electronic impressions are recorded. Advertising expense totaled $11.4 million, $4.3 million, and $4.1 million for the years ended December 31, 2008, 2007, and 2006, respectively.

General and administrative expenses: General and administrative expenses consist principally of personnel costs, stock-based compensation, professional service fees, which include legal, audit, and Securities and Exchange Commission ("SEC") and Sarbanes-Oxley Act compliance fees, occupancy and general office expenses, and general business development and management expenses.

Stock-based compensation: The Company measures and recognizes its compensation expense for all share-based payment awards made to employees and directors including stock option grants and purchases of stock made pursuant to the Company's 1998 Employee Stock Purchase Plan (the "ESPP") based on estimated fair values in accordance with SFAS No. 123(R), *Share-Based Payment*. Expense is recognized on a straight-line basis over the requisite vesting period for each separately vesting portion of the award.

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes-Merton option-pricing model. The value of the award's portion that is ultimately expected to vest is recognized as expense over the requisite service periods in the accompanying Consolidated Financial Statements for the years ended December 31, 2008, 2007, and 2006.

Employee Benefit Plan: The Company has a 401(k) savings plan covering its U.S. based employees. Eligible employees may contribute through payroll deductions. The Company may match the employees' 401(k) contributions at the discretion of the Company's Board of Directors. During 2008, 2007, and 2006, the Company's Board of Directors elected to match a portion of the 401(k) contributions made by employees of the Company. The amount contributed by the Company is equal to a maximum of 50% of employee contributions up to a maximum of 3% of an employee's salary. For the years ended December 31, 2008, 2007, and 2006, the Company contributed $327,000, $315,000, and $420,000, respectively, for employees of continuing operations.

Restructuring charges: Restructuring charges reflect actual and estimated costs associated with the reductions in workforce and costs associated with the closures of certain Company facilities. In 2007, the Company sold its directory and mobile service businesses and, as a result, committed to a plan to make operational changes to its business, which included a reduction in workforce and, as part of the workforce reduction, consolidation of facilities. In 2006, as a result of being informed by one of its carrier partners that it intended to develop direct relationships for mobile ringtone content with the major record labels beginning in 2007, the Company committed to a plan to make operational changes, which included a reduction in workforce and, as part of the workforce reduction, consolidation of facilities. Charges associated with these restructuring plans are accounted for in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Changing business conditions may affect the assumptions related to the timing and extent of restructuring activities. The Company will review the status of these activities on a quarterly basis and, if appropriate, record changes based on updated estimates.

Other, net: Other, net consists of gains or charges that are not directly associated with other revenues or operating expense classifications. Other, net during the years ended December 31, 2008 and 2007 of $1.9 million and $3.2 million, respectively, primarily consisted of the gains on sales of non-core assets. There were no Other, net charges in the year ended December 31, 2006.

Other income, net: Other income, net for the years ended December 31, 2008, 2007, and 2006, consists of the following (in thousands):

	Years ended December 31,		
	2008	2007	2006
Interest income	$7,315	$18,194	$19,681
Gain contingency resolution	1,124	—	—
Foreign currency exchange loss	(661)	(129)	(42)
Gain (loss) on disposal of property and equipment	(629)	161	49
Other items, net	—	—	(107)
Other income, net	$7,149	$18,226	$19,581

Income (loss) from discontinued operations and gain (loss) on sale of discontinued operations: In 2007, the Company completed the sale of its directory and mobile businesses and has reflected the results of operations from these businesses as discontinued operations for all periods presented.

For the years ended December 31, 2008, 2007, and 2006, the Company recorded income from the operating results of its directory and mobile businesses. The Company recorded a gain on sale of Directory of $48,000, net of tax expense of $26,000, and $57.3 million, net of tax expense of $79.2 million in the years ended December 31, 2008 and 2007, respectively, and the Company recorded a loss on sale of Mobile of $818,000, net

Form 10-K

of tax benefit of $780,000, and a gain of $74.2 million, net of tax expense of $38.7 million, in the years ended December 31, 2008 and 2007, respectively. These amounts consist of the following (in thousands):

Directory	Years ended December 31, 2008	2007	2006
Revenue from discontinued operations	$—	$28,882	$33,103
Income from discontinued operations before taxes	204	11,349	14,748
Income tax expense	(76)	(4,213)	(5,191)
Income from discontinued operations, net of taxes	$128	$ 7,136	$ 9,557
Gain on sale of discontinued operations, net of taxes	$ 48	$57,272	$ —

Mobile	Years ended December 31, 2008	2007	2006
Revenue from discontinued operations	$ 127	$103,488	$184,834
Loss from discontinued operations before taxes	(2,098)	(50,100)	(43,299)
Income tax benefit	515	17,718	14,669
Loss from discontinued operations, net of taxes	$(1,583)	$(32,382)	$(28,630)
Gain (loss) on sale of discontinued operations, net of taxes	$ (818)	$ 74,182	$ —

In 2007, the Company recorded employee expenses of $460,000 for the directory business and $11.6 million for the mobile business related to the cash distributions to shareholders associated with discontinued operations.

Assets and liabilities from discontinued operations at December 31, 2008 and 2007 for the mobile business consist of the following (in thousands), there were no assets or liabilities related to the directory business at December 31, 2008 and 2007:

Mobile	December 31, 2008	December 31, 2007
Accounts receivable	$ —	$ 4,730
Assets of discontinued operations	$ —	$ 4,730
Accounts payable	31	3,214
Accrued expenses and other current liabilities	1,078	18,539
Liabilities of discontinued operations	$1,109	$21,753

Net income (loss) per share: Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common shares outstanding plus the number of potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options and warrants using the treasury stock method. Potentially dilutive shares are excluded from the computation of earnings per share if their effect is antidilutive.

The treasury stock method calculates the dilutive effect for stock options and warrants with an exercise price less than the average stock price during the period presented.

In thousands	Years ended December 31, 2008	2007	2006
Weighted average common shares outstanding, basic	34,415	32,640	31,254
Dilutive stock options and warrants	—	—	1,788
Weighted average common shares outstanding, diluted	34,415	32,640	33,042
Antidilutive stock option, restricted stock unit, and warrant equivalents excluded from dilutive share calculation	930	3,034	932
Outstanding stock options and warrants with an exercise price more than the average price during the year not included in dilutive share calculation	4,865	5,283	6,323

Other Comprehensive Income: Comprehensive income includes Net income (loss), plus items that are recorded directly to stockholders' equity, including foreign currency translation adjustments and the net change in unrealized gains and losses on short-term and long-term investments. Included in the net change in unrealized gains and losses are realized gains or losses included in the determination of Net income (loss) in the period realized. Amounts reclassified out of Other comprehensive income into Net income (loss) were determined on the basis of specific identification. Components of Accumulated other comprehensive income included on the Consolidated Balance Sheets at December 31, 2008 and 2007 consist of the following (in thousands):

	December 31, 2008	2007
Unrealized gain on foreign currency translation	$1,544	$1,591
Unrealized gain (loss) on available-for-sale investments, including tax of $186	996	(889)
	$2,540	$ 702

Foreign currencies: Foreign subsidiary financial statements are denominated in foreign currencies and are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average rates of exchange prevailing during the period. Realized gains and losses on foreign currency transactions are included in Other income, net.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term and long-term investments and trade receivables. These instruments are generally unsecured and uninsured. The Company places its cash equivalents and investments with major financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States operating in a variety of industries and geographic areas. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Revenue concentration: The Company derives a significant portion of its revenues from a small number of customers. Revenues from the top two customers of the Company represented 95% or more of total revenues in each of the years ended December 31, 2008, 2007, and 2006, respectively. These customers each accounted for more than 10% of total revenues in the years ended December 31, 2008, 2007, and 2006. At December 31, 2008 and 2007, these two customers each accounted for more than 10% of the accounts receivable balance.

As discussed further in "Note 1: The Company and Basis of Presentation," upon the sale of the mobile business in 2007, the Company determined that it no longer operates separate reporting units. Geographic revenue information, as determined by the location of the customer, is presented below (in thousands):

	Years ended December 31,		
	2008	2007	2006
United States	$152,886	$136,537	$150,795
International	3,841	4,000	3,005
Total	$156,727	$140,537	$153,800

Fair value of financial instruments: Financial instruments consist primarily of Cash and cash equivalents, Investments, Notes and other receivables, Prepaid expenses and other assets, Accounts payable, Accrued expenses and other current liabilities, Deferred revenues and warrants in other entities. The carrying amount of financial instruments not recorded at fair value on the Consolidated Balance Sheets approximates the fair value of such instruments.

Derivative instruments: The Company follows SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted, which requires that all derivatives be recorded on the balance sheet at fair value. The Company accounts for all derivatives by recognizing the changes in their fair values as gains or losses on the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Income taxes: The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax basis of assets and liabilities. The Company evaluates the deferred tax assets for future realization and reduces them by a valuation allowance to the extent management of the Company believes that they more likely than not will not be realized. Management considers many factors when assessing the likelihood of future realization of the Company's deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available for tax reporting purposes, and other relevant factors. Due to the size of the net operating loss carryforwards, their expiration beginning in 2020, and the Company's recent level of annualized profitability, management has determined that sufficient uncertainty exists regarding the realizability of the deferred tax assets and has provided a full valuation allowance. The Company will continue to evaluate the likelihood of the realization of the deferred tax assets. Significant judgment is required in making this assessment, and it is very difficult to predict when, if ever, the Company may conclude that any portion of the deferred tax assets are more likely than not realizable.

At December 31, 2008 and 2007, the Company evaluated the realizability of its remaining deferred tax assets. That evaluation considered, among other factors, the future revenue levels, trends in the industry and the current macroeconomic environment. Based on that evaluation, the Company determined the net deferred tax assets were not more likely than not realizable and provided a valuation allowance against its deferred tax assets. At December 31, 2008 and 2007, the Company provided valuation allowances of $321.7 million and $324.3 million, respectively, against its deferred tax assets related to net operating loss carryforwards and other temporary differences.

Lease accounting: The Company leases office space and computer equipment used in its data centers. All leases are accounted for under the guidance provided by SFAS No. 13, *Accounting for Leases*. These leases are classified as either capital leases or operating leases, as appropriate. The amortization of assets under capital leases is included with depreciation expense. For the year ended December 31, 2008, $341,000 of amortization for assets acquired under capital leases was included in depreciation expense. For the years ended December 31, 2007 and 2006, the Company did not have any equipment leased under capital leases.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for impairment of goodwill and other intangible assets, useful lives of other intangible assets, purchase accounting, valuation of investments and other-than-temporary impairment of investments, revenue recognition, the estimated allowance for sales returns and doubtful accounts, restructuring-related liabilities, accrued contingencies, stock option valuation, and valuation allowance for deferred tax assets. Actual amounts may differ from estimates.

Note 3: Balance Sheet Components

Short-term and long-term investments classified as available-for-sale at December 31, 2008 and 2007 consisted of the following, stated at fair value (in thousands):

	December 31,	
	2008	2007
Corporate notes and bonds	$ —	$18,109
U.S. Government securities	141,592	20,910
Short-term investments	141,592	39,019
Auction rate securities classified as long-term investments	13,916	37,472
Total investments available-for-sale	$155,508	$76,491

Maturity information was as follows for investments classified as available-for-sale at December 31, 2008 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Within one year	$140,410	$1,182	$—	$141,592
Auction rate securities (greater than one year)	13,916	—	—	13,916
Total	$154,326	$1,182	$—	$155,508

Form 10-K

At December 31, 2007, there were gross unrealized gains of $65,000 and gross unrealized losses of $783,000.

	December 31, 2008	December 31, 2007
Property and equipment	(In thousands)	
Computer equipment and data center	$ 13,917	$ 28,113
Purchased software	7,816	4,983
Internally developed software	5,632	3,615
Office equipment	2,212	2,265
Office furniture	1,041	2,684
Leasehold improvements and other	3,091	7,355
	33,709	49,015
Accumulated depreciation	(16,041)	(38,664)
	17,668	10,351
Capital projects in progress	410	594
	$ 18,078	$ 10,945

Included in computer equipment and data center was $1.6 million of assets acquired under capital lease. At December 31, 2008, the current portion of capital lease obligation was $593,000 and the non-current portion of capital lease obligation was $775,000.

	December 31, 2008	December 31, 2007
Accrued expenses and other current liabilities	(In thousands)	
Accrued distribution partner obligations	$11,544	$14,132
Salaries and related expenses	2,599	4,247
Customer deposits	1,537	4,421
Accrued legal and other consulting expenses	1,360	3,713
Accrued rent	1,138	803
Other	932	6,234
Capital lease obligation	593	—
Accrued restructuring	4	7,628
Accrued payments to employees related to cash distribution made to shareholders	—	37,365
	$19,707	$78,543

	December 31, 2008	December 31, 2007
Long-term liabilities	(In thousands)	
Unrecognized tax benefit	$ 634	$634
Capital lease obligation	775	—
Deferred revenue	66	—
	$1,475	$634

Form 10-K

Note 4: Fair Value Measurements

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, issued by the FASB. SFAS No. 157 defines fair value, establishes a framework for measuring fair value for the purposes of GAAP, and expands required disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy of the Company's financial assets carried at fair value and measured on a recurring basis is as follows (in thousands):

		Fair value measurements at the reporting date using		
	December 31, 2008	Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 36,501	$ 36,501	$—	$ —
Available-for-sale securities	155,143	141,592	—	13,551
Equity investment	—	—	—	—
Warrants	—	—	—	—
Preferred shares	365	—	—	365
	$192,009	$178,093	$—	$13,916

The Company's available-for-sale securities include $13.6 million of auction rate securities ("ARS"), which are classified as long-term, in the Level 3 category within the input hierarchy, because there are significant unobservable inputs associated with those investments. The Company's ARS are floating rate securities with either long-term maturities or no maturity date, which are marketed by financial institutions with auction reset dates primarily at 28-day intervals to provide short-term liquidity and pay interest rates at 2% above the London Interbank Offered Rate ("LIBOR"). Beginning in August 2007, auctions for the ARS that the Company held at December 31, 2008 began to fail due to insufficient bids from buyers which resulted in higher interest rates being earned on those securities. The Company recognized $24.3 million and $2.2 million in Loss on Investments, net during the years ended December 31, 2008 and 2007, respectively.

The Company owns two types of ARS. The first type of ARS is collateralized by investment-grade corporate debt and prime-rated mortgage-backed debt, has a long-term maturity date, and is insured in the event of default by monoline insurance companies. The Company paid $21.4 million for its holdings at December 31, 2008 in this type of ARS, and determined the fair values by using discounted cash flow models for both the ARS trust payments and the monoline insurer payments, weighted by the probabilities of trust default and the fair value of the collateral. Those models relied upon certain unobservable inputs including management's estimate of the holding periods, ranging from 6 to 28 years for the ARS trusts and from 16 to 42 years for the monoline insurers, the annual discount rates applied to future cash flows, which management primarily based on the historical credit default swap rates for comparable ARS trust entities and monoline insurance companies, ranging from 4% to 36% in excess of LIBOR for the ARS trusts and from 16% to 49% in excess of LIBOR for the monoline insurers, and management's estimate of the probabilities of ARS trust default, ranging from 0% to 50%.

The second type of ARS has no maturity date and, in the event of default or liquidation of the collateral by the ARS issuer, the Company or ARS trust is entitled to receive non-convertible preferred shares in the ARS issuer; ARS of that type are also known as auction rate preferred securities ("ARPS"). The Company originally paid $12.0 million for the ARS that it held at December 31, 2008. In 2008, an issuer of one of the Company's

ARPS liquidated the collateral and replaced it with non-cumulative perpetual preferred shares in the ARPS issuer. The Company paid $5.0 million for that ARPS, and the fair value at December 31, 2008 was zero ($0). The Company determined the fair value of that ARPS at December 31, 2008 by using a discounted cash flow model for the preferred dividend payments, weighted by the estimated probability of dividend payments being declared and paid. The model relied upon certain unobservable inputs including management's estimate of the holding period, which was 40 years, the annual discount rates applied to future cash flows, which management primarily based on the historical credit default swap rates for the ARPS issuers, ranging from 49% to 82% in excess of LIBOR, and management's estimate of the probability of dividends being declared and paid, which was 0%. No dividend has been declared or paid on that ARPS and the Company does not expect a dividend to be declared or paid in the future. In 2008, an issuer of certain of the Company's ARPS terminated the ARPS trusts and issued the Company non-cumulative perpetual preferred shares in the ARPS issuer. The Company paid $7.0 million for those ARPS, and the fair value of the preferred shares at December 31, 2008 was $365,000. The Company determined the fair values of those preferred shares at December 31, 2008 by using discounted cash flow models for the preferred dividend payments, weighted by the estimated probabilities of dividend payments being declared and paid. The models relied upon certain unobservable inputs including management's estimate of the holding periods, which were 40 years, the annual discount rates applied to future cash flows, which management primarily based on the historical credit default swap rates for the ARPS issuer, ranging from 22% to 47% in excess of LIBOR, and management's estimate of the probabilities of dividends being declared and paid, ranging from 0% to 50%. Dividends have been declared and paid on those preferred shares subsequent to December 31, 2008. For the remaining ARPS, for which the Company paid $7.0 million, there was a single issuer, and the Company determined their fair values of an aggregate $1.8 million at December 31, 2008 by using discounted cash flow models for the ARPS trust payments, weighted by the management's estimated probability of trust default. The models relied upon certain unobservable inputs including management's estimate of the holding periods, which were 40 years, the annual discount rate applied to future cash flows, which was primarily based on the historical credit default swap rates for the ARPS issuer, ranging from 11% to 24% in excess of LIBOR, and management's estimate of the probabilities of trust default, which was 0%.

While the Company receives regular interest payments for all but one of the ARS that it holds, the Company does not expect to be able to receive the principal amounts until one or more of the following events occur: future auctions of those ARS are successful, the Company sells those securities in a secondary market which is currently not active, or the issuers redeem those ARS.

Changes in the fair values of financial assets measured on a recurring basis by using significant Level 3 inputs in the year ended December 31, 2008 are as follows (in thousands):

	Financial assets using significant Level 3 inputs for determining fair value Year ended December 31, 2008						
	ARS	ARPS	Total ARS and ARPS	Preferred shares	Equity Investment	Warrants	Total
Balance at January 1, 2008	$20,905	$ 16,567	$ 37,472	$—	$ 2,000	$ 188	$ 39,660
Other-than-temporary impairment	(9,689)	(14,643)	(24,332)	—	(2,000)	(188)	(26,520)
Temporary impairment	(1,279)	—	(1,279)	—	—	—	(1,279)
Temporary impairment reclassified to other-than-temporary	1,804	251	2,055	—	—	—	2,055
Replacement of ARPS with preferred shares	—	(365)	(365)	365	—	—	—
Balance at December 31, 2008	$11,741	$ 1,810	$ 13,551	$365	$ —	$—	$ 13,916

In the year ended December 31, 2008, the Company recorded an other-than-temporary impairment of its available-for-sale investments in Loss on investments, net in the Consolidated Statement of Operations and Comprehensive Income (Loss) of $24.3 million, which included $776,000 of impairments previously classified as temporary. The Company recorded ARS investment impairments in Loss on investments, net of $2.2 million and zero ($0) in the years ended December 31, 2007 and 2006, respectively.

The Company reviews the impairments of its available-for-sale investments in accordance with the provisions of SFAS No. 115 and related guidance issued by the FASB and the SEC. The Company classifies the impairment of any individual ARS as either temporary or other-than-temporary. The differentiating factors between temporary and other-than-temporary impairments are primarily the length of the time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2007, the Company held warrants to purchase shares in a privately-held company that had a carrying value of $188,000. In the year ended December 31, 2008, the Company recorded a charge of $188,000 related to those warrants in Loss on investments, net in the accompanying Consolidated Statement of Operations and Comprehensive Income (Loss), reducing the carrying value of those warrants to zero ($0). The warrants are classified in Other long-term assets, in Level 3, because there are significant unobservable inputs associated with them. The Company considers the warrants to be derivatives, and follows SFAS No. 133 as amended and interpreted, which requires that all derivatives be carried at fair value. The Company accounts for all derivatives by recognizing the changes in their fair values as gains or losses on investments in its Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company uses fair value measurements on a recurring basis in the assessment of its equity investment in a privately-held company classified as Other long-term assets, in Level 3, because there are significant unobservable inputs associated with them. In the year ended December 31, 2008, the Company recorded an other-than-temporary impairment charge of $2.0 million, reducing the carrying value of its investment in that privately-held company to zero ($0). The Company assesses its investment in that privately-held company for impairment in accordance with FSP FAS 115-1/124-1 and the SEC's SAB Topic 5M. The Company did not record any impairment charges for the investment in a privately-held company in the years ended December 30, 2007 and 2006.

In the years ended December 31, 2008, 2007 and 2006, the Company did not measure the fair value of any of its assets or liabilities other than cash equivalents, available-for-sale investments, warrants and investment in a privately-held company. The Company's management considers the carrying values of accounts receivable, notes and other receivables, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities and assets and liabilities of discontinued operations to approximate fair values primarily due to their short-term nature.

Note 5: Stockholders' Equity

Stock Incentive Plans

The Company's stock incentive plans generally provide employees, officers, directors, independent contractors and consultants of the Company an opportunity to purchase shares of stock pursuant to options which are not described in Section 422 of Section 422 of the Internal Revenue Code of 1986, as amended (nonqualified stock options). The plans also provide for the sale or bonus of stock to eligible individuals in connection with the performance of service for the Company. Finally, the plans authorize the grant of stock appreciation rights, either separately or in tandem with stock options, which entitle holders to cash compensation measured by appreciation in the value of the stock. The stock incentive plans are administered by the Compensation Committee, which is composed of non-employee directors. The Company issues new shares upon exercise of options and upon the vesting of restricted stock units ("RSUs").

1996 Plan: The Company primarily has one stock plan that was used for grants during 2008, 2007, and 2006. On December 5, 2006, the 1996 Plan was amended to permit grants of RSUs. RSUs granted under the 1996 Plan in 2008 and 2007 typically are scheduled to vest over three years or less with a one-year cliff and ratably thereafter on a semi-annual basis. RSUs granted in 2006 vested over two years with 50% vesting at the end of the first year and 50% vesting at the end of the two-year period. Options granted in 2008, 2007, and 2006 under the Restated 1996 Flexible Stock Incentive Program (the "1996 Plan") vest over a period of up to four years, with either 100%, 50%, 33 1/3%, or 25% vesting one year from the date of grant and ratably thereafter on a semi-annual basis, and expire seven years from the date of grant. Options granted prior to 2006 under the 1996 Plan typically vest over four years, either 25% one year from the date of grant and ratably thereafter on a monthly basis or 25% one year from the date of grant and ratably thereafter on a semi-annual basis, and expire seven or ten years from the date of grant. Shares underlying options available under the 1996 Plan increase annually on the first day of January by an amount equal to the lesser of (A) five percent of the Company's outstanding shares at the end of the Company's preceding fiscal year, or (B) a lesser amount determined by the Board of Directors. The 1996 Plan limits the number of shares of common stock that may be granted to any one individual pursuant to stock options in any fiscal year of the Company to 800,000 shares, plus an additional 800,000 shares in connection with his or her initial employment with the Company, which grant shall not count against the limit. If an option is surrendered or for any other reason ceases to be exercisable in whole or in part, the shares which were subject to the option but on which the option has not been exercised shall continue to be available under the 1996 Plan.

2001 Plan: In February 2001, the Company implemented the 2001 Nonstatutory Stock Option Plan (the "2001 Plan"), under which nonqualified stock options to purchase common stock or shares of restricted stock may be granted to employees. Under the 2001 Plan, 2.5 million shares of common stock are authorized for grant of options or issuance of restricted stock. Options granted in 2006 under the 2001 Plan expire seven years from the date of the grant and vest over three years, with 33% vesting one year from the date of grant and ratably thereafter on a semi-annual basis. Options granted prior to 2006 under the 2001 Plan expire ten years from the date of the grant and vest over two years, with 50% vesting ratably on a monthly basis for the first 24 months and the remaining 50% balance vesting at the end of the two-year period.

Plans assumed through acquisition: In addition to the plans described above, the Company has five option plans assumed through acquisitions. Options granted under these plans typically vest over a four-year period, 25% one year from the date of grant and ratably thereafter on a quarterly basis and expire six years from the date of grant.

A summary of the general terms of options to purchase common stock and RSUs previously granted under these plans, including options outstanding and available for grant at December 31, 2008, is as follows:

	1996 Plan	2001 Plan	Switchboard Plan	Other Plans
Requisite service period in years	4 or less	3 or less	4	4
Life in years	7 or 10	7 or 10	6	6 or 10
Options and RSUs outstanding at December 31, 2008	5,216,443	199,899	33,150	451
Options and RSUs available for grant at December 31, 2008	2,960,524	1,588,739	423,801	—

Options: Activity and pricing information regarding all options, excluding the InfoSpace, Inc. and Saraide Inc. 2000 Stock Plan (the "Tandem Plan"), are summarized as follows:

	Options	Weighted average exercise price
Outstanding December 31, 2005	8,034,075	$29.33
Granted	3,536,650	24.06
Cancelled	(2,223,243)	29.66
Exercised	(279,664)	12.90
Outstanding December 31, 2006	9,067,818	27.70
Granted	100,500	23.98
Cancelled	(2,135,982)	30.89
Exercised	(608,961)	16.33
Outstanding December 31, 2007	6,423,375	27.66
Granted	1,170,000	10.36
Cancelled	(3,403,465)	32.50
Expired	(9,107)	18.43
Exercised	(3,365)	4.67
Outstanding December 31, 2008	4,177,438	$19.02
Options exercisable, December 31, 2008	3,069,055	$21.97
Options exercisable and expected to vest after December 31, 2008*	3,988,391	$19.39

* Options expected to vest reflect an estimated forfeiture rate.

Form 10-K

All grants in 2008, 2007, and 2006 were made at an exercise price equal to the market price at the date of grant. Additional information regarding options outstanding for all plans, excluding the Tandem Plan, as of December 31, 2008, is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (yrs.)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 4.70 – 8.99	129,268	6.6	$ 7.96	9,268	$ 6.34
$ 9.00 – 9.99	762,500	4.5	9.24	600,000	9.20
$ 10.00 – 12.99	833,062	6.2	10.74	57,562	10.21
$ 13.00 – 14.99	680,279	1.5	14.78	680,279	14.78
$ 15.00 – 23.99	144,958	4.2	21.83	110,712	21.77
$ 24.00 – 24.99	1,090,784	3.5	24.34	1,077,272	24.33
$ 25.00 – 33.99	163,031	3.7	28.52	160,406	28.52
$ 34.00 – 585.63	373,556	2.3	48.20	373,556	48.20
Total	4,177,438	3.9	$19.02	3,069,055	$21.97

Restricted Stock Units: Activity and weighted average grant date fair value information regarding all restricted stock unit grants are summarized as follows:

	Restricted stock	Weighted average grant date fair value
Outstanding December 31, 2005	—	$ —
Granted	1,355,970	20.38
Forfeited	(600)	20.38
Outstanding December 31, 2006	1,355,370	20.38
Granted	2,110,965	21.43
Forfeited	(1,057,311)	20.91
Released	(1,708,525)	21.09
Outstanding December 31, 2007	700,499	21.02
Granted	1,576,172	9.75
Forfeited	(406,282)	15.37
Released	(597,884)	15.02
Outstanding December 31, 2008	1,272,505	$11.68
Expected to vest after December 31, 2008*	1,051,235	$11.68

* RSUs expected to vest reflect an estimated forfeiture rate.

Tandem Plan: On April 17, 2000, the Company initiated the Tandem Plan, a tandem plan under which incentive options and nonqualified stock options to purchase common stock may be granted to employees of Saraide, Inc. ("Saraide"), a subsidiary of the Company. Under the Tandem Plan, Saraide employees receiving the grant received an option to purchase Saraide stock or stock of the Company. At the time of exercise, the employee chooses the option to exercise the Saraide option or the InfoSpace option. Upon exercise of one option, rights in the option of the other company are cancelled. Under the Tandem Plan, options to purchase 1,000,000 shares of the Company's common stock were reserved for grants. Options under the Tandem Plan expire ten years from the date of the grant. Options under this plan generally vest over four years, 25% one year from date of grant and ratably thereafter on a monthly basis. As of December 31, 2008, no shares of InfoSpace common stock remain available for grant of options under the Tandem Plan.

Activity and pricing information regarding the Tandem Plan is summarized as follows:

	Options	Weighted average exercise price
Outstanding December 31, 2005	1,267	$454.38
Cancelled	(267)	454.38
Outstanding December 31, 2006	1,000	454.38
Outstanding December 31, 2007	1,000	454.38
Cancelled	(1,000)	454.38
Outstanding and exercisable at December 31, 2008	—	$ —

Warrants: The Company issued warrants in connection with the Company's 1998 private placement offerings and agreements to provide white pages directory and classified information services. In May 2007, 1,150,761 shares were issued due to the exercise of warrants. Of these shares, 749,720 shares were issued for an aggregate price of $3.8 million, an average exercise price of $5.05 per share and 401,041 shares were issued pursuant to the net exercise provision of 641,678 warrants. For the years ended December 31, 2008 and 2006, no warrants were exercised and the remaining warrants expired in 2008.

Other Plans:

1998 Employee Stock Purchase Plan: The Company adopted the ESPP in August 1998. The ESPP is intended to qualify under Section 423 of the Code and permits eligible employees of the Company and its subsidiaries to purchase common stock through payroll deductions of up to 15% of their compensation. Under the ESPP, no employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. In addition, owners of 5% or more of the Company's or one of its subsidiary's common stock may not participate in the ESPP. An aggregate of 1,360,000 shares of common stock are authorized for issuance under the ESPP. The ESPP was implemented with six-month offering periods that begin on each February 1 and August 1. The price of common stock purchased under the ESPP is the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of an offering period. The ESPP does not have a fixed expiration date, but may be terminated by the Company's Board of Directors at any time. There were 54,311, 76,772, and 94,404 shares issued for the ESPP periods that ended in 2008, 2007, and 2006, respectively. During the year ended December 31, 2008, financing cash generated for the purchase of shares through the ESPP amounted to $437,000. The Company issues new shares upon purchase through the ESPP.

Stock Repurchase Plan: On June 16, 2008, the Company's Board of Directors authorized the repurchase of up to $100 million of the Company's outstanding common stock over the succeeding twelve months. On June 8, 2007 and May 30, 2006, the Company's Board of Directors approved a stock repurchase plan whereby the Company may purchase up to $100 million of its common stock in open-market transactions during the succeeding twelve month periods. Any repurchased shares will be retired and resume the status of authorized but unissued shares of common stock. Under the repurchase plan, during 2008, 2007, and 2006, the Company did not repurchase any shares.

Dividends:

On May 2, 2007, the Company's Board of Directors declared a special cash distribution by means of a dividend on the Company's common stock of $6.30 per share. The special dividend was paid on May 28, 2007 with respect to all shares of common stock outstanding at the close of business on May 18, 2007. On May 18, 2007, there were 33.1 million shares outstanding and, based on those shares, the total amount of the cash distribution was $208.2 million.

On November 14, 2007, the Company's Board of Directors declared a special cash distribution by means of a dividend on the Company's common stock of $9.00 per share. The special dividend was paid on January 8, 2008 with respect to all shares of common stock outstanding at the close of business on December 10, 2007. On December 10, 2007, there were 33.3 million shares outstanding. Based on those shares, the total amount of the cash distribution was $299.3 million.

Additionally, on May 2, 2007, the Company's Board of Directors approved a plan to compensate employees and directors that held in-the-money options to purchase shares of common stock and RSUs for the reduction in value of these awards due to any special cash distribution. The compensation was a combination of $18.9 million in cash and issuance of an additional 368,000 RSUs for employees of continuing operations and the amount was based on, among other factors, the average trading price of the Company's stock before and after the ex-dividend date and the in-the-money amount for options to purchase shares of common stock. The vesting schedules for RSUs granted under this plan are the same as the existing awards for which they are granted.

Additionally, on November 14, 2007, the Company's Board of Directors approved a plan to compensate employees and directors that held in-the-money options to purchase shares of common stock and RSUs for the reduction in value of these awards due to any special cash distribution. The compensation was a combination of cash and issuance of additional RSUs and the amount was based on, among other factors, the average trading price of the Company's stock before and after the ex-dividend date and the in-the-money amount for options to purchase shares of common stock. The vesting schedules for RSUs granted under this plan are the same as the existing awards for which they are granted. The compensation to employees of continuing operations was paid in January 2008, and consisted of $37.4 million in cash payments and 622,000 RSUs.

Note 6: Stock-based Compensation Expense

For the years ended December 31, 2008, 2007, and 2006, the Company recognized compensation expense related to stock options and RSUs of $14.3 million, $34.1 million, and $11.3 million, respectively. To estimate the compensation cost that was recognized under SFAS No. 123(R) for the years ended December 31, 2008, 2007 and 2006, the Company used the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for equity awards granted:

	Employee Stock Option Plans			Employee Stock Purchase Plan		
	Years ended December 31,			Years ended December 31,		
	2008	2007	2006	2008	2007	2006
Risk-free interest rate	2.02% - 2.85%	4.59% - 5.02%	4.38% - 5.07%	2.01% -3.78%	5.07% - 5.12%	4.13% - 4.84%
Expected dividend yield	0%	0%	0%	0%	0%	0%
Volatility	28% - 56%	48% - 67%	52% - 88%	39% - 63%	41% - 52%	30% - 35%
Expected life	2.8 years	2.5 years	2.8 years	6 months	6 months	6 months

The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term. The Company paid a special dividend in 2007 and declared another dividend that was paid in January 2008, and may pay special dividends in the future, but does not expect to pay recurring dividends. The expected volatility is based on historical volatility of the Company's stock for the related expected life of the option. The expected life of the equity award is based on historical experience.

As of December 31, 2008, total unrecognized stock-based compensation cost related to unvested stock options and unvested RSUs associated with continuing operations was $10.9 million. The balance at December 31, 2008 is expected to be recognized over a weighted average period of approximately 16 months. Total unrecognized stock-based compensation cost related to unvested stock options was $2.6 million, which is expected to be recognized over a weighted average period of approximately 17 months. Total unrecognized stock-based compensation cost related to unvested RSU grants was $8.3 million, which is expected to be recognized over a weighted average period of approximately 16 months.

The Company has included the following amounts for stock-based compensation cost, including the cost related to the ESPP, in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2008, 2007, and 2006 (amounts in thousands, except per share data):

	Year ended December 31,		
	2008	2007	2006
Systems and network operations	$ 1,663	$ 1,091	$ 1,194
Product development	3,284	2,383	960
Sales and marketing	3,551	7,948	2,400
General and administrative	5,806	22,636	6,715
Total	$14,304	$34,058	$11,269

No financing cash flow was generated by tax benefits from stock-based award activity in 2008 nor was any tax expense recognized related to stock-based compensation. Financing cash flow generated by tax benefits from stock-based award activity in 2007 was $23.7 million and no tax expense was recognized related to stock-based compensation. The total tax expense recognized related to stock-based compensation for 2006 was $139,000 and no Financing cash flow was generated. Excluded from the amounts recorded in the above categories of operating expense for the years ended December 31, 2008, 2007, and 2006 are the following amounts included in Restructuring, resulting from options held by terminated employees, amounts that were capitalized as part of internally developed software, and amounts that were reclassified as discontinued operations (amounts in thousands):

	Year ended December 31,		
	2008	2007	2006
Restructuring	$ 60	$ 670	$ 824
Internally developed software	637	466	241
Discontinued operations – directory business	52	1,630	728
Discontinued operations – mobile services business	89	13,459	4,866
Total	$838	$16,225	$6,659

Stock-based compensation expense recognized during the years ended December 31, 2008, 2007, and 2006 includes (1) compensation expense for awards granted prior to, but not yet fully vested as of, January 1, 2006, and (2) compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant date fair values estimated in accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and SFAS No. 123(R), respectively. The Company has historically disclosed and currently recognizes stock-based compensation expense over the vesting period for each separately vesting portion of a share-based award as if they were, in substance, a multiple share-based award. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has historically estimated and continues to estimate the fair value of share-based awards using the Black-Scholes-Merton option-pricing model.

The weighted average fair value for options granted in the years ended December 31, 2008, 2007, and 2006 was $3.31, $8.34, and $10.40 per share, respectively. The Company issues new shares upon exercise of options to purchase common stock and vesting of restricted stock units.

Total intrinsic value of options exercised to purchase common stock in the years ended December 31, 2008, 2007, and 2006 was $19,000, $5.2 million, and $6.7 million, respectively. Awards outstanding at December 31, 2008 have the following total intrinsic value and weighted average remaining contractual terms:

	Outstanding at December 31, 2008	Intrinsic value (in thousands)	Weighted average remaining contractual term (in years)
Options outstanding	4,177,438	$ 12	3.9
Options exercisable and outstanding	3,069,055	$ 12	3.0
Restricted stock units outstanding	1,272,505	$9,607	1.1

Options outstanding at December 31, 2008 and expected to vest in the future, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $12,000 and weighted average remaining contractual term of 3.7 years. RSUs expected to vest after December 31, 2008, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $7.9 million and weighted average remaining contractual term of 1.0 years. Cash generated from the exercise of stock options amounted to $16,000 for the year ended December 31, 2008.

Note 7: Commitments and Contingencies

The Company has noncancellable operating leases for its corporate facilities. The leases expire through 2013. Rent expense under operating leases totaled $1.3 million, $2.7 million, and $2.0 million for the years ended December 31, 2008, 2007, and 2006, respectively.

The Company's capital lease commitments and $687,000 of the purchase commitments are included in the Company's Consolidated Balance Sheets. The Company's contractual commitments are as follows for the years ending December 31 (in thousands):

	2009	2010	2011	2012	2013	Thereafter	Total
Operating lease commitments	$1,589	$1,646	$1,614	$1,665	$284	$—	$ 6,798
Purchase commitments	1,773	1,742	1,251	1,026	493	—	6,285
Capital lease commitments (net of imputed interest and executory costs)	552	565	209	—	—	—	1,326
Total	$3,914	$3,953	$3,074	$2,691	$777	$—	$14,409

As of December 31, 2008, the Company has pledged $5.1 million as collateral for standby letters of credit and bank guaranties for certain of its property leases, which is included in Other long-term assets.

Contingencies

In the year ended December 31, 2008, the Company recorded expense from settlements and estimated liabilities from loss contingencies of $550,000 and $2.7 million, respectively, in Loss from discontinued operations in the accompanying Consolidated Statement of Operations and Comprehensive Loss. Additionally, as of December 31, 2008, it is reasonably possible that additional losses from contingencies may be incurred, although the Company cannot reasonably estimate any additional possible losses.

Litigation

On December 17, 2008, Anne D. Manos filed a lawsuit against current officers and directors of the company, as well as nominal defendant InfoSpace, in the Superior Court of the State of Washington in and for King County ("Court"). Plaintiff purports to bring the lawsuit derivatively on behalf of the Company, seeking to invalidate and recover payments made to the defendant officers and directors pursuant to a compensation program established by the Company's board of directors. Specifically, plaintiff alleges that the defendant officers and directors breached their fiduciary duties and duties of loyalty by approving such compensation program, which was designed to offset the diminution in value to InfoSpace employee and board members' options that occurred as a result of the cash distributions to shareholders. On February 11, 2009, Ms. Manos filed a First Amended Complaint that is substantively identical to her original complaint, adding only James N. Mercer as co-plaintiff. On or before March 6, 2009, InfoSpace anticipates filing a motion to dismiss the First Amended Complaint based on plaintiffs' failure to make the requisite pre-filing demand on the Company's board of directors. The parties have agreed to stay discovery pending resolution by the Court of InfoSpace's anticipated motion to dismiss. The trial date is currently set for June 7, 2010. The complaint is derivative in nature and does not seek monetary damages from the Company. The Company has entered into indemnification agreements in the ordinary course of business with its officers and directors and may be obligated throughout the pendency of this action to advance payment of legal fees and costs incurred by the defendant current and former officers and directors pursuant to the Company's obligations under the indemnification agreements and applicable Delaware law.

The Company operated its ringtone business under licensing agreements with various music publishers, including Warner/Chappell Music, Inc. Following the Company's sale of its ringtone business, Warner/Chappell Music and two related entities, WB Music Corp. and Warner-Tamerlane Publishing Corp., asserted claims against the Company for supposedly improper use of their copyrighted musical compositions. In January 2009, WB Music Corp. and Warner-Tamerlane Publishing Corp. filed a Complaint for Copyright Infringement against the Company and two of the Company's alleged subsidiaries in the U.S. District Court for the Central District of California. The Complaint, which the plaintiffs have not yet served, seeks unspecified actual and/or statutory damages for the supposed unauthorized use of 26 compositions. The Company is currently investigating the allegations. To date, the Company believes that the plaintiffs' claims are without merit and that it has viable defenses to them. In addition, in April 2008, Warner Chappell Music filed a Complaint for Breach of Contract against the Company and two of the Company's alleged subsidiaries in which it claims that the Company owes it not less than $750,000 under the parties' agreements. The Company believes this action likewise lacks merit and that the Company has defenses to the claims asserted. The Company has filed counterclaims against Warner Chappell Music and filed cross-claims against the auditor hired by Warner Chappell Music. The parties have discussed the possibility of mediating their disputes and may do so in the next few months. There is no guarantee that a mediation will be successful in resolving the disputes between the parties. Moreover, because litigation is inherently uncertain, the Company may not prevail if these matters are fully litigated, and there can be no assurance that there will not be material adverse financial consequences for the Company resulting from these matters.

From time to time the Company is subject to various legal proceedings or claims that arise in the ordinary course of business. Although the Company cannot predict the outcome of these matters with certainty, the Company's management does not believe that the disposition of these ordinary course matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Other

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, partners and other parties. The Company has agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or other claims made against certain parties. It is not possible to determine the maximum potential amount for which the Company could be held liable under these indemnification agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Accordingly, the Company has not recorded a liability related to such indemnification provisions.

The Company periodically enters into agreements that require minimum performance commitments. The Company's management believes that the likelihood is remote that any such arrangements will have a significant adverse effect on its financial position or liquidity. Accordingly, the Company has not recorded a liability related to these contingencies.

Note 8: Income Taxes

Income tax expense (benefit) from continuing operations consists of the following for the years ended December 31, 2008, 2007, and 2006 (in thousands):

	Years ended December 31,		
	2008	2007	2006
Current			
U.S. federal	$ 3,159	$ (6,408)	$ 841
State	20	—	—
Foreign	86	7	—
Total current expense (benefit)	$ 3,265	$ (6,401)	$ 841
Deferred			
U.S. federal	$(2,667)	$19,810	$(29,901)
Total deferred expense (benefit)	(2,667)	19,810	(29,901)
Income tax expense (benefit), net, relating to continuing operations	$ 598	$13,409	$(29,060)

The 2008 income tax expense of $598,000 was primarily attributable to a $5.6 million tax benefit from current year operations, $436,000 tax expense for non-deductible compensation paid to an executive, and a $5.4 million tax expense for the net increase in the valuation allowance against the deferred tax assets.

The Income tax expense (benefit) from continuing operations differs from the amount computed by applying the statutory federal income tax rate for the years ended December 31, 2008, 2007, and 2006 as follows (in thousands):

	Years ended December 31,		
	2008	2007	2006
Income tax benefit at federal statutory rate of 35%	$(5,557)	$(24,873)	$ (8,777)
Foreign	86	7	—
State, net of federal benefit	13	—	—
Nondeductible goodwill	—	—	8,210
Nondeductible compensation	436	22,316	—
Increase (decrease) in beginning of year valuation allowance balance	5,352	16,016	(28,643)
Other	268	(57)	150
Expense (benefit) for income taxes, net	$ 598	$ 13,409	$(29,060)

The income tax expense from continuing operations reflects an increase in the valuation allowance during the year ended December 31, 2008 of $5.4 million, while the Consolidated Balance Sheets reflect a decrease in the valuation allowance of $2.7 million. The $8.0 million difference between the decrease in the valuation allowance on the Consolidated Balance Sheets and the increase in the valuation allowance reflected in the income tax provision is primarily attributable to a $6.2 million decrease in the valuation allowance in connection with the reversal of deferred tax assets pertaining to settlement of compensation cost, where the compensation cost was in excess of the tax benefit.

The tax effect of temporary differences and net operating loss carry forwards from continuing operations that give rise to the Company's deferred tax assets and liabilities as of December 31, 2008 and 2007 are as follows (in thousands):

	December 31,	
	2008	2007
Deferred tax assets:		
Current	$ 11,625	$ 3,764
Non-current:		
Net operating loss carryforwards	289,115	293,706
Tax credit carryforwards	3,987	3,994
Depreciation and amortization	9,875	14,057
Other, net	7,059	8,807
Total non-current	310,036	320,564
Total gross deferred tax assets	321,661	324,328
Valuation allowance	(321,661)	(324,328)
Net deferred tax assets	$ —	$ —

At December 31, 2008 and 2007, the Company provided a valuation allowance against its net deferred tax assets for which significant uncertainty exists regarding the ultimate realization. The Company evaluates its deferred tax assets for future realization and reduces it by a valuation allowance to the extent that realization is not more likely than not. Many factors are considered when assessing the likelihood of future realization of deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available for tax reporting purposes, trends in the industry and the current macroeconomic environment, and other relevant factors. At December 31, 2008, the Company reassessed the realizability of its remaining net deferred tax assets and concluded that, based on available evidence, that realizability was not more likely than not. Accordingly, the Company provided a full valuation allowance on its net deferred tax assets. In the last quarter of 2007, the Company divested a significant portion of its business operations. At December 31, 2007, the Company reassessed the realizability of its remaining net deferred tax assets and concluded that, based on available evidence, that realizability was not more likely than not. Accordingly, the Company recorded a full valuation allowance on its net deferred tax assets and recognized an income tax expense of $16.0 million. At December 31, 2006, the Company concluded, based on available evidence, that it was more likely than not that a portion of the operating assets would be realizable in the foreseeable future. Accordingly, the Company reduced its valuation allowance and recognized an income tax benefit of $28.6 million in 2006. The net changes in the valuation allowance during the years ended December 31, 2008 and 2007 are shown below (in thousands):

	Valuation allowance	
	2008	2007
Balance at beginning of year	$324,328	$336,895
Valuation allowance recorded to income tax expense	—	22,278
Credited to stockholders' equity	—	(27,299)
Net changes to deferred tax assets	(2,667)	(7,546)
Balance at end of year	$321,661	$324,328
Net change during the year	$ (2,667)	$ (12,567)

As of December 31, 2008, the Company's U.S. federal net operating loss carryforward for income tax purposes was approximately $800 million, all of which relates to tax deductions for stock-based compensation. When the net operating loss carryforwards related to excess stock-based compensation are recognized, the income tax benefit of those losses is accounted for as a credit to stockholders' equity on the Consolidated Balance Sheets rather than the Consolidated Statements of Operations and Comprehensive Income (Loss).

If not utilized, the Company's federal net operating loss carryforwards will expire between 2020 and 2024. Additionally, changes in ownership, as defined by Section 382 of the Internal Revenue Code, may limit the amount of net operating loss carryforwards used in any one year.

In July 2006, the FASB issued Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 on January 1, 2007. As a result of the adoption, the Company did not recognize a change in the liability for unrecognized tax benefits.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2008 and 2007 are as follows (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2007	$18,830
Gross increases for tax positions of prior years	—
Gross decreases for tax positions of prior years	—
Gross increases for tax positions of current year	—
Gross decreases for tax positions of current year	—
Settlements	—
Lapse of statute of limitations	—
Balance at December 31, 2008	$18,830

There were no changes to unrecognized tax benefits during the year ended December 31, 2007.

Total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized was $634,000 as of December 31, 2008 and 2007. The remaining $18.2 million, if recognized, would create a deferred tax asset subject to a valuation allowance. If the Company released the valuation allowance, the amount would affect the Company's effective tax rate. The Company does not believe there will be any material changes in its unrecognized tax benefits over the next twelve months.

The Company and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005, although net operating loss carryforwards and tax credit carryforwards from any year are subject to examination and adjustment for at least three years following the year in which they are fully utilized. As of December 31, 2008, no significant adjustments have been proposed relative to the Company's tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in interest expense and general and administrative expenses, respectively. As of December 31, 2008 and 2007, the Company had $144,000 and $84,000 of accrued interest related to uncertain tax positions, respectively, which is included in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

Note 9: Restructuring

Restructuring charges were $17,000, $9.6 million, and $62.3 million for the years ended December 31, 2008, 2007, and 2006, respectively.

In 2007, the Company sold its directory and mobile services businesses and, as a result, committed to a plan to make operational changes to its business, which included a reduction in its workforce and, as part of the workforce reduction, consolidation of its facilities. The Company recorded $7.4 million of expense related to that plan in 2007, and $2.2 million of adjustments and additions in 2007 relating to the restructuring plan committed to in 2006, as described below.

In 2006, as a result of being informed by one of its carrier partners that it intended to develop direct relationships for mobile ringtone content with the major record labels beginning in 2007, the Company committed to a plan to substantially reduce its mobile content offerings and make operational changes to its business, which included a reduction in its workforce and, as part of the workforce reduction, consolidation of its facilities.

Restructuring charges for the years ended December 31, 2008, 2007, and 2006 consisted of the following (in thousands):

Type	Years ended December 31, 2008	2007	2006
Impairment of goodwill	$—	$ —	$31,903
Impairment of other intangible assets	—	—	12,623
Employee separation costs	52	7,963	8,687
Stock-based compensation	60	670	824
Losses on contractual commitments	(88)	831	5,671
Estimated future lease losses	(7)	—	1,667
Impairment of leasehold improvements and fixed assets	—	126	941
	$ 17	$9,590	$62,316

At December 31, 2008, the accrued liability associated with the restructuring related charges was $4,000 and consisted of the following (in thousands):

	Employee separation	Contractual commitments	Facility abandonment	Total
Reserve balance at December 31, 2006	$ 5,934	$ 2,838	$ 1,450	$ 10,222
Provision for restructuring	8,855	47	883	9,785
Adjustments	(775)	(1,201)	(398)	(2,374)
Payments in 2007	(6,725)	(1,454)	(1,826)	(10,005)
Reserve balance at December 31, 2007	$ 7,289	$ 230	$ 109	$ 7,628
Provision for restructuring	24	—	—	24
Adjustments	110	(86)	(101)	(77)
Payments in 2008	(7,419)	(144)	(8)	(7,571)
Reserve balance at December 31, 2008	$ 4	$ —	$ —	$ 4

The Company does not expect to incur any material restructuring charges in 2009 related to initiatives identified to date that have not yet been recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Note 10: Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). In SFAS No. 141(R), the FASB retained the fundamental requirements of SFAS No. 141 to account for all business combinations using the acquisition method and for an acquiring entity to be identified in all business combinations. However, the revised standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to immediately expense costs related to the acquisition. SFAS No. 141(R) is effective for annual periods beginning on or after December 15, 2008. The impact that SFAS No. 141(R) will have on the Company's consolidated financial statements when effective will depend upon the nature, terms and size of the acquisitions completed after the effective date.

On January 1, 2008, the Company adopted the provisions of SFAS No. 157 which defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on the Company's financial position, cash flows, or results of operations. The Company is currently evaluating the remaining provisions of SFAS No. 157 to determine what effect its adoption on January 1, 2009 for nonfinancial assets and nonfinancial liabilities will have on its financial position, cash flows, and results of operations.

On October 10, 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 became effective immediately, including prior periods for which financial statements have not been issued. Therefore, the Company adopted the provisions of FSP No. 157-3 in its consolidated financial statements for the year ended December 31, 2008. The adoption did not have a material impact on the Company's financial position, cash flows or results of operations.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of the Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of fiscal year 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
InfoSpace, Inc.
Bellevue, Washington

We have audited the internal control over financial reporting of InfoSpace, Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 2, 2009 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 2, 2009

ITEM 9B. Other Information

Not applicable.

PART III

We have omitted certain information from this Annual Report on Form 10-K that is required by Part III. We intend to file a definitive proxy statement pursuant to Regulation 14A with the Securities and Exchange Commission relating to our annual meeting of stockholders not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and such information is incorporated by reference herein.

ITEM 10. Directors, Executive Officers and Corporate Governance

Certain information concerning our directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Proposal One—Election of Directors."

Certain information regarding our executive officers is included in Part I of this Report under the caption "Executive Officers and Directors of the Registrant" and is incorporated by reference into this Item.

Other information concerning our officers and directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Additional Information Relating to our Directors and Executive Officers."

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement under the heading "Additional Information Relating to Our Directors and Executive Officers."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Additional Information Relating to Our Directors and Executive Officers—Equity Compensation Plans."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement under the heading "Proposal One - Election of Directors" and "Additional Information Relating to Our Directors and Executive Officers."

ITEM 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement under the headings "Fees Paid to Independent Registered Public Accounting Firm for 2008 and 2007" and "Audit Committee Report."

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a)

1. *Consolidated Financial Statements.*

See Index to Consolidated Financial Statements at Item 8 on page 54 of this Report.

2. *Financial Statement Schedules.*

All financial statement schedules required by Item 15(a)(2) have been omitted because they are not applicable or the required information is presented in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits.*

Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation
3.2(2)	Restated Bylaws, as amended
4.1(3)	Form of Certificate of the Powers, Designations, Preferences and Rights of Series A Preferred Stock
4.2(4)	Certificate of the Powers, Designations, Preferences and Rights of Series B Preferred Stock
4.3(5)	Preferred Stock Rights Agreement, dated as of July 19, 2002, between the Company and Mellon Investor Services LLC, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively
10.1(6)	Form of Indemnification Agreement between the registrant and each of its directors and executive officers
10.2(7)*	Restated 1996 Flexible Stock Incentive Plan
10.3(6)*	1998 Employee Stock Purchase Plan
10.4(8)	Lease, dated March 10, 2000, between the registrant and Three Bellevue Center, LLC
10.5(9)*	Amended and Restated 2001 Nonstatutory Stock Option Plan
10.6(9)*	Amended and Restated Employment Agreement dated August 3, 2007 between InfoSpace, Inc. and R. Bruce Easter
10.7(9)*	Amended and Restated Employment Agreement dated August 3, 2007 between InfoSpace, Inc. and Steve Elfman
10.8(9)*	Amended and Restated Employment Agreement dated August 3, 2007 between InfoSpace, Inc. and Allen M. Hsieh
10.9(9)*	Amended and Restated Employment Agreement dated August 3, 2007 between InfoSpace, Inc. and Brian McManus
10.10(10)*	InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan
10.11(11)*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Nonqualified Stock Option Letter Agreement
10.12(12)	Mutual Release and Settlement Agreement dated as of December 22, 2004 between InfoSpace, Inc. and certain current and former directors and officers of InfoSpace, Inc. and a private party shareholder of InfoSpace, Inc.

Number	Description
10.13(12)*	Terms of Stock Option Grant program for Nonemployee Directors under the Restated 1996 Flexible Stock Incentive Plan
10.14(12)*	Description of Retainer and Meeting Fees Paid to Directors
10.15(13)	Sixth Amendment dated September 26, 2005, to that certain Lease dated March 10, 2000, between InfoSpace, Inc. and Three Bellevue Center LLC
10.16(14)*	Description of Acceleration of Vesting of Certain Unvested and "Out-of-the-Money" Stock Options
10.17(15)*	2008 InfoSpace Executive Bonus Plan
10.18(16)*	Agreement by and between InfoSpace, Inc. and certain entities affiliated with the Sandell Asset Management Corp., dated April 26, 2007
10.19(7)*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement
10.20(9)*	Form of InfoSpace, Inc. Amended and Restated 2001 Nonstatutory Stock Option Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement
10.21(9)*	From of InfoSpace, Inc. Restricted Stock Unit Award Tax Withholding Election Form
10.22(9)*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for US-Based Vice President or Above
10.23(17)	Asset Purchase Agreement between Idearc Inc. and InfoSpace, Inc., dated as of September 15, 2007
10.24(18)	Asset Purchase Agreement between InfoSpace, Inc. and Motricity, Inc., dated as of October 15, 2007
10.25(19)	Ninth Amendment to Office Lease, effective as of December 21, 2007, by and between InfoSpace, Inc. and WA—Three Bellevue Center, L.L.C. for office space located at 601 108th Avenue N.E., Bellevue, Washington
10.26(20)	Tenth Amendment to Office Lease, effective as of January 29, 2008, by and between InfoSpace, Inc. and WA—Three Bellevue Center, L.L.C. for office space located at 601 108th Avenue N.E., Bellevue, Washington
10.27(21)*	Employment Agreement effective as of October 7, 2008 between InfoSpace, Inc. and Michael J. Glover
10.28(21)*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and Bruce M. Allenbaugh
10.29(21)*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and David B. Binder
10.30(21)*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and Eric M. Emans
10.31(21)*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and Sunil Thomas
10.32(21)*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and Alejandro C. Torres
10.33(21)*	Employment Agreement effective as of October 28, 2008 between InfoSpace, Inc. and Stuart West

Number	Description
10.34(21)*	Amended and Restated Employment Agreement, amended and restated as of November 4, 2008, between InfoSpace, Inc. and James F. Voelker
10.35(22)*	Employment Agreement effective as of February 2, 2009 between InfoSpace, Inc. and William J. Lansing
10.36†	Google Services Agreement and Order Form by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005.
10.37†	Amended and Restated Google Services Agreement by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005.
10.38†	Amendment Number One to Amended and Restated Google Inc. Services Agreement and Order Form dated November 6, 2006 by and between Google Inc. and InfoSpace Sales LLC.
10.39†	Amendment Number Two to Amended and Restated Google Inc. Services Agreement and Order Form dated February 1, 2008 by and between Google Inc. and InfoSpace Sales LLC.
10.40†	Amendment Number Four to Amended and Restated Google Inc. Services Agreement and Order Form dated December 1, 2008 by and between Google Inc. and InfoSpace Sales LLC.
10.41†	Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871 by and among Overture Services, Inc., Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor) dated November 26, 2007.
10.42†	Amendment #1 dated January 31, 2008 to the Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871 dated November 26, 2007 by and among Overture Services, Inc., Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor).
10.43†	Amendment #2 dated November 1, 2008 to the Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871 dated November 26, 2007 by and among Yahoo! Inc. (as successor-in-interest to Overture Services, Inc.), Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor).
21.1	Subsidiaries of the registrant
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (contained on the signature page hereto)
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed by the registrant on March 27, 2003.
(2) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on November 20, 2007.
(3) Incorporated by reference to the Registration Statement on Form S-1 (No. 333-86313) filed by the registrant on September 1, 1999, as amended.
(4) Incorporated by reference to the Registration Statement on Form S-1 (No. 333-58048) filed by the registrant on March 30, 2001, as amended.
(5) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on July 24, 2002.

(6) Incorporated by reference to the Registration Statement on Form S-1 (No. 333-62323) filed by the registrant on August 27, 1998, as amended.
(7) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on December 11, 2006.
(8) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 filed by the registrant on March 30, 2000.
(9) Incorporated by reference to the Quarterly Report on Form 10-Q for the three months ended June 30, 2007 filed by the registrant on August 9, 2007.
(10) Incorporated by reference to the Registration Statement on Form S-8 (333-116641) filed by the registrant on June 18, 2004.
(11) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 filed by the registrant on February 23, 2006.
(12) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 filed by the registrant on March 3, 2005.
(13) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on September 29, 2005.
(14) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on December 20, 2005.
(15) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on March 4, 2008.
(16) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on May 2, 2007.
(17) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on September 19, 2007.
(18) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on October 18, 2007.
(19) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on January 4, 2008.
(20) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 filed by the registrant on February 25, 2008.
(21) Incorporated by reference to the Quarterly Report on Form 10-Q for the three months ended September 30, 2008 filed by the registrant on November 10, 2008.
(22) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on February 5, 2009

* Indicates a management contract or compensatory plan or arrangement.
† Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report on Form 10-K and submitted separately to the Securities and Exchange Commission.

(b) ***Exhibits***

See Item 15 (a) above.

(c) ***Financial Statements and Schedules.***

See Item 15 (a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOSPACE, INC.

By: /s/ WILLIAM J. LANSING
William J. Lansing
Chief Executive Officer and President

Date: March 2, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David B. Binder and Alejandro C. Torres, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities to execute any amendments to this Annual Report on Form 10-K, and to file the same, exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. LANSING William J. Lansing	Chief Executive Officer, President and Director (Principal Executive Officer)	March 2, 2009
/s/ DAVID B. BINDER David B. Binder	Chief Financial Officer and Treasurer (Principal Financial Officer)	March 2, 2009
/s/ ERIC M. EMANS Eric M. Emans	Chief Accounting Officer (Principal Accounting Officer)	March 2, 2009
/s/ JAMES F. VOELKER James F. Voelker	Chairman	March 2, 2009
/s/ JOHN E. CUNNINGHAM, IV John E. Cunningham, IV	Director	March 2, 2009
/s/ JULES HAIMOVITZ Jules Haimovitz	Director	March 2, 2009
/s/ RICHARD D. HEARNEY Richard D. Hearney	Director	March 2, 2009
/s/ WILLIAM J. RUCKELSHAUS William J. Ruckelshaus	Director	March 2, 2009
/s/ LEWIS M. TAFFER Lewis M. Taffer	Director	March 2, 2009
/s/ GEORGE M. TRONSRUE III George M. Tronsrue III	Director	March 2, 2009

[THIS PAGE INTENTIONALLY LEFT BLANK]

Form 10-K

infospace

Directors

James F. Voelker
Chairman

William J. Lansing
Chief Executive Officer and President

John E. Cunningham, IV
General Partner, Clear Fir Partners, LP

Jules Haimovitz
President, Haimovitz Consulting

Gen. Richard D. Hearney (Ret.)
Management Consultant

William J. Ruckelshaus
Chief Operating Officer and Chief Financial Officer, AudienceScience, Inc.

Lewis M. Taffer
Management Consultant

George M. Tronsrue, III
President and Co-Manager, Jericho Fund, LLC

Executive Officers

William J. Lansing
Chief Executive Officer, President and Director

David B. Binder
Chief Financial Officer and Treasurer

Eric M. Emans
Chief Accounting Officer

Michael J. Glover
Vice President, Distribution and Business Development

Sunil Thomas
Chief Technology Officer

Alejandro C. Torres
General Counsel and Secretary

Stuart C. West
Vice President, Corporate Development and Chief Strategy Officer

Shareholder Information

Investor Information
To request copies of InfoSpace's Annual Report on Form 10-K or other financial information, or to contact Investor Relations, please call 866.438.4677 or visit our corporate Web site at www.infospaceinc.com.

Securities
InfoSpace common stock is traded on the NASDAQ Global Select Market under the symbol "INSP."

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
925 - 4th Avenue, Suite 3300
Seattle, WA 98104

Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
888.581.9372

Corporate Headquarters
InfoSpace, Inc.
601 - 108th Avenue NE, Suite 1200
Bellevue, WA 98004
425.201.6100
www.infospaceinc.com

This annual report contains forward-looking statements, including statements regarding InfoSpace's expectations regarding its business, financial results, and prospects. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, including general economic, industry and market sector conditions; changes in our relationships with our customers; the progress and costs of the development of our products and services; the timing and extent of market acceptance of those products and services; our dependence on companies to distribute our products and services; the ability to successfully integrate acquired businesses; the successful execution of the Company's strategic initiatives, marketing strategies, and restructuring plans; and the condition of our cash investments. A more detailed description of certain factors that could affect actual results include, but are not limited to, those discussed in InfoSpace's most recent Annual Report on Form 10-K filed with the Securities Exchange Commission in the section entitled "Risk Factors."